Exhibit 2.1

Execution Copy

STOCK AND ASSET PURCHASE AGREEMENT

by and among

LSI CORPORATION,

ARRIS INTERNATIONAL PLC

and

solely for purposes of Section 9.2 hereof,

BROADCOM CORPORATION

Dated as of February 22, 2017

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3.14	Employees and Employee Benefit Plans	41

3.15	Environmental Matters	44

3.16	Material Contracts	45

3.17	Finders’ Fees	48

3.18	Anti-Corruption; Export Control	48

3.19	Insurance	49

3.20	Customers; Suppliers; Products	49

3.21	Exclusivity of Representations	50

ARTICLE IV REPRESENTATIONS OF PURCHASER		51

4.1	Corporate Existence	51

4.2	Corporate Authority	51

4.3	Governmental Authorization	51

4.4	Litigation	51

4.5	Non-contravention	52

4.6	Financial Capacity	52

4.7	Securities Act	52

4.8	Finders; Brokers	52

4.9	No Additional Representations	52

ARTICLE V AGREEMENTS OF PURCHASER AND SELLER		53

5.1	Operation of the Business	53

5.2	Investigation of Business; Confidentiality	56

5.3	Necessary Efforts	57

5.4	Public Disclosures	59

5.5	Access to Records and Personnel	59

5.6	Ultimate Parent Options and Ultimate Parent RSU Awards	61

5.7	Employee Relations and Benefits	62

5.8	Tax Matters	67

5.9	Mail Handling	72

5.10	No Solicitation of Acquisition Proposals	73

5.11	Noncompetition; Nonsolicitation	73

5.12	Termination of Use of Name and Marks	75

5.13	Excluded Litigation Liabilities	75

5.14	Required Business Financial Statements	75

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5.15	Shared Contracts	76

5.16	Indemnification of Officers and Directors	77

ARTICLE VI CONDITIONS TO CLOSING		78

6.1	Conditions Precedent to Obligations of Purchaser and Seller	78

6.2	Conditions Precedent to Obligation of Seller	78

6.3	Conditions Precedent to Obligation of Purchaser	79

ARTICLE VII TERMINATION		80

7.1	Termination Events	80

7.2	Effect of Termination	81

ARTICLE VIII INDEMNIFICATION		82

8.1	Indemnification	82

8.2	Certain Limitations	82

8.3	Procedures for Third Party Claims and Excluded Liabilities	83

8.4	Certain Procedures	85

8.5	Remedies Exclusive	86

ARTICLE IX MISCELLANEOUS AGREEMENTS OF THE PARTIES		86

9.1	Notices	86

9.2	Guaranty	87

9.3	Bulk Transfers	87

9.4	Remedies Cumulative; Specific Performance	88

9.5	Amendments and Waivers	88

9.6	Expenses	88

9.7	Binding Effect; Benefit; Assignment	88

9.8	Governing Law	88

9.9	Jurisdiction	89

9.10	Waiver of Jury Trial	89

9.11	Counterparts; Effectiveness	89

9.12	Entire Agreement	89

9.13	Severability	89

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EXHIBIT A	Form of General Assignment and Assumption Agreement
EXHIBIT B	Form of China Purchase Agreement
EXHIBIT C	Form of India Purchase Agreement
EXHIBIT D	Form of Intellectual Property Agreement
EXHIBIT E	Form of Transition Services Agreement

-iv-

ANNEX 1	Patents
ANNEX 2	Trademarks
ANNEX 3	Internet Properties
ANNEX 4	Copyrights

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STOCK AND ASSET PURCHASE AGREEMENT

THIS STOCK AND ASSET PURCHASE AGREEMENT (this “Agreement”), is dated as of February 22, 2017, and has been executed by and among LSI Corporation, a Delaware corporation (“Seller”), ARRIS International plc, a company incorporated in England and Wales (“Purchaser”), and, solely for purposes of Section 9.2 hereof, Broadcom Corporation, a California corporation (“Broadcom”). Purchaser and Seller are each referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, capitalized terms have the respective meanings ascribed to them in Article I;

WHEREAS, on November 2, 2016, Broadcom Limited, a limited company organized under the laws of the Republic of Singapore (“Ultimate Parent”), Broadcom, Brocade Communications Systems, Inc., a Delaware corporation (the “Company”), and Bobcat Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Seller (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”);

WHEREAS, on December 18, 2016, Broadcom assigned all of its rights and obligations under the Merger Agreement and transferred all of the issued and outstanding capital stock of Merger Sub to Seller;

WHEREAS, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving corporation and a direct wholly owned subsidiary of Seller;

WHEREAS, upon consummation of the Merger, Seller will own beneficially and of record all of the issued and outstanding capital stock of the Company;

WHEREAS, the Company and certain of its Subsidiaries are engaged in, among other things, the Business;

WHEREAS, the Company owns beneficially and of record all of the issued and outstanding capital stock of Ruckus (the “Purchased Ruckus Interests”);

WHEREAS, the Company desires to sell, transfer, convey and deliver to Purchaser or a Purchaser Designee, and Purchaser or a Purchaser Designee desires to purchase and accept from the Company, the Purchased Ruckus Interests upon the terms and subject to the conditions specified in this Agreement;

WHEREAS, the Asset Sellers own, license or lease the Purchased Assets; and

WHEREAS, the Asset Sellers desire to sell, transfer and assign to Purchaser or a Purchaser Designee, and Purchaser or a Purchaser Designee desires to purchase and assume from the Asset Sellers, the Purchased Assets and Assumed Liabilities upon the terms and subject to the conditions specified in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS AND RULES OF CONSTRUCTION

1.1 Definitions. As used in this Agreement, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Acquired Rights Directive” shall have the meaning set forth in the definition of Transfer Regulations.

“Acquisition Proposal” means an indication of interest, offer or proposal to acquire, directly or indirectly, (i) the Business, (ii) the Purchased Ruckus Interests or (iii) all or any substantial portion of the Purchased Assets, in each case, in a single transaction or series of related transactions (whether such acquisition is structured as a sale of stock, sale of assets, merger, recapitalization or otherwise, other than the transactions provided for in this Agreement).

“Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by contract or otherwise, and the terms “controlling” and “controlled by” have meanings correlative to the foregoing.

“Aggregate Award Cash Out Amount” shall have the meaning set forth in Section 5.6(d).

“Aggregate Transferred Subsidiary Compensation Liability” shall have the meaning set forth in Section 5.7(n).

“Aggregate Vacation Cash Out Liability” shall have the meaning set forth in Section 5.7(h).

“Agreement” shall have the meaning set forth in the recitals to this Agreement.

“Allocation” shall have the meaning set forth in Section 2.8.

“Applicable Award Cash Out Price” means, with respect to each Ultimate Parent Option and Ultimate Parent RSU Award, an amount equal to the Merger Exchange Price; provided, however, if (i) the Closing Date is more than 30 days after the date on which the Merger Effective Time occurs and (ii) Seller or its Affiliates have not obtained any consent of the holder of such Ultimate Parent Option or Ultimate Parent RSU Award that is necessary so that the Applicable Award Cash Out Price for such Ultimate Parent Option or Ultimate RSU Award will equal the Merger Exchange Price (despite Seller’s compliance with Section 5.6(c)), then, in lieu of the Merger Exchange Price, the Applicable Award Cash Out Price for such Ultimate Parent Option or Ultimate Parent RSU shall be the volume weighted average price for an Ultimate Parent Ordinary Share for the 20 consecutive trading days ending three trading days immediately prior to (and excluding) the Closing Date as reported by Bloomberg, L.P.

“Asset Sellers” means the Company and any Subsidiary of the Company in its capacity as a seller of Purchased Assets (other than, for the avoidance of doubt, the Purchased Ruckus Interests).

“Asset Level Allocation Statement” shall have the meaning set forth in Section 2.8.

“Assumed Leases” means the leases identified on Section 1.1(a) of the Disclosure Schedule to be assumed by Purchaser or a Purchaser Designee.

“Assumed Liabilities” means the following Liabilities of the Asset Sellers (expressly excluding all Excluded Liabilities):

(i) any and all Liabilities under the Transferred Contracts, including any breach thereof;

(ii) any and all product warranty obligations arising from sales of the Network Edge Products on, before or after the Closing;

(iii) any and all Liabilities that are to be assumed by Purchaser or its Affiliates in respect of any Transferred Employees pursuant to Section 5.7;

(iv) any and all Liabilities with respect to any Business Employee related to any Transfer Regulations;

(v) any and all Liabilities that exist as of, or arise on or after, the Closing Date pursuant to the terms of the Transferred Benefit Plans;

(vi) any and all Liabilities in respect of (A) Taxes solely with respect to the Purchased Assets for any Post-Closing Tax Period, (B) Transfer Taxes to be paid by Purchaser pursuant to Section 5.8(a), and (C) Property Taxes to be paid by Purchaser pursuant to Section 5.8(b);

(vii) all other Liabilities (expressly excluding all Excluded Liabilities) arising primarily out of or otherwise primarily related to the Business or the Purchased Assets; and

(viii) any and all Liabilities accruing, arising out of or relating to the conduct or operation of the Business or the ownership or use of the Purchased Assets from and after the Closing.

“Benefit Plan” means (i) each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) (whether or not subject to ERISA), (ii) each employment, consulting, severance, change in control, retention or similar plan, program, agreement, arrangement or policy, (iii) each plan, program, agreement, arrangement or policy, written or oral, statutory or contractual, that provides for compensation, bonuses, incentives, equity or equity-based awards, perquisites or benefits, including but not limited to, any deferred compensation, pension or retirement, workers compensation, health, medical, life insurance, disability or other welfare plan, educational assistance, loan, expatriate relocation or other employee assistance, relocation obligations, severance, change in control, retention, employment, holiday, cafeteria, vacation, paid time off, incentive, bonus, stock option, stock purchase, restricted stock units, phantom stock, and restricted stock, fringe benefits, supplemental unemployment, post-employment or other such plan, program, agreement, arrangement or policy or (iv) any other form of compensation, bonus, incentive, equity or equity-based awards, perquisites or benefit described in any applicable offer letter or employment agreement under which any Business Employee has any present or future right to same, in each such case maintained, sponsored, or contributed to by the Company or any of its Subsidiaries for the benefit of any current or former director, officer, employee, consultant or independent contractor of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has had or has any present or future liability (direct or indirect, contingent or otherwise), including without limitation (A) as the result of any ERISA Affiliate, (B) in connection with any terminated plan, program, agreement, arrangement or policy or (C) as the result of any guaranty, indemnity or other such agreement.

“Broadcom” shall have the meaning set forth in the recitals to this Agreement.

“Business” means the business as carried on and conducted as of the date hereof by the Network Edge division of the Company and its Subsidiaries that consists of the design, engineering, manufacturing, use, marketing, sale, development, licensing and distribution of the Network Edge Products, but excluding (i) any products, services and Technology other than the Network Edge Products, and (ii) any billing, order entry, fulfillment, accounting, finance, collections or other ancillary or corporate shared services provided by the Company or its Subsidiaries or other corporate centralized functional organizations within or controlled by the Company or its Subsidiaries.

“Business Competitor” shall have the meaning set forth in Section 5.11(b).

“Business Day” means a day that is not (i) a Saturday, a Sunday or a statutory or civic holiday in the State of California or the Republic of Singapore or (ii) a day on which banking institutions are required by Law to be closed in the State of New York or the Republic of Singapore.

“Business Employee” means (i) each Transferred Subsidiary Employee (a list of whom, as of the date hereof, based on employee identification number, is set forth on Section 1.1(b) of the Disclosure Schedule; it being agreed that such list shall be updated by Seller prior to the Closing Date), but excluding (A) any employee whose employment with any Transferred Subsidiary has terminated prior to the Closing and (B) any employee of the Transferred Subsidiaries referenced in Section 2.10(c) who does not devote primarily all of such employee’s business time and efforts to the Business; (ii) each employee of the Company and its Subsidiaries set forth on Section 1.1(b) of the Disclosure Schedule (based on employee identification number); it being agreed that such list shall be updated or modified prior to the Closing Date by Seller acting in good faith to include any additional employees of the Company and its Subsidiaries who devote primarily all of such employee’s business time and efforts to the Business (including those on a leave of absence approved by the Transferred Subsidiary employing them in accordance with such Transferred Subsidiary’s leave of absence policy (which shall include any employees with the legal right to return to employment upon expiration of such leave), but excluding any employee whose employment with the Company or its Subsidiaries has terminated prior to the Closing or who is on a leave of absence not approved by the Transferred Subsidiary employing him or her in accordance with the such Transferred Subsidiary’s leave of absence policy); and (iii) each other employee of the Company and its Subsidiaries who Seller and Purchaser shall mutually agree in writing to transfer to Purchaser and its Subsidiaries prior to the Closing Date or whose transfer to Purchaser and its Subsidiaries is required under, or occurs automatically by operation of, local Law. It is understood and agreed that the foregoing lists of Business Employees may be further modified as Seller and Purchaser, each acting in good faith, may mutually agree in writing prior to the Closing Date.

“Business Transfer Agreements” shall have the meaning set forth in Section 2.7(c).

“CFIUS” means the Committee on Foreign Investment in the United States or any successor body.

“CFIUS Clearance” means that any review or investigation by CFIUS of the transactions contemplated by this Agreement shall have been concluded, and either (i) the parties shall have received written notice that a determination by CFIUS has been made that there are no unresolved issues of national security in connection with the transactions contemplated by this Agreement, or (ii) the President of the United States shall have determined not to use his or her powers pursuant to Exon-Florio to unwind, suspend or prohibit the consummation of the transactions contemplated by this Agreement.

“China Purchase Agreement” means an agreement for the sale or transfer of Purchased Assets in China to be entered separately between a Subsidiary of the Company and Purchaser or a Purchaser Designee and governed under the Laws of China in substantially the form set forth in Exhibit B (with such modifications as may be reasonably required based on the identification of the China Purchased Assets).

“China Purchased Assets” shall have the meaning set forth in Section 2.7(b).

“Closing” shall have the meaning set forth in Section 2.3.

“Closing Date” shall have the meaning set forth in Section 2.3.

“Closing Date Allocation” shall have the meaning set forth in Section 2.8.

“Closing Date Payment” means (i) $800,000,000, plus or minus (ii) the amount by which the Estimated Closing Net Working Capital is more or less than the Target Net Working Capital, as the case may be, plus (iii) the Aggregate Award Cash Out Amount.

“Closing Date Schedule” shall have the meaning set forth in Section 2.2(b).

“Closing Net Working Capital” means the amount of inventory of the Business, as determined as of the close of business on the day immediately prior to the Closing Date in accordance with GAAP and using the same accounting principles, practices, methodologies and policies applied by the Company in the preparation of the consolidated audited balance sheet of the Company as of October 29, 2016, as contained in the Company SEC Documents (it being understood that, for purposes hereof, such inventory amount shall not reflect any step-up, re-valuation or similar adjustment under purchase accounting required under GAAP in connection with the closing of the transactions contemplated under the Merger Agreement); provided, that Closing Net Working Capital shall be decreased by, without duplication, (i) the Aggregate Vacation Cash Out Liability, if any, in accordance with Section 5.7(h) and (ii) the Aggregate Transferred Subsidiary Compensation Liability, if any, in accordance with Section 5.7(n).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and any similar applicable Law.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Collective Bargaining Agreements” mean any collective bargaining, trade union, works council or other similar Contract to which the Company or any Subsidiaries thereof is bound or that has been entered into between the Company or any Subsidiary thereof and any labor organization, union, works council, employee association, trade union, other similar employee representative body.

“Commercial Tax Agreement” means customary commercial agreements not primarily related to Taxes that contain agreements or arrangements relating to the apportionment, sharing, assignment or allocation of Taxes (including financing agreements with Tax gross-up obligations or leases with Tax escalation provisions).

“Company” shall have the meaning set forth in the recitals to this Agreement.

“Company Material Adverse Effect” means any change, circumstance, event or effect that has had or is reasonably likely to have in the future, individually or in the aggregate, a material adverse effect on (i) the condition (financial or otherwise) or results of operation of the Business, taken as a whole, or (ii) the ability of Seller to consummate the transactions contemplated by this Agreement; provided that no changes, circumstances, events or effects resulting from or arising out of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or may, would or could occur: (a) the public announcement of the entering into of this Agreement or the other Transaction Documents or other communication by Purchaser or any of its Affiliates of its plans or intentions with respect the Business or the pendency of the transactions contemplated hereby or thereby (including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Business as a result thereof), (b) the performance by Seller or its Subsidiaries of any specific action, or the failure to take any specific action, in each case at Purchaser’s written request (including email) or pursuant to the express terms of this Agreement or the other Transaction Documents, (c) general economic, financial, political, financing, banking, currency or capital market conditions or any changes therein, (d) general conditions in the industry or markets in which the Business is conducted or any changes therein, (e) changes in Laws or Orders or interpretations thereof or changes in accounting requirements or principles (including GAAP), (f) fire, flood, tornado, earthquake or other acts of nature, acts of terrorism or sabotage, war, regional, national or international calamity, military action or any other similar event or any escalation or worsening thereof after the date hereof, or (g) the failure of the Business to meet any internal projections or forecasts of revenue or earnings (provided that the underlying cause of such failure shall be taken into account unless such cause is otherwise included in clause (a) through (f)), except to the extent, in the case of the foregoing clauses (c) through (f), such changes, circumstances, events or effects referred to therein have a materially disproportionate impact on the Business relative to similar businesses of comparable size.

“Company Material Contract” shall have the meaning set forth in 3.16(a).

“Company SEC Document” means all reports, schedules, forms, statements and other documents the Company or Ruckus has filed or furnished, as the case may be, since January 1, 2014 but prior to the date hereof, together with any schedules thereto and other information incorporated therein.

“Company Stock Plans” means the Company’s 1999 Stock Plan, as amended and restated, the Company’s 1999 Director Plan, as amended and restated, the Company’s 2009 Stock Plan, as amended and restated, the Company’s 2009 Director Plan, as amended and restated, the 2001 McDATA Equity Incentive Plan, and the Company’s Inducement Award Plan, as amended and restated.

“Competing Business” shall have the meaning set forth in Section 5.11(b).

“Competition Laws” means the Sherman Antitrust Act, as amended, the Clayton Antitrust Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Confidential Information” has the meaning set forth in Section 5.5(d).

“Confidentiality Agreement” means that certain Confidentiality Agreement dated November 14, 2016 by and among Ultimate Parent, the Company and Purchaser.

“Contract” means any written or oral contract, subcontract, license, sublicense, lease, sublease, understanding, instrument, indenture, note or other binding commitment or undertaking of any nature.

“Copyright” shall have the meaning set forth in the definition of Intellectual Property Rights.

“D&O Indemnitee” shall have the meaning set forth in Section 5.16(a).

“Deductible” shall have the meaning set forth in Section 8.2(b).

“Designated Accounting Firm” shall have the meaning set forth in Section 2.2(c)(iv).

“Disclosure Schedule” means the disclosure letter delivered by Seller to Purchaser on the date hereof and attached hereto.

“Dispute Notice” shall have the meaning set forth in Section 2.2(c)(ii).

“Divestiture” shall have the meaning set forth in Section 5.11(c).

“Dollars” or “$,” when used in this Agreement or any other Transaction Document, means United States dollars unless otherwise stated.

“Effective Time” shall have the meaning set forth in Section 2.3.

“Environmental Claim” means any claim, action, suit, proceeding, investigation, Order, demand or written notice alleging potential or actual liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees, fines or penalties) arising out of, based on, resulting from or relating to (i) the presence of, release of, or exposure to any Hazardous Materials, (ii) circumstances forming the basis of any violation of any Environmental Law; or (iii) any other matters covered or regulated by, or for which liability could be imposed under, Environmental Law.

“Environmental Law” means any applicable foreign, federal, state or local Laws, statutes, regulations, codes, ordinances, permits, decrees, orders or common law relating to, or imposing standards regarding the protection or cleanup of the environment, any Hazardous Materials Activity, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the exposure of any individual to Hazardous Materials, including protection of health and safety of employees. Environmental Laws shall include the Federal Insecticide, Fungicide Rodenticide Act, Resource Conservation & Recovery Act, Clean Water Act, Safe Drinking Water Act, Atomic Energy Act, Occupational Safety and Health Act, Toxic Substance Control Act, Clean Air Act, Comprehensive Environmental Response, Compensation and Liability Act, Emergency Planning and Community Right-to-Know Act, Hazardous Materials Transportation Act and all analogous or related foreign, federal state or local Law, each as amended.

“Environmental Permits” means applicable permits, licenses, certificates, approvals and authorizations of Governmental Authorities required by Environmental Laws for the Business.

“Epidemic Failure” shall have the meaning set forth in Section 3.20(c).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder.

“ERISA Affiliate” of any entity means each entity that is or was at any time treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Estimated Closing Net Working Capital” shall have the meaning set forth in Section 2.2(a).

“Excluded Assets” means all assets of the Company or any of its Subsidiaries (other than the Transferred Subsidiaries) other than the Purchased Assets, and shall expressly include any of the rights, properties or assets set forth below (whether or not they would otherwise constitute Purchased Assets):

(i) any cash, cash equivalents, bank deposits or similar cash items (other than deposits under any Assumed Leases);

(ii) any accounts receivable, vendor rebate receivables, notes receivable or other receivables;

(iii) any Intellectual Property Rights and Technology of the Company or any of its Subsidiaries (other than the Transferred Subsidiaries) other than the Transferred Business Intellectual Property Rights and Transferred Business Technology;

(iv) any (A) confidential personnel records pertaining to any Business Employee to the extent applicable Law prohibits the transfer of such information, (B) corporate books and records of internal corporate proceedings, tax records and work papers of the Company or any of its Subsidiaries (other than the Transferred Subsidiaries), (C) those books and records of the Company or any of its Subsidiaries (other than the Transferred Subsidiaries) that any of them is required by Law to retain and (D) any Tax Returns and related books and records that do not relate solely to the Transferred Subsidiaries;

(v) any claim, right or interest of the Company or any of its Subsidiaries (other than the Transferred Subsidiaries, which refunds are governed by Section 5.8(g)) in or to any refund, rebate, abatement or other recovery related to Excluded Taxes, together with any interest due thereon or penalty rebate arising therefrom;

(vi) any insurance policies and any rights of proceeds thereof that do not constitute a Purchased Asset;

(vii) all Benefits Plans and any and all assets, trust agreements and other funding vehicles related to the Benefit Plans, except for Transferred Benefit Plans and any and all assets, trust agreements and other funding vehicles relating to the Transferred Benefit Plans;

(viii) intracompany accounts (payables and receivables) of the Company and its Subsidiaries (except any such account solely between one or more Transferred Subsidiaries);

(ix) any products other than the Network Edge Products; and

(x) except as specified in clause (x) of the definition of “Purchased Assets,” any billing, order entry, fulfillment, accounting, finance, collections or other ancillary or corporate shared services provided by the Company or its Subsidiaries or other corporate centralized functional organizations within or controlled by the Company or its Subsidiaries.

“Excluded Liabilities” means all Liabilities of the Company and its Subsidiaries (other than the Transferred Subsidiaries) other than the Assumed Liabilities, and shall expressly include (whether or not they would otherwise constitute Assumed Liabilities):

(i) any Indebtedness;

(ii) any accounts payable;

(iii) any Excluded Taxes;

(iv) any Liabilities with respect to (A) the Benefit Plans, including the Non-U.S. Benefit Plans (excluding any Liabilities relating to any Transferred Benefit Plan that exist as of, or arise on or after, the Closing Date under such Transferred Benefit Plan), (B) any change-of-control, retention, severance or similar payment (including any such payment to any Transferred Subsidiary Employee) that is triggered in whole or in part by the transactions contemplated by the Merger Agreement or this Agreement (including any payments under the Retention Bonus Program (as defined in the Disclosure Schedule)) including the employer portion of any employment or workers compensation taxes relating to any such payments or (C) except as set forth in Section 5.7, the employment of the Business Employees prior to the Closing Date and/or the termination of their employment by the Company or any of its Subsidiaries on or as of the Closing Date, including Liabilities in respect of payroll, vacation, paid time off, bonuses, workers compensation or employee benefits;

(v) any Excluded Litigation Liabilities;

(vi) any Liabilities arising from or relating to any Excluded Asset; and

(vii) all costs and expenses incurred in connection with this Agreement, including all third-party legal, accounting, financial advisory, consulting or other fees and expenses incurred in connection with the transactions contemplated hereby.

“Excluded Litigation Liabilities” means (i) any Liabilities arising from or related to any Proceedings (including, for the avoidance of doubt, any appraisal or dissenters Proceedings) brought against the Company, any of its Subsidiaries (including the Transferred Subsidiaries) or any of its or their current or former directors or officers by current or former stockholders of the Company or any of its Subsidiaries to the extent relating to the Merger (as defined in the Ruckus Merger Agreement) or the Ruckus Merger Agreement; and (ii) any Liabilities arising from or related to any other Proceedings brought against the Company or any of its Subsidiaries (including the Transferred Subsidiaries) other than those matters and Proceedings set forth on Section 3.10 of the Disclosure Schedule.

“Excluded Taxes” means any Taxes imposed on any Asset Seller, other than (i) any Transfer Taxes to be paid by Purchaser pursuant to Section 5.8(a) and (ii) any Property Taxes to be paid by Purchaser pursuant to Section 5.8(b).

“Exon-Florio” means Section 721 of the Defense Production Act of 1950, 50 U.S.C. app. § 2170, as amended.

“Expert Calculations” shall have the meaning set forth in Section 2.2(c)(iv).

“Fraud” means any intentional or willful misrepresentation of material facts which constitutes actual fraud under Delaware law.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“General Assignment and Assumption Agreement” shall have the meaning set forth in Section 2.7(c).

“Governmental Authority” means any (i) nation or government, any federal, state, city, town, municipality, county, local or other political subdivision thereof or thereto and any department, commission, board, bureau, instrumentality, agency, merger control authority, in each case of competent jurisdiction, (ii) any arbitrator, tribunal or federal, state, local or foreign court, in each case of competent jurisdiction, (iii) any national securities exchange on which the securities of the Company or Purchaser are listed, or (iv) other governmental entity or quasi-governmental entity created or empowered under a statute (or rule, regulation or ordinance promulgated thereunder) or at the direction of any governmental authority, including those set forth in clauses (i), (ii) or (iii) of this definition, and that is empowered thereunder or thereby to exercise executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, in each case of competent jurisdiction.

“Governmental Authorization” means any licenses, approvals, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements (including pursuant to Competition Laws), and notices, filings, registrations, qualifications, declarations and designations with, and other authorizations and approvals issued by or obtained from a Governmental Authority.

“Hazardous Materials” means any infectious, carcinogenic, radioactive, toxic or hazardous chemical or chemical compound, or any pollutant, contaminant or hazardous substance, material or waste, in each case, whether solid, liquid or gas, including petroleum, petroleum products, by-products or derivatives and asbestos and any other substance, material or waste that is subject to regulation, control or remediation under any Environmental Law.

“Hazardous Materials Activity” means the transportation, transfer, recycling, storage, use, disposal, arranging for disposal, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone-depleting substances, including any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any product take-back or product content requirements.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” means any United States federal, state, local or non-U.S. Tax that, in whole or in part, is based on, measured by or calculated by reference to net income or profits.

“Income Tax Return” means any Tax Return with respect to any Income Tax.

“Incremental Withholding” shall have the meaning set forth in Section 2.9(a).

“Indebtedness” means with respect to any Person, without duplication, (i) any indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (ii) any indebtedness evidenced by notes, bonds, debentures or similar instruments for the deferred purchase price of property, goods or services (including earn-outs and other contingent payments), (iii) any obligations under any interest rate, currency or other hedging agreement, (iv) obligations under any performance bond or letter of credit, but only to the extent drawn or called prior to the Closing Date, (v) all capitalized lease obligations as determined under GAAP, (vi) any guarantees or other support with respect to any indebtedness of any other Person of a type described in clauses (i) through (v) above, and (vi) any accrued and unpaid interest on, and any prepayment premiums, penalties or similar charges in respect of, any of the foregoing obligations.

“Indemnified Party” shall have the meaning set forth in Section 8.2(d).

“Indemnifying Party” shall have the meaning set forth in Section 8.2(d).

“India Purchase Agreement” means an agreement for the sale or transfer of Purchased Assets in India to be entered separately between a Subsidiary of the Company and Purchaser or a Purchaser Designee and governed under the Laws of India in substantially the form set forth in Exhibit C (with such modifications as may be reasonably required based on the identification of the India Purchased Assets).

“India Purchased Assets” shall have the meaning set forth in Section 2.7(b).

“Intellectual Property Agreement” means that certain license agreement in the form attached hereto as Exhibit D.

“Intellectual Property Rights” means all intellectual property and proprietary rights, including rights associated with the following: (a) United States and foreign patents and applications therefor (including any continuations, continuations in part, divisionals, reissues, renewals, extensions or modifications for any of the foregoing) (“Patents”); (b) trade secret rights, know-how and all other rights in or to confidential business or technical information that derive economic value from being held in confidence (“Trade Secrets”); (c) copyrights, copyright registrations and applications therefor and all other rights in works of authorship corresponding thereto (“Copyrights”); (d) trademarks, trade names, service marks, service names, trade dress rights and similar designation of origin and rights therein, and all goodwill symbolized thereby and associated therewith (“Trademarks”); (e) Uniform Resource Locators, website addresses and domain names (“Internet Properties”); and (f) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world. “Intellectual Property Rights” specifically excludes contractual rights (including license grants) and also excludes the tangible embodiment of any of the foregoing.

“International Trade Laws” shall have the meaning set forth in Section 3.18(c).

“Internet Properties” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Inventory” means the inventory, wherever located, including raw materials, work in process, recycled materials, demo and evaluation inventory, finished products, inventoriable supplies, and spare parts owned by the Company or its Subsidiaries and primarily related to or primarily used in the operation or conduct of the Business, and any rights of the Company or its Subsidiaries to the warranties received from suppliers and any related claims, credits, rights of recovery and set-off with respect to such Inventory, but only to the extent such rights are assignable.

“Knowledge” or to the “knowledge” of a Party or the Company means, (i) with respect to Purchaser the actual knowledge of each of Patrick Macken, Bruce McClelland and David Potts, and (ii) with respect to Seller or the Company, the actual knowledge of each of Lloyd A. Carney, Daniel W. Fairfax, Seamus Hennessy, Ellen A. O’Donnell and Dan Rabinovitsj.

“Law” shall mean any law, treaty, statute, ordinance, rule, principle of common law or equity, code or regulation of a Governmental Authority or judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Authority.

“Liabilities” means any and all liabilities, obligations, guarantees (including lease guarantees), commitments, damages, losses, debts, claims, demands, expenses, judgments or settlements of any nature or kind, whether known or unknown, fixed, accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured.

“Licensed Business Intellectual Property Rights” means Intellectual Property Rights licensed to Purchaser under the Intellectual Property Agreement.

“Liens” means any mortgage, easement, lease, sublease, right of way, trust or title retention agreement, pledge, hypothecation, mortgage, deed of trust, lien (including any lien for unpaid Taxes), Liability, charge, security interest, option or any restriction or other encumbrance of any kind.

“Losses” means any losses, damages, Liabilities, penalties, fines, costs or expenses (including reasonable attorneys’ fees and expenses and reasonable expenses of other professionals); provided, that “Losses” shall not include special, consequential, indirect, punitive or exemplary damages (other than any such damages payable to a third party in connection with a third party claim).

“Malicious Code” shall have the meaning set forth in Section 3.12(h).

“Merger” shall have the meaning set forth in the recitals to this Agreement.

“Merger Agreement” shall have the meaning set forth in the recitals to this Agreement.

“Merger Effective Time” shall mean the Effective Time as defined in the Merger Agreement.

“Merger Exchange Price” means the volume weighted average price for an Ultimate Parent Ordinary Share used for purposes of calculating the Exchange Ratio (as such term is defined in the Merger Agreement).

“NASDAQ” means the NASDAQ Global Select Market.

“NDA” shall have the meaning set forth in Section 3.16(a)(i).

“Net Insurance Proceeds” shall have the meaning set forth in Section 8.3(f).

“Network Edge Products” means the campus wired switching products, Wi-Fi access points and controllers of the Business, in each case, set forth on Section 1.1(c) of the Disclosure Schedule, together with (i) any successor products to the products set forth on Section 1.1(c) of the Disclosure Schedule under design and development by the Company or its Subsidiaries as of the Closing Date (including any such successor products using small cell technology or IoT gateways) and (ii) any Software, services or accessories owned by the Company or its Subsidiaries and primarily related to the products set forth on Section 1.1(c) of the Disclosure Schedule.

“Non-U.S. Benefit Plans” means each Benefit Plan operated outside the United States which provides compensation or benefits to or in respect of Non-U.S. Employees, but excluding any mandatory government or social security pension arrangements that are contributed to, but not adopted, maintained or operated by, a Transferred Subsidiary.

“Non-U.S. Employees” means each Business Employee employed other than in the United States by the Company or any of its Subsidiaries.

“Nonassignable Assets” shall have the meaning set forth in Section 2.6(b).

“OFAC” shall have the meaning set forth in Section 3.18(b).

“Order” means any order, writ, injunction, decree, consent decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“ordinary course of business” means in the ordinary course of the operation of the Business, consistent with past practices of the Business.

“Other Transfer Documents” means, other than the Business Transfer Agreements, the General Assignment and Assumption Agreement(s), the China Purchase Agreement and the India Purchase Agreement, collectively, such deeds, bills of sale, asset transfer agreements, demerger deeds or plans, intellectual property transfer agreements, stock powers, endorsements, assignments, assumptions, leases, subleases, affidavits and other instruments of sale, conveyance, lease, transfer and assignment as may be required by local Law or custom to effect the transfer of the Purchased Assets or the Assumed Liabilities, in each case, in such form as is reasonably satisfactory to the Parties.

“Outside Date” shall have the meaning set forth in Section 7.1(b).

“Party” and “Parties” shall have the respective meanings set forth in the recitals to this Agreement.

“Patent” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Permitted Liens” means (i) Liens for Taxes, assessments and other governmental charges not yet due and payable or, if due, being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other similar Liens, including all statutory Liens, arising or incurred in the ordinary course of business, (iii) protective filings related to operating leases with third parties entered into in the ordinary course of business that relate solely to equipment financed pursuant to such operating leases, (iv) Liens that do not materially affect the ownership, value or use of the underlying Purchased Asset for the purpose it is being utilized by the Company or its Subsidiaries on the Closing Date and (v) in the case of securities and any other equity ownership interests, the restrictions imposed by federal, state and foreign securities laws.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, incorporated organization or other entity.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Proceeding” means any lawsuit, arbitration, audit or other similar proceeding (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before any Governmental Authority.

“Property Taxes” means real property Taxes, personal property Taxes and similar ad valorem Taxes but does not include Transfer Taxes.

“Provider” shall have the meaning set forth in Section 5.5(d).

“Public Official” shall have the meaning set forth in Section 3.18(a).

“Purchase Price” shall have the meaning set forth in Section 2.1(b).

“Purchased Assets” means the following assets, properties, business and rights (expressly excluding all Excluded Assets) owned by the Company or any of its Subsidiaries (other than Ruckus and the other Transferred Subsidiaries), whether tangible or intangible, real, personal or mixed:

(i) the Network Edge Products;

(ii) any Assumed Leases and any deposits related thereto;

(iii) all rights under the Transferred Contracts;

(iv) all Transferred Business Technology and Transferred Business Intellectual Property Rights;

(v) all Governmental Authorizations used exclusively in the operation or conduct of the Business (but only to the extent transferable or assignable to Purchaser or a Purchaser Designee without additional cost to the Company or its Subsidiaries (other than nominal administrative filing fees));

(vi) all insurance benefits, including rights and proceeds, arising primarily from or primarily relating to the Business, the Purchased Assets or the Assumed Liabilities to the extent such rights are assignable, excluding such benefits arising from the Benefit Plans;

(vii) all Transferred Benefit Plans and any and all assets, trust agreements or any other funding vehicles or Transferred Contracts related to the Transferred Benefit Plans;

(viii) all Inventory;

(ix) all other assets, properties, business and rights (expressly excluding all Excluded Assets) that are primarily related to or primarily used in the operation or conduct of the Business;

(x) those assets, properties and rights listed on Schedule 1.1(d) of the Disclosure Schedule; and

(xi) all rights to the claims, causes of action (including the right to sue, assert claims and seek remedies), rights of recovery (including the right to retain any damages, settlements and other amounts), and rights of set-off, made or asserted against any Person on or after the Closing Date relating to any item listed above, whether arising from actions or conditions occurring prior to, on, or after the Closing Date.

To the extent such Purchased Assets are leased or licensed from a Third Party, the transfer to Purchaser or a Purchaser Designee will be subject to the terms of such lease or license and the inclusion in the Assumed Liabilities of the obligations of the Company and its Subsidiaries under such lease or license to the extent (but only to the extent) related to such Purchased Assets.

“Purchased Company” means Ruckus.

“Purchased Ruckus Interests” shall have the meaning set forth in the recitals to the Agreement.

“Purchaser” shall have the meaning set forth in the recitals to the Agreement.

“Purchaser Cure Period” shall have the meaning set forth in Section 7.1(e).

“Purchaser Designee” means any Affiliate of Purchaser designated by Purchaser as a purchaser of one or more of the Purchased Assets or the Purchased Ruckus Interests.

“Purchaser Indemnified Party” shall have the meaning set forth in Section 8.1(a).

“Purchaser Losses” shall have the meaning set forth in Section 8.1(a).

“Purchaser Material Adverse Effect” means a material adverse effect on the ability of Purchaser to perform in a timely manner its obligations under this Agreement or under any of the other Transaction Documents or to consummate in a timely manner the transactions contemplated hereby or by any of the other Transaction Documents.

“Purchaser Plans” shall have the meaning set forth in Section 5.7(c).

“Real Property Lease” shall have the meaning set forth in Section 3.11(a).

“Receiver” shall have the meaning set forth in Section 5.5(d).

“Representatives” means a given Person’s directors, officers, employees, advisors, agents and other representatives.

“Required Business Financial Statements” shall have the meaning set forth in Section 5.14.

“Resolution Period” shall have the meaning set forth in Section 5.11(e).

“Restricted Actions” shall have the meaning set forth in Section 5.1.

“Retained Business” means any business conducted by Seller or its Affiliates other than the Business.

“Retained Ruckus Liabilities” means (i) all Indebtedness of the Transferred Subsidiaries, (ii) all accounts payable of the Transferred Subsidiaries, and (iii) all Liabilities for discounts, rebates or credits to the extent (and solely to the extent) directly attributable to the accounts receivable, vendor rebate receivables, notes receivable or other receivables that are transferred pursuant to Section 2.10(a), in each case, as of immediately prior to the Closing.

“Revenue Statement” shall have the meaning set forth in Section 3.7.

“Review Period” shall have the meaning set forth in Section 2.2(c)(ii).

“Ruckus” means Ruckus Wireless, Inc., a Delaware corporation.

“Ruckus Financial Statements” shall have the meaning set forth in Section 3.7.

“Ruckus Merger Agreement” means that certain Agreement and Plan of Merger, dated as of April 3, 2016, by and among the Company, Stallion Merger Sub Inc. and Ruckus.

“SEC” means the United States Securities and Exchange Commission.

“Seller” shall have the meaning set forth in the recitals to this Agreement.

“Seller Cure Period” shall have the meaning set forth in Section 7.1(d).

“Seller Fundamental Representations” shall have the meaning set forth in Section 8.2(a).

“Seller Group” means any consolidated, combined, unitary or other Tax group that includes both (i) the Ultimate Parent and/or one or more of its Subsidiaries (including any Asset Seller) and (ii) the Purchased Company and/or any of the Transferred Subsidiaries.

“Seller Indemnified Party” shall have the meaning set forth in Section 8.1(b).

“Seller Losses” shall have the meaning set forth in Section 8.1(b).

“Shared Contract” means any Contract to which the Company or any of its Subsidiaries (other than Transferred Subsidiaries) is a party or by which any of their respective properties or assets is bound and that (a) is material to the operation or conduct of the Business, and (b) constitutes an Excluded Asset (but does not relate to any billing, order entry, fulfillment, accounting, finance, collections or other ancillary or corporate shared services provided by the Company or its Subsidiaries or other corporate centralized functional organizations within or controlled by the Company or its Subsidiaries).

“Significant Customer” shall have the meaning set forth in Section 3.20(a).

“Significant Supplier” shall have the meaning set forth in Section 3.20(b).

“Software” means any and all computer programs, operating systems, applications systems, firmware or software code of any nature, which is currently operational, including all object code, Source Code, RTL code, Gerber files, GDSII files, executable code or data files; rules, definitions or methodology derived from any of the foregoing; and any derivations, updates, enhancements and customizations of any of the foregoing, and any related processes, know-how, APIs, user interfaces, command structures, menus, buttons and icons, flow-charts, and related documentation, operating procedures, methods, tools, developers’ kits, utilities, developers’ notes, technical manuals, user manuals and other documentation thereof, including comments and annotations related thereto; whether in machine-readable form, programming language or any other language or symbols and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature.

“Sold Marks” shall have the meaning set forth in Section 5.12(b).

“Source Code” means Software in human-readable form, including related programmer comments and annotations, build scripts, test scripts, help text, data and data structures, instructions and other documentation for such computer software code that enables a programmer to understand and modify such Software.

“Standard Software” means generally commercially available, “off-the-shelf” or “shrinkwrapped” Software that is not redistributed with or used in the development or provision of the Network Edge Products.

“Standards Body” means any, standard setting organization, industry body or other group that is involved in setting, publishing or developing any industry standards applicable to the Network Edge Products or the Patents included in the Transferred Business Registered IP.

“Straddle Period” means any Tax period beginning before or on and ending after the Closing Date.

“Subsidiary” or “Subsidiaries” of Purchaser, Seller or any other Person means any corporation, partnership or other legal entity of which Purchaser, Seller or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Target Net Working Capital” means $94,500,000.

“Tax” or “Taxes” means any and all taxes, including any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, conveyancing, gains, withholding, payroll, employment, excise, severance, stamp, occupation, premium, real property, personal property, unclaimed property, escheat, environmental or windfall profit, custom duty, or other tax, governmental fee or other like assessment or charge of any kind whatsoever in the nature of a tax, together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax.

“Tax Claim” shall have the meaning set forth in Section 5.8(h)(i).

“Tax Return” means any return, declaration, report, election, disclosure, form, estimated return and information statement relating to Taxes (including schedules or other attachments thereto, amendments thereof, or any related or supporting information) filed or required to be filed with a Governmental Authority.

“Taxing Authority” means any Governmental Authority with the responsibility for collecting and administering Taxes.

“Technology” means and includes diagrams, inventions (whether or not patentable), invention disclosures, know-how, methods, network configurations and architectures, proprietary information, protocols, layout rules, schematics, semiconductor design information, including, bills of material, build instructions, test instructions, test reports, performance data, tooling requirements, procedures, manufacturing processes, packaging and other specifications, verification tools, development tools, technical data, Software, algorithms, subroutines, methods, techniques, URLs, IP cores, net lists, photomasks, domain names, web sites, works of authorship, drawings, graphics, documentation (including lab notebooks, instruction manuals, samples, studies and summaries), databases and data collections, advertising copy, marketing materials, product roadmaps, personnel information, supplier information, customer lists, customer contact and registration information, customer correspondence, customer purchasing histories and any other forms of technology, in each case whether or not embodied in any tangible form and including all tangible embodiments of any of the foregoing.

“Term” shall have the meaning set forth in Section 5.11(a).

“Third Party” means any Person that is not an Affiliate of Purchaser or Seller.

“Third Party Expenses” shall have the meaning set forth in Section 7.2(b).

“Trademark” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Trade Secrets” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Transaction Documents” means this Agreement, the General Assignment and Assumption Agreement(s), the China Purchase Agreement, the India Purchase Agreement, the Transition Services Agreement, the Intellectual Property Agreement, the Business Transfer Agreements, the Other Transfer Documents and any other agreement, document, certificate or instrument to be executed or delivered in connection with the transactions contemplated by this Agreement.

“Transfer Regulations” means any law related to the automatic transfer, or liability related to transfer, of service providers in connection with the event of transfers of undertakings, businesses or parts of businesses, or acquisition, sales or mergers, including the Council Directive 77/187/EEC of 14 February 1977 on the approximation of the laws of the Member States relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses (and its amendments) (collectively referred to as “Acquired Rights Directive”), the legislation and regulations of any European Union Member State implementing such Acquired Rights Directive and other similar or comparable laws related to the transfer, or liability related to transfer, of service providers.

“Transfer Taxes” shall have the meaning set forth in Section 5.8(a).

“Transferred Benefit Plan” means (i) any Benefit Plan solely sponsored, maintained or contributed to by any Transferred Subsidiary, and (ii) any Non-U.S. Benefit Plan which transfers automatically to Purchaser or its Affiliates pursuant to applicable Law.

“Transferred Business Intellectual Property Rights” means (i) the Patents listed on Annex 1 hereto with such changes as may be further agreed to in writing by the Parties prior to the Closing Date, (ii) the Trademarks listed on Annex 2 hereto, (iii) the Internet Properties listed on Annex 3 hereto, (iv) the Copyright registrations listed on Annex 4 hereto ((i) through (iv), collectively, the “Transferred Business Registered IP”), and (v) those Trade Secrets and Copyrights incorporated in the Transferred Business Technology that are owned by the Company or any of its Subsidiaries as of the Closing Date.

“Transferred Business Registered IP” shall have the meaning set forth in the definition of Transferred Business Intellectual Property Rights.

“Transferred Business Software” means Software (i) that is primarily used in the operation or conduct of the Business, and (ii) in which the Company or any of its Subsidiaries owns the Copyright as of the Closing Date.

“Transferred Business Technology” means any Technology that is owned by the Company or any of its Subsidiaries as of the Closing Date and that is primarily related to or primarily used in the operation or conduct of the Business.

“Transferred Contracts” means (i) those Contracts of the Company or any of its Subsidiaries set forth on Section 1.1(e) of the Disclosure Schedule, (ii) all Contracts to which any of the Transferred Subsidiaries is a party, (iii) all Company Material Contracts, (iv) all Assumed Leases and (v) all other Contracts to which the Company or any of its Subsidiaries is a party that are primarily related to the Business or the Purchased Assets; provided, that the definition of Transferred Contracts shall not include those Contracts constituting Excluded Assets.

“Transferred Employee” shall have the meaning set forth in Section 5.7(a).

“Transferred Subsidiaries” means Ruckus and its Subsidiaries, and each of the Transferred Subsidiaries shall be referred to individually as a “Transferred Subsidiary.”

“Transferred Subsidiary Employee” means each employee of a Transferred Subsidiary immediately prior to the Closing.

“Transferred Subsidiary Securities” shall have the meaning set forth in Section 3.5(b).

“Transition Services Agreement” shall mean that certain transition services agreement in the form attached hereto as Exhibit E.

“Ultimate Parent” shall have the meaning set forth in the Recitals to this Agreement.

“Ultimate Parent Option” means any option to purchase Ultimate Parent Ordinary Shares held by a Transferred Employee which was granted pursuant to a Company Stock Plan and assumed by Ultimate Parent, set forth on Section 1.1(b) of the Disclosure Schedule (which information shall be as of the date hereof in reference to Company Common Stock and shall be updated by Seller no later than two Business Days prior to Closing to reflect Ultimate Parent Ordinary Shares and adjustments made to the terms thereof in connection with Ultimate Parent’s assumption).

“Ultimate Parent Ordinary Shares” means the ordinary shares in the capital of Ultimate Parent.

“Ultimate Parent RSU Award” means any award of restricted share units with respect to Ultimate Parent Ordinary Shares held by a Transferred Employee which was granted pursuant to a Company Stock Plan and assumed by Ultimate Parent, set forth on Section 1.1(b) of the Disclosure Schedule (which information shall be as of the date hereof in reference to Company Common Stock and shall be updated by Seller no later than two Business Days prior to Closing to reflect Ultimate Parent Ordinary Shares and adjustments made to the terms thereof in connection with Ultimate Parent’s assumption).

“U.S. Employees” means each Business Employee employed in the United States by the Company or any of its Subsidiaries.

“Willful Breach” means a willful, intentional and material breach of this Agreement by a Party having knowledge that the action taken or not taken constitutes a breach of this Agreement.

1.2 Rules of Construction.

(a) The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified.

(c) All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(f) The use of the word “or” shall not be exclusive.

(g) A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation.

(h) Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. No prior draft of this Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parol evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernable from a reading of this Agreement without consideration of any extrinsic evidence.

(i) The Parties agree that any reference in a particular Section of the Disclosure Schedule shall only be deemed to be an exception to or, as applicable, a disclosure for purposes of, (i) the representations and warranties of Seller that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of Seller that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent on its face to an individual who has read that reference and such representations and warranties.

ARTICLE II

PURCHASE, SALE AND ASSUMPTION

2.1 Purchase and Sale and Assumption.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall cause (i) the Company to sell, transfer, convey and deliver to Purchaser or a Purchaser Designee, and Purchaser or a Purchaser Designee shall purchase and accept from the Company, the Purchased Ruckus Interests, free and clear of all Liens other than Permitted Liens and (ii) each Asset Seller to sell, assign, transfer, convey and deliver to Purchaser or one or more Purchaser Designees, and Purchaser or one or more Purchaser Designees shall purchase, acquire and accept from each Asset Seller all of such Asset Seller’s right, title and interest in and to the Purchased Assets owned, leased, licensed or possessed by such Asset Seller, free and clear of all Liens other than Permitted Liens.

(b) As consideration for the transactions contemplated hereby, Purchaser shall, or shall cause one or more Purchaser Designees to, (i) pay to Seller (and/or one or more of its Subsidiaries or Affiliates designated by Seller) the Closing Date Payment, as adjusted, if applicable, pursuant to Section 2.2(d) (as so adjusted, the “Purchase Price”), and (ii) accept and assume from the Asset Sellers, and thereafter pay, perform and discharge when due, the Assumed Liabilities.

2.2 Working Capital Adjustment.

(a) Estimated Closing Net Working Capital. Seller shall provide to Purchaser at least five Business Days prior to the Closing Date written notice of Seller’s good faith estimate of the Closing Net Working Capital (such estimate being hereinafter referred to as the “Estimated Closing Net Working Capital”) and shall provide Purchaser with reasonable supporting documentation used in the preparation of the Estimated Closing Net Working Capital; provided, however, that (i) in the event that Purchaser notifies Seller, no later than two Business Days following the delivery of such notice, that it disputes the Estimated Closing Net Working Capital, Seller and Purchaser shall cooperate in good faith to resolve any such dispute as promptly as practicable; (ii) if, prior to the fourth Business Day following delivery of such notice, Seller and Purchaser agree in writing to any changes to the Estimated Closing Net Working Capital, then the Estimated Closing Net Working Capital shall be modified as so agreed; and (iii) if Seller and Purchaser are unable, prior to the fourth Business Day following delivery of such notice to agree on the calculation of Estimated Closing Net Working Capital, then the Estimated Closing Net Working Capital delivered by Seller pursuant to this Section 2.2(a) shall control with respect thereto, subject to any modifications to which Seller and Purchaser have agreed in writing.

(b) Calculation. Not later than 90 days following the Closing Date, Purchaser shall cause to be delivered a schedule setting forth the Closing Net Working Capital (the “Closing Date Schedule”). Purchaser shall prepare the Closing Date Schedule in accordance with the definitions herein and shall provide Seller with reasonable supporting documentation used in the preparation of the Closing Date Schedule.

(c) Review; Disputes.

(i) From and after the Closing Date, each of Purchaser and Seller shall provide one another and their respective accountants and advisors with reasonable access during normal business hours and upon prior notice to the appropriate books and records of the other Party for the purposes of: (A) enabling Purchaser and its accountants and advisors to calculate the Closing Net Working Capital; (B) enabling Seller to review Purchaser’s calculation of the Closing Net Working Capital; and (C) identifying and resolving any dispute related to the calculation of the Closing Net Working Capital.

(ii) If Seller disputes the calculation of the Closing Net Working Capital set forth in the Closing Date Schedule, then Seller shall deliver a written notice (a “Dispute Notice”) to Purchaser during the 45-day period commencing upon receipt by Seller of the Closing Date Schedule (the “Review Period”). The Dispute Notice shall set forth in reasonable detail the principal basis for the dispute for each disputed item of such calculation (including Seller’s calculation of the disputed item) and shall be accompanied by relevant supporting materials.

(iii) If Seller does not deliver a Dispute Notice to Purchaser prior to the expiration of the Review Period, Purchaser’s calculation of the Closing Net Working Capital set forth in the Closing Date Schedule shall be deemed final and binding on Seller and Purchaser for all purposes of this Agreement.

(iv) If Seller delivers a Dispute Notice to Purchaser prior to the expiration of the Review Period, then Seller and Purchaser shall use commercially reasonable efforts to reach agreement on the Closing Net Working Capital. Any item set forth on the Closing Net Working Capital that is not objected to in a Dispute Notice shall be deemed acceptable and shall be final and binding upon Purchaser and Seller upon delivery of the Dispute Notice. If Seller and Purchaser are unable to reach agreement on the Closing Net Working Capital within 30 days after the delivery of the Dispute Notice, either Party shall have the right to refer such dispute to BDO Seidman LLP or any nationally recognized independent public accounting firm as shall be otherwise mutually agreed upon by the Parties (such firm, or any successor thereto, being referred to herein as the “Designated Accounting Firm”) after such 30th day. In connection with the resolution of any such dispute by the Designated Accounting Firm: (i) each of Seller and Purchaser shall have a reasonable opportunity to meet with the Designated Accounting Firm to provide their views as to any disputed issues with respect to the calculation of the Closing Net Working Capital; (ii) the Designated Accounting Firm shall determine the

Closing Net Working Capital in accordance with the definitions hereof within 30 days of such referral and upon reaching such determination shall deliver a copy of its calculations (the “Expert Calculations”) to Seller and Purchaser; and (iii) the determination of the Closing Net Working Capital made by the Designated Accounting Firm shall be final and binding on Seller and Purchaser for all purposes of this Agreement, absent manifest error. In calculating the Closing Net Working Capital, (A) the Designated Accounting Firm shall be limited to addressing only those particular disputed items referred to in the Dispute Notice, and (B) such calculation shall, with respect to any disputed item, be no greater than the higher amount calculated by Purchaser or Seller, as the case may be, and no lower than the amount calculated by Purchaser or Seller, as the case may be. The Expert Calculations shall reflect in detail the differences, if any, between the Closing Net Working Capital reflected therein and the Closing Net Working Capital set forth in the Closing Date Schedule. The fees and expenses of the Designated Accounting Firm shall be borne by Seller and Purchaser in inverse proportion as they may prevail on the matters resolved by the Designated Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Designated Accounting Firm at the time the determination is rendered on the merits of the matters submitted to the Designated Accounting Firm.

(d) Adjustment of Purchase Price.

(i) If the Closing Net Working Capital, as finally determined in accordance with this Section 2.2, exceeds the Estimated Closing Net Working Capital by more than $250,000, then Purchaser shall, no later than one Business Day after such determination, pay or cause to be paid to the Company or the applicable Asset Seller, as determined by Seller, by wire transfer of immediately available funds an aggregate amount equal to the full amount by which the Closing Net Working Capital, as finally determined in accordance with this Section 2.2, exceeds the Estimated Closing Net Working Capital.

(ii) If the Closing Net Working Capital, as finally determined in accordance with this Section 2.2, is less than the Estimated Closing Net Working Capital by an amount in excess of $250,000, then Seller shall, no later than one Business Day after such determination, pay or cause the Company or the applicable Asset Seller, as determined by the Seller, to pay to Purchaser by wire transfer of immediately available funds an aggregate amount equal to the full amount by which the Estimated Closing Net Working Capital exceeds the Closing Net Working Capital, as finally determined in accordance with this Section 2.2.

2.3 Closing Date. Unless this Agreement shall have been terminated pursuant to Article VII, the consummation of the transactions contemplated by Section 2.1 (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California 94025 at 10:00 a.m., local time, and in such other places as are necessary to effect the transactions to be consummated at the Closing, on the third Business Day immediately following the satisfaction or, to the extent permitted, waiver of all of the conditions in Article VI (other than those conditions which by their nature are to be satisfied or, to the extent permitted, waived at the Closing but subject to the satisfaction or, to the extent permitted, waiver of such conditions), or at such other time, date and place as shall be determined by mutual agreement of the Parties (such date of the Closing being herein referred to as the “Closing Date”). The effective time of the Closing for operational and all other matters (the “Effective Time”) shall be deemed to be 12:01 a.m., local time in each jurisdiction in which the Purchased Assets are located, on the Closing Date.

2.4 Purchaser Obligations. At the Closing, (i) Purchaser shall deliver to the Company and the Asset Sellers in a manner designated by Seller and consistent with the Closing Date Allocation an aggregate amount in cash equal to the Closing Date Payment by wire transfer of immediately available funds to an account or accounts designated by Seller’s written instructions to Purchaser and (ii) Purchaser shall, and shall cause the applicable Purchaser Designee to, duly execute and deliver to Seller or the relevant Asset Sellers the following:

(a) the General Assignment and Assumption Agreement(s) that require a signature by Purchaser or a Purchaser Designee;

(b) the Business Transfer Agreements and the Other Transfer Documents that require a signature by Purchaser or a Purchaser Designee;

(c) the China Purchase Agreement;

(d) the India Purchase Agreement;

(e) the Transition Services Agreement;

(f) the Intellectual Property Agreement; and

(g) such other documents and instruments as Seller may reasonably request to consummate the transactions described in Section 2.1.

2.5 Seller Obligations. At the Closing, Seller shall cause the Company and the applicable Asset Sellers to duly execute and deliver to Purchaser or the relevant Purchaser Designees, the following:

(a) the General Assignment and Assumption Agreement(s) that require a signature by an Asset Seller;

(b) the Business Transfer Agreements and the Other Transfer Documents that require a signature by an Asset Seller;

(c) the China Purchase Agreement;

(d) the India Purchase Agreement;

(e) the Transition Services Agreement;

(f) the Intellectual Property Agreement;

(g) the stock certificates representing the Purchased Ruckus Interests (to the extent represented by certificates), duly endorsed in blank or accompanied by a duly executed stock power (to the extent applicable) or stock transfer form in favor of Purchaser or a Purchaser Designee;

(h) a certificate from Seller under Treasury Regulations Section 1.1445-2 certifying Seller’s non-foreign status;

(i) evidence reasonably satisfactory to Purchaser that any Liens (other than Permitted Liens) affecting the Purchased Assets or the assets, shares or equity interests of the Transferred Subsidiaries have been released;

(j) resignations of the directors and officers of the Transferred Subsidiaries to the extent requested by Purchaser at least five Business Days prior to the Closing; and

(k) such other documents and instruments as Purchaser may reasonably request to consummate the transactions described in Section 2.1.

2.6 Further Assurances; Consent of Third Parties.

(a) From time to time following the Closing, Seller and Purchaser shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases, acquittances and other instruments, and shall take such further actions, as may be necessary or appropriate to transfer fully to, and vest in, Purchaser and the Purchaser Designees and their successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Purchaser or a Purchaser Designee under this Agreement and the Transaction Documents and to assure fully to Seller and its Subsidiaries and each of their respective successors and assigns, the assumption of the liabilities and obligations intended to be assumed by Purchaser or a Purchaser Designee under this Agreement and the Transaction Documents, and to otherwise make effective the transactions contemplated hereby and thereby (including (i) transferring back to Seller or its Subsidiaries any asset or liability not contemplated by this Agreement to be a Purchased Asset or an Assumed Liability, respectively, if and to the extent that any such asset or liability was erroneously or inadvertently transferred to Purchaser or a Purchaser Designee at the Closing, and (ii) transferring to Purchaser or a Purchaser Designee any asset or liability contemplated by this Agreement to be a Purchased Asset or an Assumed Liability, respectively, which was erroneously or inadvertently not transferred to Purchaser or a Purchaser Designee at the Closing).

(b) Nothing in this Agreement nor the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to transfer or assign any Purchased Asset, including any Assumed Lease, Transferred Contract, certificate, approval, authorization or other right that by its terms or by Law is nonassignable or cannot be entered into without the consent of a Third Party or a Governmental Authority or is cancelable by a Third Party in the event of an assignment (“Nonassignable Assets”) unless and until (i) such consents shall have been obtained or (ii) Purchaser or a Purchaser Designee notifies Seller that any such Purchased Asset should be transferred or assigned notwithstanding the absence of a requisite Third Party consent or Governmental Authority consent or the right of a Third Party to cancel such Nonassignable Asset in the event of a transfer or assignment hereunder, in which event such Purchased Asset shall not be a Nonassignable Asset for purposes of this Agreement and shall instead be transferred and assigned hereunder notwithstanding the absence of such Third Party consent or Governmental Authority consent or any right of a Third Party to cancel such Purchased Asset. To the extent permitted by applicable Law, in the event any requisite consent cannot be or is not for any reason obtained prior to the Closing, from and after the Closing, Seller and Purchaser shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to develop a mutually agreeable arrangement (including by way of amendment or addition of services to the Transition Services Agreement) under which (i) Purchaser or a Purchaser Designee would obtain the benefits and assume the obligations under such Nonassignable Assets in accordance with this Agreement, including by sub-contracting, sub-licensing, or sub-leasing to Purchaser or a Purchaser Designee and/or (ii) such Nonassignable Assets would be held, as of and from the Closing Date, by Seller or its applicable Subsidiary in trust for Purchaser or a Purchaser Designee and the covenants and obligations thereunder would be performed by Purchaser or a Purchaser Designee in Seller’s or such Subsidiary’s name and all benefits, obligations and liabilities existing thereunder would be for Purchaser’s or a Purchaser Designee’s account. If after the Closing Date any Nonassignable Asset becomes assignable (either because consent for the assignment or execution thereof is obtained or otherwise), Seller shall promptly notify Purchaser and reasonably cooperate to assign or transfer such previously Nonassignable Asset to Purchaser or the applicable Purchaser Designee without payment of any further consideration therefor.

(c) Purchaser and Seller shall, and shall cause their respective Affiliates to, use their respective commercially reasonable efforts to obtain, or to cause to be obtained, any consent, substitution, approval, or amendment required to transfer all rights and obligations under any and all Transferred Contracts, Governmental Authorizations, certificates, approvals, authorizations or other rights or obligations or liabilities that constitute Purchased Assets or Assumed Liabilities or that are required to perform the obligations under the Transaction Documents.

(d) From and after the Closing Date, Seller on behalf of itself and its Subsidiaries authorizes Purchaser and the Purchaser Designees, as applicable, to the extent permitted by applicable Law and the terms of the Nonassignable Assets, at Purchaser’s sole cost and expense, to perform all the obligations and receive all the benefits of Seller or its Subsidiaries under the Nonassignable Assets.

2.7 Purchaser Designees; Business Transfer Agreements.

(a) The Parties agree that Purchaser may assign the right to purchase certain Purchased Assets to one or more Purchaser Designees. Notwithstanding any such assignment, Purchaser shall remain liable for, and any assignment or execution of any Transaction Document shall not relieve Purchaser of, its obligations hereunder or thereunder. Any reference to Purchaser in this Agreement shall to the extent applicable also be deemed a reference to the applicable Purchaser Designee, except where in context of this Agreement such use would not be appropriate.

(b) The transactions relating to the purchase and sale of the Purchased Assets located in China (the “China Purchased Assets”) and India (the “India Purchased Assets”) will be concluded under a separate China Purchase Agreement and India Purchase Agreement between the applicable Asset Seller and the applicable Purchaser Designee. All consideration with regard to the China Purchased Assets and the India Purchased Assets will be paid in China and India as a domestic transaction. No consideration in relation to the purchase and sale of the China Purchased Assets and the India Purchased Assets will be paid by the applicable Purchaser Designee to any Asset Seller outside of China and India, as applicable.

(c) Except for the Purchased Assets and Assumed Liabilities of Asset Sellers formed or incorporated in the United States or as otherwise provided in Section 2.7(b) or this Section 2.7(c), the transfer of the Purchased Assets and Assumed Liabilities will be effected at the Closing pursuant to short-form business and asset transfer agreements entered into between the applicable Asset Seller, on the one hand, and Purchaser or the applicable Purchaser Designee, on the other hand, each in substantially the form attached as Exhibit A with such modifications as are necessary in order to maintain substantially the same legal meaning and effect under local Law as provided in this Agreement and agreed upon by the Parties (the “Business Transfer Agreements”), provided that if such Purchased Assets or Assumed Liabilities of any such Asset Seller are of a type or nature that are not transferable under local Law or custom pursuant to a Business Transfer Agreement, or if a Business Transfer Agreement is not sufficient under local Law or custom to transfer to Purchaser or a Purchaser Designee such applicable Purchased Assets and Assumed Liabilities, the transfer of such Purchased Assets and Assumed Liabilities shall be effected or further substantiated, as applicable, pursuant to the Other Transfer Documents. The transfer of the Purchased Assets and Assumed Liabilities of the Asset Sellers formed or incorporated in the United States will be effected pursuant to an assignment, assumption and bill of sale in substantially the form attached as Exhibit A (the “General Assignment and Assumption Agreement”).

(d) Notwithstanding anything to the contrary in any China Purchase Agreement, India Purchase Agreement, Business Transfer Agreement or Other Transfer Document, any consideration paid by Purchaser or any of its Affiliates to any Asset Seller pursuant to such agreements or documents shall be deemed for all purposes to comprise part of, and not be in addition to, the Purchase Price payable hereunder.

2.8 Allocation of Purchase Price. The initial allocation of the Purchase Price (the “Closing Date Allocation”) among (i) the Purchased Ruckus Interests and (ii) the Purchased Assets being sold by each particular Asset Seller shall be prepared jointly by Seller and Purchaser prior to the Closing Date. Seller and Purchaser agree to cooperate with each other in the preparation of, and to negotiate in good faith to resolve any dispute with respect to, the Closing Date Allocation; provided, however, that in the event that Seller and Purchaser cannot reach agreement with respect to the Closing Date Allocation within 30 days prior to the Closing Date, the Designated Accounting Firm with recognized valuation expertise mutually agreed upon by Purchaser and Seller shall prepare the Closing Date Allocation. The costs related to having the Designated Accounting Firm prepare the Closing Date Allocation shall be borne equally by Purchaser and Seller. Not later than 90 days after the Closing Date, Purchaser shall prepare and deliver to Seller an allocation of all amounts treated as purchase price for U.S. federal income tax purposes among the Purchased Ruckus Interests and the Purchased Assets consistent with applicable Law (the “Asset Level Allocation Statement”). The Asset Level Allocation Statement shall be consistent with the Closing Date Allocation. Seller and Purchaser shall work in good faith to resolve any disputes relating to the Asset Level Allocation Statement. If Seller and Purchaser are unable to resolve any such dispute, such dispute shall be resolved promptly by the Designated Accounting Firm as shall be mutually agreed upon by the Parties, the costs of which shall be borne equally by Purchaser and Seller. The Parties agree that they will not, and will not permit any of their respective Affiliates to, take a position (except as required pursuant to any Order of, or to settle a dispute with, a Governmental Authority) on any Tax Return or in any audit or examination before any Governmental Authority that is inconsistent with the final Asset Level Allocation Statement (the final Asset Level Allocation Statement being referred to herein as the “Allocation”); provided, however, that nothing in this Section 2.8 shall prevent the Parties or their respective Affiliates from settling, or require any of them to litigate, any challenge, proposed deficiency, adjustment or other similar Proceeding by any Governmental Authority with respect to the Allocation. Each of Purchaser and Seller shall promptly notify the other in writing upon receipt of notice of any pending or threatened Tax audits, assessments or other proceedings challenging the Allocation. If the Purchase Price is adjusted pursuant to the terms of this Agreement, the Allocation shall be adjusted in a manner consistent with the procedures set forth in this Section 2.8.

2.9 Withholding.

(a) Purchaser, Seller and any of their respective Affiliates shall be entitled to deduct and withhold, or cause to be deducted and withheld, from amounts otherwise payable pursuant to this Agreement, any amounts as are required to be withheld or deducted with respect to such amounts under the Code, or any applicable provisions of state, local or non-U.S. law. Each Party shall provide commercially reasonable notice to the other Party upon becoming aware of any such withholding obligation and shall cooperate with such other Party to the extent reasonable to obtain reduction of or relief from such withholding or deduction. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Party making any such deduction or withholding shall furnish to the other Party official receipts (or copies thereof or, if official receipts are not available, other documentation reasonably satisfactory to the Party in respect of which such deduction or withholding was made) evidencing the payment of any such amounts. Any refunds of amounts withheld or deducted under this Section 2.9 shall be for the account of the Party in respect of which such deduction or withholding was made. If Purchaser assigns its rights under Section 2.7 in a manner that results in any additional withholding or deduction from any payment of the Purchase Price, which would not have resulted absent such assignment (an “Incremental Withholding”), the Purchase Price shall be increased in an amount necessary so that after such Incremental Withholding has been made (including such withholdings and deductions applicable to additional sums under this Section 2.9) the recipient receives an amount equal to the Purchase Price it would have received had no such Incremental Withholding been made.

(b) Seller and Purchaser acknowledge and agree that (i) Seller will be responsible for and will perform (A) all required Tax withholding, payment and reporting duties with respect to any wages and other compensation paid by Seller or its Subsidiaries to any Business Employee in connection with the operation or conduct of the Business for any Pre-Closing Tax Period, (B) any Tax withholding, payment and reporting related to payments made by Seller or its Subsidiaries to any Transferred Employee under a Benefit Plan of Seller or its Subsidiaries with respect to any Post-Closing Tax Period, (C) any Tax withholding, payment and reporting related to payments made by Seller or its Subsidiaries under a Transferred Benefit Plan with respect to any Pre-Closing Tax Period, and (D) any Tax withholding, payment and reporting related to any change-of-control, retention, severance, vacation or paid time off or similar payment that is triggered in whole or in part by the transactions contemplated by the Merger Agreement or this Agreement, and (ii) Purchaser will be responsible for and will perform all required Tax withholding, payment and reporting duties with respect to (A) any wages and other compensation paid by Purchaser or a Purchaser Designee to any Transferred Employee with respect to any Post-Closing Tax Period and (B) any payments made or benefits provided by Purchaser to any Transferred Employee under a Transferred Benefit Plan with respect to any Post-Closing Tax Period. After the Closing, Purchaser and Seller agree to use the alternate procedure set forth in Rev. Proc. 2004-53 with respect to the Transferred Employees. For the avoidance of doubt, nothing in this paragraph is intended to modify or adjust the substantive liability of Purchaser and Seller under this Agreement with respect to the Taxes described in this paragraph.

2.10 Pre-Closing Transfers.

(a) Notwithstanding anything to the contrary in this Agreement (including Section 5.1), at any time prior to the Closing, Seller, the Company and their respective Subsidiaries (including the Transferred Subsidiaries) shall be permitted to (i) engage in dividends, sweeps and other transfers of cash, cash equivalents, bank deposits or similar cash items (other than deposits under any Assumed Leases) of the Transferred Subsidiaries and (ii) assign, transfer, convey or deliver to Seller or any of its Affiliates any accounts receivable, vendor rebate receivables, notes receivable or other receivables due to any Transferred Subsidiary.

(b) Prior to the Closing, the Excluded Litigation Liabilities of the Transferred Subsidiaries and the Retained Ruckus Liabilities shall be assumed by Seller or its Affiliates (other than the Transferred Subsidiaries) and shall be paid, performed and discharged when due by Seller of such Affiliate after the Closing.

(c) Prior to the Closing, (i) Seller shall cause each of Brocade Communication Systems KK, Brocade Israel Ltd., Brocade Communications Singapore Pte. Ltd. and Brocade Communications Systems Taiwan Ltd. to assign, transfer, convey or deliver to Seller or any of its Affiliates (other than the Transferred Subsidiaries) any and all of their respective assets, properties, business and rights that are not primarily related to or primarily used in the operation or conduct of the Business, and (ii) the Liabilities of each Brocade Communication Systems KK, Brocade Israel Ltd., Brocade Communications Singapore Pte. Ltd. and Brocade Communications Systems Taiwan Ltd. that are not arising primarily out of or otherwise primarily related to the Business shall be assumed by Seller or its Affiliates (other than the Transferred Subsidiaries) and shall be paid, performed and discharged when due by Seller of such Affiliate after the Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser, except (i) as set forth in the Disclosure Schedule or (ii) as disclosed in the Company SEC Documents (but excluding any disclosures contained under the headings “Risk Factors” and “Critical Accounting Policies and Estimates,”

any disclosure of risks included in any “forward-looking statements” disclaimer and any other disclosures contained or referenced therein that are general, cautionary, predictive or forward-looking in nature), but only to the extent such Company SEC Documents are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System and such disclosure is reasonably apparent from a reading of such Company SEC Documents that such disclosure relates to such Section of Article III below, as follows:

3.1 Corporate Existence. Seller and each Asset Seller is a corporation or other entity duly incorporated, organized or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation.

3.2 Corporate Authority. This Agreement and the other Transaction Documents to which Seller is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by Seller by all requisite corporate action, and no other proceedings on the part of Seller are necessary for Seller to authorize the execution or delivery of this Agreement or any of the other Transaction Documents or to perform any of its obligations hereunder or thereunder. Seller has full corporate power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder. This Agreement has been duly executed and delivered by Seller, and the other Transaction Documents will, at the Closing, be duly executed and delivered by Seller or its Subsidiaries, as applicable. The Parties agree that Seller may cause the Asset Sellers to execute and deliver certain of the Transaction Documents as necessary to consummate the transactions contemplated hereby. This Agreement constitutes, and the other Transaction Documents when so executed and delivered will constitute, valid and legally binding obligations of Seller or its Subsidiaries, as applicable, enforceable against Seller or such Subsidiary in accordance with its terms, except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law).

3.3 Governmental Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller and the Asset Sellers of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act and any Competition Laws listed in Section 3.3 of the Disclosure Schedules, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, (c) actions or filings as may be advisable to, or as may be required from, CFIUS in order to obtain CFIUS Clearance and (d) any actions or filings the absence of which would not impair the ability of Seller or Asset Sellers to consummate the transactions contemplated by this Agreement or, individually or in the aggregate, have a Company Material Adverse Effect.

3.4 Non-contravention. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby by Seller and the Asset Sellers do not and will not (a) assuming the authorizations, consents and approvals referred to in clauses (a) through (c) of Section 3.3 are obtained, (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Seller or any of the Asset Sellers, (ii) contravene, conflict with or result in a violation or breach of any provision of any Law or Order or (iii) require any consent or other action by any Person under, constitute a default or a violation, or an event that, with or without notice or lapse of time or both, would constitute a default or a violation, under or of, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any provision of any Company Material Contract or any franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the Purchased Assets or the Business or (b) result in the creation or imposition of any Lien, other than any Permitted Lien, on any Purchased Asset, except, in the case of clauses (a)(ii), (a)(iii) and (b), which have not had, and would not have, individually or in the aggregate, a Company Material Adverse Effect.

3.5 Transferred Subsidiaries.

(a) Section 3.5(a) of the Disclosure Schedule sets forth with respect to each of the Transferred Subsidiaries, its jurisdiction of organization and the amount of its authorized and outstanding equity interests. Each Transferred Subsidiary is an entity duly incorporated or otherwise duly organized, validly existing and (where applicable or recognized) in good standing under the laws of its jurisdiction of incorporation or organization, except where the failure to be in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Transferred Subsidiary has all corporate, limited liability company or comparable powers and all Governmental Authorizations required to carry on its business as now conducted, except for those Governmental Authorizations the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Transferred Subsidiary is duly qualified and (where applicable or recognized) in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified or in good standing has not had, and will not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) All of the outstanding capital stock or other voting securities of or other ownership interests in the Purchased Company are wholly owned by the Company and all of the outstanding capital stock or other voting securities of or other ownership interests in each Transferred Subsidiary (other than the Purchased Company itself) are owned directly or indirectly by the Purchased Company, in each case, duly authorized, fully paid and free and clear of any Lien other than Permitted Liens. There are no issued, reserved for issuance or outstanding (i) securities convertible into, or exchangeable for, shares of capital stock or other voting securities of or other ownership interests in any Transferred Subsidiary, (ii) warrants, calls, options or other rights to acquire from any Transferred Subsidiary, or other obligations of any Transferred Subsidiary to issue, any shares of capital stock or other voting securities of or other ownership interests in or any securities convertible into, or exchangeable for, any shares of capital stock or other voting securities of or other ownership interests in any Transferred Subsidiary or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by any Transferred Subsidiary that are derivative of, or provide economic benefits based, directly or indirectly, on the operating results, value or price of, any capital stock or other voting securities of or other ownership interests in any Transferred Subsidiary (the items in clauses (i) through (iii) being referred to collectively as the “Transferred Subsidiary Securities”). There are no outstanding obligations of any Transferred Subsidiary to repurchase, redeem or otherwise acquire any of the Transferred Subsidiary Securities.

(c) None of the Transferred Subsidiaries has any equity interest (including any partnership or joint venture interest) in any other entity (other than a Transferred Subsidiary). The Purchased Assets do not include any equity interest in an entity.

3.6 Purchased Assets.

(a) The Company or its Subsidiaries have, or at the Closing will have, and Purchaser or the Purchaser Designees will at the Closing acquire, good and valid title to, or a valid leasehold interest in, or a valid license to use the Purchased Assets, free and clear of all Liens, except Permitted Liens. The Company has, and Purchaser or the Purchaser Designees will at the Closing acquire, good and valid title to the Purchased Ruckus Interests, free and clear of all Liens, except Permitted Liens.

(b) The equipment owned by the Transferred Subsidiaries or included in the Purchased Assets that is material to the operation of Business as currently conducted taken as a whole is in operating condition and repair (normal wear and tear excepted) in all material respects suitable for the purposes for which they are currently used, but are otherwise transferred on a “where-is” and, as to condition, “as is” basis.

(c) The Purchased Assets together with the assets owned by the Transferred Subsidiaries, the Licensed Business Intellectual Property Rights and the other rights, licenses, services and benefits to be provided to Purchaser or the Purchaser Designees pursuant to this Agreement and the other Transaction Documents, constitute all of the assets, properties and rights owned, leased or licensed by the Company and its Subsidiaries used to conduct the Business in all material respects as currently conducted and will enable Purchaser and the Purchaser Designees to operate the Business immediately after the Closing in substantially the same manner as it currently is operated other than the effect thereon of (i) the Excluded Assets, (ii) any Contracts or other assets or rights that pursuant to Section 2.6 are not transferred to Purchaser or a Purchaser Designee, (iii) the Shared Contracts that are covered pursuant to Section 5.15(b) hereof and (iv) as provided in Section 3.6(c) of the Disclosure Schedule. Section 3.6(c) of the Disclosure Schedule lists each Shared Contract with respect to which the Company has Knowledge as of the date hereof (which list shall be updated as contemplated by Section 5.15(a)). Nothing in this Section 3.6(c) shall be deemed to constitute a representation or warranty as to the adequacy of the amounts of working capital, including cash and cash equivalents, of the Business as of the Closing or the availability of the same.

3.7 Financial Statements. Section 3.7 of the Disclosure Schedule sets forth (a) the audited consolidated financial statements of the Purchased Company for the period ended December 31, 2015 and the unaudited consolidated interim financial statements of the Purchased Company for the period ended March 31, 2016 (the “Ruckus Financial Statements”) and (b) an unaudited statement of revenues for the Business for the fiscal year ended October 29, 2016 (the “Revenue Statement”). The Ruckus Financial Statements are derived from and have been prepared in accordance with the books and records of the Purchased Company and its

Subsidiaries and the Revenue Statement is derived from and has been prepared in accordance with the books and records of the Company and its Subsidiaries, in each case, consistent with GAAP (except, in the case of the unaudited consolidated interim financial statements of the Purchased Company and the Revenue Statement, for the omission of footnotes and normal year-end adjustments) and, to the extent not inconsistent with GAAP, the Purchased Company’s or the Company’s, as applicable, standard accounting policies and procedures and present fairly in all material respects (x) with respect to the Ruckus Financial Statements, the financial condition and results of operations of the Purchased Company and its consolidated Subsidiaries as of such dates or for the periods then ended, as applicable, and (y) with respect to the Revenue Statement, the revenues of the Business for such period.

3.8 Absence of Certain Changes.

(a) From October 29, 2016 through the date of this Agreement, (i) the Business has been conducted by the Company and its Subsidiaries in the ordinary course of business consistent with past practice in all material respects, and (ii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Purchaser’s consent, would require consent pursuant to Section 5.1.

(b) Since October 29, 2016 through the date of this Agreement, there has not been any effect, change, condition, fact, development, occurrence or event that has had or will have, individually or in the aggregate, a Company Material Adverse Effect.

3.9 Compliance with Laws and Court Orders; Governmental Authorization.

(a) Except for matters that have not had, and will not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries is, and since January 1, 2014 has been, in compliance with all applicable Laws and Orders, and to the knowledge of the Company, is not under investigation by any Governmental Authority with respect to any Law or Order which relates to the Purchased Assets or the Business. There is no Order of any Governmental Authority outstanding against the Company or any of its Subsidiaries that is material to the Business.

(b) The Company and each of its Subsidiaries has all material Governmental Authorizations necessary for the ownership and operation of the Business as presently conducted, and each such Governmental Authorization is in full force and effect. The Company and each of its Subsidiaries is and since January 1, 2014, has been in compliance in all material respects with the terms of such Governmental Authorizations. Since January 1, 2014, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization.

3.10 Litigation. Except as set forth in Section 3.10 of the Disclosure Schedule and any pending or threatened Proceeding that seeks less than $3,000,000 in damages and does not seek injunctive or other similar relief, there is no Proceeding or, to the knowledge of the Company, investigation, pending against, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries before (or, in the case of threatened Proceedings or investigations, that would be before) or by any Governmental Authority with subject matter related to the Business or any Purchased Asset.

3.11 Properties.

(a) Section 3.11(a) of the Disclosure Schedule lists each lease, sublease, license or other occupancy agreement or arrangement (each, a “Real Property Lease”) relating to the occupancy of any real property leased by the Company or any of its Subsidiaries in connection with the Business, including all Assumed Leases. The Company or one of its Subsidiaries has a valid and subsisting leasehold interest in all Assumed Leases leased by it, in each case that reasonably could be expected to require the payment of $5,000,000 or more free and clear of all Liens, other than Permitted Liens. To the knowledge of the Company, no lessee has received written notice from a Governmental Authority of a material violation of any material ordinances, regulations or building, zoning or other similar laws with respect to the real property that is the subject of an Assumed Lease that is material to the conduct of the Business as currently conducted. None of the Assumed Leases have been subleased nor has any Person been granted the right to use or occupy any real property that is the subject of an Assumed Lease. Neither the Company nor any Subsidiary owns any real property that is used in the operation of the Business.

(b) As of the date of this Agreement, there are no pending, or to the knowledge of Seller, threatened, condemnation or similar proceedings against the Company or any of its Subsidiaries relating to the Assumed Leases and neither the Company nor any Transferred Subsidiary has received any written notice of the same.

3.12 Intellectual Property.

(a) Annex 1 through Annex 4 of this Agreement accurately identify as of February 1, 2017, (i) each item of Transferred Business Registered IP, (ii) the jurisdiction in which such item of Transferred Business Registered IP has been registered or filed and the applicable application, registration, or serial or other similar identification number, (iii) any other Person that has an ownership interest in such item of Transferred Business Registered IP and the nature of such ownership interest and (iv) all material unregistered Trademarks used in connection with the Business.

(b) Neither the Company nor any of its Subsidiaries has transferred ownership of (whether a whole or partial interest), or granted any exclusive right to use, any material Transferred Business Intellectual Property Rights to any Person. Neither the Company nor its Subsidiaries has transferred ownership of (whether a whole or partial interest), or granted any exclusive right to use, any material Transferred Business Technology in which the Company or its Subsidiaries owns or purports to own the underlying Intellectual Property Rights to any other Person, other than that Transferred Business Technology the Company or its Subsidiaries have sold, distributed or licensed, in the form of Network Edge Products, or transferred, distributed, or licensed in the form of copies of such Transferred Business Technology, in each case, in the ordinary course of business.

(c) The Company and its Subsidiaries exclusively own all right, title and interest to and in the material Transferred Business Intellectual Property Rights and Transferred Business Technology free and clear of any Liens (other than Permitted Liens and non-exclusive licenses granted by the Company or its Subsidiaries in the ordinary course consistent with past practice). The Company and its Subsidiaries have a policy requiring each Person who is or was an employee, officer, director, consultant or contractor of the Company or one of its Subsidiaries and who is or was involved in the creation or development of any material Transferred Business Intellectual Property Rights or Transferred Business Technology to sign an agreement containing (i) an assignment to the Company or its Subsidiaries, as applicable, of all Intellectual Property Rights in such Person’s contribution to the Transferred Business Intellectual Property Rights and Transferred Business Technology, and (ii) non-disclosure obligations for the protection of Trade Secrets of the Company and its Subsidiaries.

(d) To the Knowledge of the Company, no material Transferred Business Intellectual Property Rights are invalid or not subsisting, or unenforceable. To the Knowledge of the Company, the Company and its Subsidiaries have made all filings and payments and taken all other actions required to be made or taken to maintain each item of material Transferred Business Registered IP in full force and effect by the applicable deadline and otherwise in accordance with all applicable Laws. No application for any material Transferred Business Registered IP that has been filed by or on behalf of any of the Company or its Subsidiaries at any time since January 1, 2014 through the date hereof has been abandoned or allowed to lapse.

(e) The Company and its Subsidiaries own or otherwise have the right to use all Technology and Intellectual Property Rights which are material to the conduct of the Business as currently conducted, taken as a whole, and is used in, held for use in, or necessary for the conduct the Business as currently conducted or, to the extent that the liability for any failure to own or otherwise have the right to use is an Assumed Liability or a liability of a Transferred Subsidiary, previously conducted; provided that the foregoing is not a representation or warranty of non-infringement which representation and warranty is solely as set forth in Section 3.12(f). Neither the Company nor any of its Subsidiaries has deposited any material Source Code into a source code escrow.

(f) To the Knowledge of the Company, the (i) material Network Edge Products currently offered for sale and (ii) conduct of the Business as currently conducted have not and do not (A) infringe, misappropriate, use or disclose without authorization, or otherwise violate any Intellectual Property Right of any other Person, or (B) constitute unfair competition or trade practices under the Laws of any relevant jurisdiction. To the Knowledge of the Company, no material claims of infringement, misappropriation, or similar claim involving Intellectual Property Rights of another Person or related Proceeding or investigation which is material to the Business is pending or threatened against the Company or its Subsidiaries or against any Person who would be entitled to be indemnified or reimbursed by the Company or its Subsidiaries with respect to such claim, Proceeding or investigation. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has from January 1, 2014, through the date hereof, received any written notice alleging infringement, misappropriation, or violation of any Intellectual Property Right of another Person that the Company has reason to believe is, individually or in the aggregate, material to the Business.

(g) The Company and its Subsidiaries take commercially reasonable measures to protect, safeguard and maintain the confidentiality of, and otherwise protect and enforce their rights in all material proprietary information which is owned by the Company or its Subsidiaries and which the Company and its Subsidiaries hold as a Trade Secret.

(h) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, none of the Transferred Business Software (or Third Party Software incorporated in Network Edge Products) contains any bug, defect or error that materially and adversely affects the use, functionality or performance of such Software or any product or system containing or used in conjunction with such Software in any material respect. To the Knowledge of the Company, no material Transferred Business Software or material Third Party Software incorporated in Network Edge Products contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (ii) compromising the privacy or data security of user data or damaging or destroying any data or file without the user’s consent (collectively, “Malicious Code”). The Company and its Subsidiaries implement commercially reasonable measures designed to prevent the introduction of Malicious Code into material Transferred Business Software, including firewall protections and regular virus scans consistent with industry practice.

(i) To the Knowledge of the Company, no material Source Code for any Transferred Business Software embodied in any Network Edge Product, has been delivered, licensed, or made available to any escrow agent or any other Person who is not either a current or former employee of the Company or its Subsidiaries, or a Person to whom the Company or its Subsidiaries has otherwise made any such Source Code available in the ordinary course of business pursuant to reasonable confidentiality terms. To the Knowledge of the Company, neither the Company nor its Subsidiaries has any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the material Source Code for any Network Edge Product to any escrow agent or other Person. The consummation of the transactions contemplated by this Agreement will not result in the delivery, license or disclosure of any material Source Code for any Network Edge Product to any other Person who is not, as of the date of this Agreement, either an employee of the Company or its Subsidiaries, or a Person to whom the Company or any of its Subsidiaries otherwise makes any such material Source Code available in the ordinary course of business pursuant to reasonable confidentiality terms.

(j) To the Knowledge of the Company as of the date of this Agreement, no Transferred Business Software incorporated into or otherwise distributed with Network Edge Products is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that could require, or could condition the use or distribution of such Transferred Business Software or portion thereof on, (A) the disclosure, licensing or distribution of any Source Code for any portion of such Transferred Business Software, or (B) the granting to licensees of the right to make derivative works or other modifications to such Transferred Business Software or portions thereof, (C) the licensing under terms that allow the Transferred Business Software or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of law), or (D) redistribution at no license fee.

(k) No Governmental Authority or any public or private university, college or other educational or research institution has or could claim material rights in any material Transferred Business Intellectual Property Rights as a result of funding, facilities or personnel of such Governmental Authority, public or private university, college or other educational or research institution which were used, directly or indirectly, to develop or create, in whole or in part, such Transferred Business Intellectual Property Rights.

(l) Section 3.12(l) of the Disclosure Schedule contains a list of all Standards Bodies which, to the Knowledge of the Company, the Company or its Subsidiaries participates in or contributes to and which such participation or contribution relates to the Business or the Network Edge Products.

3.13 Taxes.

(a) All Income Tax Returns and all other material Tax Returns required to be filed by the Transferred Subsidiaries, and by the Company and its Subsidiaries in respect of the Purchased Assets, have been timely filed (taking into account applicable extensions of time to file) with the appropriate Governmental Authority, and all such Tax Returns are complete, correct and accurate in all material respects and have been completed in accordance with applicable Law. All Income Taxes and other material amounts of Taxes required to be paid by the Transferred Subsidiaries, and by the Company and its Subsidiaries with respect to the Purchased Assets, have been timely paid. No written claim has been made within the past four years by a Governmental Authority in a jurisdiction where a Transferred Subsidiary does not file Tax Returns that such Transferred Subsidiary is or may be subject to taxation by that jurisdiction.

(b) No claim or deficiency for any material amount of Taxes has been proposed, asserted or assessed in writing by any Governmental Authority against any Transferred Subsidiary or the Company and its Subsidiaries in respect of the Purchased Assets, which remains unresolved or unpaid, except for any claims or deficiencies that are being contested in good faith by appropriate proceedings. There are no Proceedings currently ongoing or pending, or threatened in writing, with respect to any Taxes or Tax Returns of or with respect to the Transferred Subsidiaries. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes or Tax Returns of the Transferred Subsidiaries (other than extensions that arise as a result of filing Tax Returns by the extended due date therefor). No Transferred Subsidiary has granted any Person any power of attorney that is currently in force with respect to any Taxes or Tax Returns.

(c) There are no Liens for Taxes (other than Permitted Liens) upon the assets of the Transferred Subsidiaries or otherwise on any of the Purchased Assets.

(d) All Taxes required to be withheld or collected by the Transferred Subsidiaries have been withheld and collected and, to the extent required by Law, timely paid to the appropriate Governmental Authority. Each Transferred Subsidiary has complied in all material respects with all information reporting requirements related to such withholding.

(e) No Transferred Subsidiary has participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4.

(f) No Transferred Subsidiary has been a member of an affiliated group filing a consolidated federal Income Tax Return (other than a Seller Group or a group the common parent of which was or is a Transferred Subsidiary) or any similar group for state, local or non-U.S. income Tax purposes. No Transferred Subsidiary has any liability for the Taxes of any Person (other than a Seller Group or a group the common parent of which was or is a Transferred Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or non-U.S. Law), as a transferee or successor, by contract or otherwise.

(g) Except with respect to any Commercial Tax Agreement, no Transferred Subsidiary is a party to, or is bound by, or has any obligation under, any Tax allocation or sharing agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes of any other Person (other than another Transferred Subsidiary).

(h) No Transferred Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement and (ii) in a distribution which otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated herein.

(i) No Transferred Subsidiary would be required to recognize a material amount of Subpart F income as defined in Section 952 of the Code during a taxable year of such Transferred Subsidiary that includes but does not end on the Closing Date if the taxable year of each Transferred Subsidiary had ended on the day after the Closing Date (and for this purpose not taking into account any activities or income of any Transferred Subsidiary on such date).

(j) No Transferred Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting made prior to the Closing Date for a taxable period ending on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or non-U.S. law), (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, or (v) election under Section 108(i) of the Code.

(k) No Transferred Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any intercompany transaction described in Treasury Regulation Section 1.1502-13, or excess loss account described in Treasury Regulation Section 1.1502-19.

Section 3.13 and 3.14 constitute the sole representations and warranties of Seller regarding Taxes. Nothing in this Section 3.13 shall be construed as a representation or warranty with respect to (a) the amount or availability in a taxable period (or portion thereof) beginning after the Closing Date of any net operating loss, capital loss, Tax credit carryover or other Tax asset of a Transferred Subsidiary generated or arising in or in respect of a taxable period (or portion thereof) ending on or before the Closing Date, (b) any Tax positions that Purchaser or any of its Affiliates (including the Transferred Subsidiaries) may take in or respect of a taxable period (or portion thereof) beginning after the Closing Date or (c) with the exception of Sections 3.13(g), 3.13(i) and 3.13(j), Taxes with respect to a Transferred Subsidiary attributable to any taxable period (or portion thereof) beginning after the Closing Date.

3.14 Employees and Employee Benefit Plans.

(a) Section 3.14(a) of the Disclosure Schedule contains a true and complete list of each material Benefit Plan and identifies such Benefit Plan as a Non-U.S. Benefit Plan if applicable. Seller has provided to Purchaser true and complete copies of (i) all Transferred Benefit Plans listed in Section 3.14(a) of the Disclosure Schedule, and (ii) in respect of such Transferred Benefit Plans, any amendments (including any proposed or approved amendments), trust agreements or other funding instruments currently in effect, the most recent IRS determination letter, the summary plan description, the most recent Form 5500, all material correspondence and all non-routine filings made with any Governmental Authority in the 12 months preceding the Closing Date, and all material correspondence with Business Employees in the 12 months preceding the Closing Date regarding any such Transferred Benefit Plans.

(b) None of the Company, any Subsidiary of the Company or any ERISA Affiliate of the Company or any such Subsidiary has contributed (or had any obligation or Liability of any sort, direct or indirect, contingent or otherwise) in the last six years to or with respect to (i) any benefit plan that is or was subject to Section 412 or 430 of the Code or Section 302 or Title IV of ERISA, (ii) a multiemployer plan as defined in Section 3(37) or 4001(a)(3) of ERISA or the local equivalent thereof under applicable Laws, (iii) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413 of the Code, or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(c) Except as would not reasonably be expected to result in a material liability to Purchaser or a Transferred Subsidiary, (i) each Benefit Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service upon which it may rely or is entitled to rely upon an opinion letter issued to the plan provider regarding its qualified status under the Code and the tax-exempt status of its related trust, and, to the Company’s knowledge, no event has occurred or circumstances exist that has caused or could reasonably be expected to cause the loss of such qualification or tax-exempt status, (ii) no proceeding related to any Benefit Plan has been instituted or is pending or, to the knowledge of the Company, threatened against (A) such Benefit Plan (other than routine claims for benefits and appeals of such claims consistent with the terms of such Benefit Plans), (B) any trustee or fiduciaries thereof, (C) any of the assets of any trust of such Benefit Plan or

(D) the Company or any of its Subsidiaries, (iii) each Benefit Plan complies in form and has been established, maintained and operated in accordance with its terms and applicable Law, including, without limitation, ERISA and the Code, (iv) none of the Company, any of its Subsidiaries, or any ERISA Affiliate of the Company or any of its Subsidiaries and, to the knowledge of the Company, any third party fiduciaries have engaged in a non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and/or Section 406 of ERISA with respect to any Benefit Plan, (v) no Benefit Plan is currently under, and neither the Company nor its Subsidiaries has received any notice of, a pending audit or investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, or any other Governmental Authority, and, to the knowledge of the Company, no such audit or investigation is threatened and no event has occurred or circumstances exist that has caused or could reasonably be expected to give rise to any such audit or investigation, (vi) no Benefit Plan provides any post-retirement health or welfare benefits for any current or former employee of the Company or its Subsidiaries (or their spouses, dependents or beneficiaries), other than as required under COBRA or similar applicable Law, (vii) all material contributions, premiums or benefits which are due from the Company and its Subsidiaries under any Benefit Plan have been paid to or in respect of each such Benefit Plan, and (viii) no Benefit Plan is the subject of any filing under any voluntary or other correction program of any Governmental Authority.

(d) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, except as expressly provided by this Agreement, (i) entitle any current or former Business Employee, director or other service provider of the Company or any of its Subsidiaries to severance pay or compensation payments or any other benefits or rights, (ii) accelerate the time of payment, vesting or exercisability, or increase the amount of compensation or benefits due any such Business Employee, director or other service provider, (iii) result in any funding (through a grantor trust or otherwise) of compensation or benefits under any Benefit Plan, (iv) result in any limitation on the right of the Company or any Subsidiary of the Company to amend, merge, or terminate any Transferred Benefit Plan pursuant to its terms or (v) result in an “excess parachute payment” under Section 280G of the Code. There is no contract to which the Company or its Subsidiaries is a party or by which it is bound to compensate any Business Employee employed within the United States for excise Taxes paid pursuant to Section 4999 of the Code.

(e) Each Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code and that is subject to, and not otherwise exempt from, Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder during the respective time periods in which such operational or documentary compliance has been required. There is no contract to which the Company or its Subsidiaries is a party or by which it is bound to compensate any Business Employee for additional Taxes paid pursuant to Section 409A of the Code.

(f) Except as would not reasonably be expected to result in a material liability to Purchaser or a Transferred Subsidiary, with respect to each Non-U.S. Benefit Plan: (i) all payments (including premiums due) and all employer and employee contributions required to have been collected in respect of each Non-U.S. Benefit Plan have been paid when due, or if applicable, accrued on the balance sheet of the Company and its Subsidiaries; and (ii) each such

Non-U.S. Benefit Plan has been maintained and operated in all material respects in accordance with the applicable plan document and all applicable Laws and other requirements, including funding requirements, and if intended to qualify for special tax treatment, satisfies all requirements for such treatment. No such Non-U.S. Benefit Plan has any material unfunded Liabilities not accurately reflected on the balance sheet of the Company and its Subsidiaries.

(g) Except as would not reasonably be expected to result in a material liability to Purchaser or a Transferred Subsidiary, neither the Company nor any of its Subsidiaries has any liability for the misclassification of any Person as an independent contractor, temporary employee, leased employee or any other service provider compensated other than through reportable wages paid by the Company or its Subsidiaries, and no such person has been improperly excluded from any Benefit Plan. Neither the Company nor any of its Subsidiaries has any leased employees within the meaning of Section 414(n) of the Code.

(h) Each Ultimate Parent Option qualifies as an exempt stock right under Section 409A of the Code. Each Ultimate Parent RSU Award is exempt from Section 409A of the Code.

(i) As of the date of this Agreement, except as set forth in Section 3.14(i) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any Collective Bargaining Agreement, and there are no labor organizations, work councils, trade unions or other employee representatives representing, or, to the knowledge of the Company, purporting to represent or seeking to represent any current Business Employee.

(j) Except as would not reasonably be expected to result in a material liability to Purchaser or a Transferred Subsidiary, (i) none of the Company or any of its Subsidiaries has breached or otherwise failed to comply with the provisions of any Collective Bargaining Agreement; (ii) to the knowledge of the Company, there are no labor organizational campaigns, corporate campaigns, petitions, demands for recognition (including demands for works council recognition), applications or other unionization activities seeking recognition of a bargaining unit at the Company or any of its Subsidiaries; (iii) none of the Company or any of its Subsidiaries is suffering (and, for the past three years, none of the Company or any of its Subsidiaries has suffered) any labor dispute, any activity or proceeding by a labor union or representative thereof to organize any Business Employee or any picketing, lockouts, strikes, slowdowns, work stoppages, job actions or threats thereof by or with respect to any Business Employee, against or involving the Company or any of its Subsidiaries; (iv) there are no unfair labor practice charges, grievances, arbitrations or other complaints or union matters before the National Labor Relations Board or other labor board of Governmental Authority or works council disputes that would reasonably be expected to affect the Business Employees; and (v) there are no current or, to the knowledge of the Company, threatened strikes, slowdowns, lockouts, organized labor disputes or work stoppages by Business Employees, and no such strike, slowdown, lockout, organized labor dispute or work stoppage has occurred within the two years preceding the date of this Agreement.

(k) Except as would not reasonably be expected to result in a material liability to Purchaser or a Transferred Subsidiary, with respect to the Business Employees, the Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to employment, employment practices, wages, hours, mandatory insurance, and other benefits, leaves of absence, employee classification, immigration control, employee safety, bonuses and terms and conditions of employment, including laws relating to termination of employment and relating to job applicants and employee background checks. No legally effected material action, suit, Claim (or counterclaim), litigation, arbitration, or mediation, (including any civil, criminal, administrative, investigative or appellate proceeding) that arises out of the current, former or potential employment or service relationship between the Company or any of its Subsidiaries and any Business Employee is pending or, to the knowledge of the Company, has been threatened against the Company or its Subsidiaries.

3.15 Environmental Matters.

(a) Except as has not had, and will not have or result in, individually or in the aggregate, a cost to remediate or other damages or Losses in excess of $7,500,000, in respect of the Business, the Transferred Subsidiaries, the Assumed Leases or the Purchased Assets:

(i) the Company and its Subsidiaries are and, since January 1, 2014, have been in compliance with all applicable Environmental Laws;

(ii) there is no Environmental Claim pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, nor, to the knowledge of the Company, is there any basis for such claim;

(iii) except as listed in Section 3.15(a)(iii) of the Disclosure Schedule, the Company and its Subsidiaries have no contractual indemnity obligation to any Third Party for Environmental Claims or liability under Environmental Law, other than general commercial indemnification obligations entered into in the ordinary course of business, and not for the primary purpose of indemnifying matters relating to Environmental Claims or Environmental Laws; and

(iv) to the knowledge of the Company, there are no actions, activities, circumstances, facts, conditions, events or incidents that would be reasonably likely to form the basis of any Environmental Claim against the Company or any of its Subsidiaries.

(b) Except as listed in Section 3.15(b) of the Disclosure Schedule, the Company and its Subsidiaries are not required to hold any material Environmental Permits in order to conduct and operate the Business as the Business is conducted and operated as of the date hereof.

(c) The Company has provided Purchaser with true and complete copies of all material environmental assessment reports and reports of material environmental investigations with respect to the Company and any of its Subsidiaries, in each case that have been prepared in the last three years and that are in the possession of or reasonably available to the Company and relate to the Business or the Network Edge Products.

(d) The representations set forth in this Section 3.15 constitute the sole and exclusive representations and warranties of Seller relating to environmental matters.

3.16 Material Contracts.

(a) Section 3.16(a) of the Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of each of the following types of Contracts to which (i) a Transferred Subsidiary is a party or (ii) the Company or any of its Subsidiaries (other than the Transferred Subsidiaries) is a party or by which any of their respective properties or assets is bound and that relate primarily to the Purchased Assets, the Assumed Liabilities or the Business (each, a “Company Material Contract”):

(i) each Contract pursuant to which any material third party Intellectual Property Rights that are used, or held for use by the Company or any Subsidiary in connection with the Business, or is required to be, licensed, sold, assigned or otherwise conveyed or provided to the Company or any of its Subsidiaries in connection with the Business (other than (A) Contracts for Standard Software, (B) non-disclosure agreements entered into in the ordinary course of business consistent with past practice (each, an “NDA”), (C) customary invention assignment agreements with employees and independent contractors entered into in the ordinary course of business consistent with past practice and (D) Contracts related to membership in any Standards Body);

(ii) other than (A) NDAs and (B) Contracts for the purchase, sale or non-exclusive license of Network Edge Products or Intellectual Property Rights used with such Network Edge Products entered into in the ordinary course of business consistent with past practice, any Contract pursuant to which any material Transferred Business Intellectual Property Right or any other material right included in the Purchased Assets (whether or not currently exercisable) or interest in any material Transferred Business Intellectual Property Right is required to be licensed (whether or not such license is currently exercisable), sublicensed, sold, assigned or otherwise conveyed or provided to a Third Party by the Company or any of its Subsidiaries in connection with the Business, or pursuant to which any Transferred Subsidiary has agreed not to enforce any Transferred Business Intellectual Property Right against any Third Party;

(iii) any Contract imposing any material restriction on the Company’s or any Subsidiary’s right or ability in connection with the Business, or, after the Effective Time, the right or ability of the Transferred Subsidiaries (A) to compete in any line of business or market or in any geographic area or with any Person or which would so limit the freedom of the Transferred Subsidiaries after the Closing Date (including granting exclusive rights or rights of first refusal to license, market, sell or deliver any of the Network Edge Products or any Transferred Business Intellectual Property Rights), (B) to acquire any product, asset or services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person, in each case, with whom the Transferred Subsidiaries conduct business or (C) to develop or distribute any material Transferred Business Intellectual Property Rights, in each case, other than pursuant to Contracts for Standard Software and NDAs;

(iv) any (A) Contract that includes a covenant not to sue, other than Contracts relating to membership in any Standards Body or which are licenses to Intellectual Property Rights or (B) any settlement agreement (x) requiring payment of $2,000,000 or more by the Transferred Subsidiaries after the Closing Date that has not been fully performed or (y) imposing material restrictions on the operation of the Business as currently conducted, in each case, other than non-exclusive licenses of Intellectual Property Rights;

(v) any Contract (including any government contract) that has not been fully performed for the purchase of materials, supplies, goods, services, equipment or other assets, in connection with which the Company or any Subsidiary in connection with the Business has made payments to the applicable counterparty of $7,500,000 or more in the 12 month period ending October 29, 2016, except any Contract that is a purchase order for materials, supplies, goods, services, equipment or other assets entered into by the Company or any Subsidiary in the ordinary course of business consistent with past practice;

(vi) any Contract (including any government contract) that has not been fully performed for the sale or distribution by the Company or any Subsidiary in connection with the Business of materials, supplies, goods, services, equipment or other assets, in connection with which the Business has received payments from the applicable counterparty of $7,500,000 or more in the 12 month period ending October 29, 2016, except any Contract that is a purchase order for materials, supplies, goods, services, equipment or other assets entered into by the Company or any Subsidiary in the ordinary course of business consistent with past practice;

(vii) any Contract that is a master purchase agreement with a Significant Customer or a master purchase agreement with a Significant Supplier (excluding, for clarity, purchase orders and similar transactional documents issued in the ordinary course of business);

(viii) any Contract providing for any other Person with “most favored nation” terms, including such terms for pricing;

(ix) any material partnership, joint venture or any other similar Contract (including any material Contract providing for joint research, development, marketing or distribution) other than the sharing of costs in the ordinary course of business consistent with past practice;

(x) any Contract relating to any equity, interest rate, currency or commodity derivatives or hedging transaction that will be an obligation of the Transferred Subsidiaries following the Closing Date;

(xi) any Contract under which (A) after the Closing Date any Transferred Subsidiary is guaranteeing any liabilities or obligations of any Person other than another Transferred Subsidiary, or (B) any Transferred Subsidiary after the Closing Date has “take-or-pay” obligations;

(xii) any Contract providing for the creation of any Lien, other than a Permitted Lien, with respect to any asset (including Transferred Business Intellectual Property Rights or other intangible assets included in the Purchased Assets) material to the Business as currently conducted, taken as a whole;

(xiii) any Contract that contains any provisions requiring the Company or any of its Subsidiaries to indemnify any other party (excluding indemnities contained in agreements for the purchase, sale or license of products of the Business or indemnities in connection with the licensing of Intellectual Property Rights in the ordinary course of business consistent with past practice or Real Property Leases), which indemnity is material to the Transferred Subsidiaries and the Purchased Assets, taken as a whole;

(xiv) each Contract that includes any arrangement whereby the Company or any of its Subsidiaries grants any right of first refusal or right of first offer or similar right to a Third Party, which right is material to the Transferred Subsidiaries and the Purchased Assets, taken as a whole;

(xv) each Contract that is a loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment (other than letters of credit and those between the Company and its wholly owned Subsidiaries) relating to indebtedness for borrowed money in an amount in excess of $5,000,000 individually;

(xvi) each Contract relating to the acquisition or disposition of any business or Person pursuant to which the Company or its Subsidiaries has any continuing and unpaid payment obligations, excluding acquisitions or dispositions of supplies, inventory, merchandise or products in connection with the conduct of the Company’s and its Subsidiaries’ business or of supplies, inventory, merchandise, products, equipment, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries;

(xvii) each Contract that is a settlement or similar agreement with any Governmental Authority (including any corporate integrity agreement, monitoring agreement or deferred prosecution agreement) or order or consent of a Governmental Authority (including any consent decree or settlement order) to which the Company or any of its Subsidiaries is subject involving future performance by the Company or any of its Subsidiaries;

(xviii) each Contract (or series of related Contracts) pursuant to which the Company or any of its Subsidiaries has continuing “earn-out” or similar obligations; and

(xix) each Contract (or series of related Contracts) that obligates the Company or any of its Subsidiaries to make any capital commitment, loan or capital expenditure in an amount in excess of $7,500,000 in the aggregate in any one year period after the date of this Agreement that cannot be terminated by the Company or any of its Subsidiaries on less than 60 days’ notice without material payment or penalty.

(b) Except for any Company Material Contract that has terminated or expired in accordance with its terms or as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is valid and binding and in full force and effect and enforceable against the other party or parties thereto in accordance with its terms. The Company and/or its Subsidiaries party thereto, as applicable, and, to the knowledge of the Company, each other party thereto, has performed its obligations required to be performed by it, as and when required, under each

Company Material Contract, except for failures to perform that have not had, and will not have, individually or in the aggregate, a Company Material Adverse Effect. Except for breaches, violations or defaults that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any other party to a Company Material Contract, is in violation of or in default under any provision of such Company Material Contract. True and complete copies of the Company Material Contracts and any material amendments thereto have been made available to Purchaser prior to the date of this Agreement.

3.17 Finders’ Fees. Except for Barclays Capital Inc., there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of Seller, the Company or any of their respective Subsidiaries who is entitled to any fee or commission from Seller, the Company or any of their respective Affiliates in connection with the transactions contemplated by this Agreement.

3.18 Anti-Corruption; Export Control. Except as would not be material to the Business, taken as a whole, since January 1, 2012, solely with respect to the Purchased Assets and the Business:

(a) The Company and its Subsidiaries have been and are in compliance with all applicable anti-corruption Laws, including the United States Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) and the U.K. Bribery Act 2010, and neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director, officer, agent or employee of the Company or any of its Subsidiaries has, directly or indirectly, given, made, offered or received or agreed to give, make, offer or receive any payment, gift, contribution, expenditure or other advantage: (i) which would violate any applicable Law; or (ii) to or for a Public Official with the intention of: (A) improperly influencing any act or decision of such Public Official; (B) inducing such Public Official to do or omit to do any act in violation of his or her lawful duty; or (C) securing any improper advantage, in each case in order to obtain or retain business or any business advantage. For the purposes of this Agreement, “Public Official” includes any Person holding, representing or acting on behalf of a Person holding a legislative, administrative or judicial office, and any Person employed by, representing or acting on behalf of a Governmental Authority or enterprise thereof, public international organization, any representative or official of a political party or any candidate for any political office or any official or employee of any state hospital, agency or health care institution.

(b) Neither the Company, nor its Subsidiaries, nor any directors, administrators, officers, directors or, to the knowledge of the Company, employees of the Company or its Subsidiaries is, or has been since January 1, 2012, identified on (i) List of Specially Designated Nationals and Blocked Persons maintained by the Department of Treasury, Office of Foreign Assets Control (“OFAC”); (ii) the Bureau of Industry and Security of the United States Department of Commerce “Denied Persons List,” “Entity List” or “Unverified List”; (iii) the Office of Defense Trade Controls of the United States Department of State “List of Debarred Parties”; or (iv) foreign governmental listings of similar effect.

(c) Since January 1, 2012, the Company and each of its Subsidiaries have conducted their import, export and trade transactions in accordance with all applicable provisions of United States export control and sanctions Laws (including the International Traffic in Arms Regulations, the Export Administration Regulations, the regulations administered by OFAC, and any applicable anti-boycott compliance regulations), the import and export laws and regulations administered by the Bureau of Customs and Border Protection in the United States Department of Homeland Security, and export, sanctions, and customs Laws of the other countries (collectively, “International Trade Laws”) where it conducted and currently conducts the Business.

(d) Since January 1, 2012, neither the Company nor any of its Subsidiaries has received any written or, to the Company’s knowledge, oral, notice of noncompliance, complaints, or warnings from any Governmental Authority with respect to its compliance with International Trade Laws.

(e) To the knowledge of the Company, at no time since January 1, 2012 has the Company or any of its Subsidiaries sold, exported, reexported, imported, transferred, diverted, or otherwise disposed of any products, software, encryption-related source code, object code, or technology (including products derived from or based on such technology) to or from any destination, entity, or Person, without obtaining prior authorization from the competent government authorities as required by any International Trade Laws.

3.19 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the insurance policies and self-insurance programs and arrangements relating to the Business and the Purchased Assets of the Company are in full force and effect. As of the date of this Agreement, since January 1, 2014, neither the Company nor any of its Subsidiaries has received any written notice regarding any actual or possible: (a) cancellation or invalidation of any such insurance policy, other than such cancellation or invalidation that would not constitute a Company Material Adverse Effect; or (b) written notice of refusal of any coverage or rejection of any claim under any such insurance policy that if not paid would constitute a Company Material Adverse Effect. With respect to each Proceeding that has been filed or investigation initiated against the Company or any of its Subsidiaries since January 1, 2014, no insurance carrier has issued a denial of coverage or a reservation of rights with respect to any such Proceeding or investigation, or informed any of the Company or any of its Subsidiaries of its intent to do so, other than such denial or reservation that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.20 Customers; Suppliers; Products.

(a) Section 3.20(a) of the Disclosure Schedule sets forth an accurate and complete list of each customer who, in the year ended October 29, 2016 was estimated to be one of the 20 largest sources of revenues for the Business, based on amounts paid or payable to the Company and its Subsidiaries (each, a “Significant Customer”). None of the Company or its Subsidiaries has any outstanding material disputes with a Significant Customer other than in the ordinary course of business consistent with past practice, and, to the Knowledge of the Company, none of the Company or its Subsidiaries has received written notice of the intention of a Significant Customer to seek to materially reduce the scale of the business conducted with the Company or its Subsidiaries as it relates to the Business. To the Knowledge of Seller, as of the date of this Agreement, none of the Company or its Subsidiaries has received written notice from any Significant Customer that such customer shall not continue as a customer of the Business after the Closing or that such customer intends to terminate or materially modify any existing material Transferred Contract with the Company or its Subsidiaries (or Purchaser).

(b) Section 3.20(b) of the Disclosure Schedule sets forth an accurate and complete list of each supplier who, in the year ended October 29, 2016 was estimated to be one of the 20 largest suppliers of the Business, based on amounts paid or payable by the Company and its Subsidiaries (each a “Significant Supplier”). To the Knowledge of Seller, as of the date of this Agreement, none of the Company or its Subsidiaries has received any written notice from any Significant Supplier that such supplier shall not continue as a supplier of the Business after the Closing or that such supplier intends to terminate or materially modify existing Transferred Contracts with the Company or its Subsidiaries (or Purchaser).

(c) Except as set forth in Section 3.20(c) of the Disclosure Schedule, since January 1, 2014, the products and services of the Business have not been the subject of any epidemic failure replacement, field fix, retrofit, modification or recall campaign costing in excess of $5,000,000 in the aggregate (an “Epidemic Failure”), and, to the Knowledge of the Company, no facts or conditions exist that are reasonably expected to result in any such Epidemic Failure.

3.21 Exclusivity of Representations. The representations and warranties made by Seller in this Article III are the exclusive representations and warranties made by Seller with respect to the Transferred Subsidiaries, Seller, the Company and any of their respective Affiliates, the Business, the Purchased Assets and the Assumed Liabilities. Seller hereby disclaims any other express or implied representations or warranties with respect to the Transferred Subsidiaries, Seller, the Company or any of their respective Affiliates, the Business, the Purchased Assets or the Assumed Liabilities. Except for the representations and warranties expressly made by Seller in Article III, neither Seller nor any other Person makes any representation or warranty with respect to (a) the physical condition or usefulness for a particular purpose of the real or tangible personal property included in the Purchased Assets, (b) the use of the Purchased Assets or the Transferred Subsidiaries or the operation of the Business by Purchaser or its Affiliates after the Closing, (c) the probable success or profitability of the Business after the Closing or (d) any documentation, forecasts, budgets, projections, estimates or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such documentation, forecasts, budgets, projections, estimates or other information) provided by Seller, the Company or any Affiliate or Representative of Seller or the Company, including in any “data rooms” or management presentations. EXCEPT AS SET FORTH EXPRESSLY IN THIS AGREEMENT, THE CONDITION OF THE BUSINESS, THE PURCHASED ASSETS AND THE ASSUMED LIABILITIES SHALL BE “AS IS,” “WHERE IS” AND “WITH ALL FAULTS.” ANY DUE DILIGENCE MATERIALS MADE AVAILABLE TO PURCHASER OR ITS AFFILIATES OR THEIR RESPECTIVE REPRESENTATIVES, DO NOT, DIRECTLY OR INDIRECTLY, AND SHALL NOT BE DEEMED TO, DIRECTLY OR INDIRECTLY, CONTAIN REPRESENTATIONS OR WARRANTIES OF SELLER OR ANY OF ITS AFFILIATES.

ARTICLE IV

REPRESENTATIONS OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

4.1 Corporate Existence. Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

4.2 Corporate Authority. This Agreement and the other Transaction Documents to which Purchaser is a party, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by Purchaser by all requisite corporate action, and no other proceedings on the part of Purchaser are necessary for Purchaser to authorize the execution or delivery of this Agreement or any of the other Transaction Documents or to perform any of its obligations hereunder or thereunder. Purchaser has full power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder. This Agreement has been duly executed and delivered by Purchaser, and the other Transaction Documents will be duly executed and delivered by Purchaser or a Purchaser Designee, as applicable. This Agreement constitutes, and the other Transaction Documents when so executed and delivered will constitute, valid and legally binding obligations of Purchaser and/or a Purchaser Designee, enforceable against it in accordance with their terms except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law).

4.3 Governmental Authorization. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser and the Purchaser Designees of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act and any Competition Laws listed in Section 3.3 of the Disclosure Schedule, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, (c) compliance with any applicable requirements of NASDAQ, (d) actions or filings as may be advisable to, or as may be required from, CFIUS in order to obtain CFIUS Clearance and (e) any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

4.4 Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, there is no Proceeding or, to the knowledge of Purchaser, investigation, pending against, or, to the knowledge of Purchaser, threatened by or against, Purchaser, any of its Subsidiaries, or to the knowledge of Purchaser, any present or former officer, director or employee of Purchaser or any of its Subsidiaries which would, if adversely determined, reasonably be expected to prevent or materially delay the performance by Purchaser or its Purchaser Designees of their obligations under this Agreement or the consummation of transactions contemplated hereby.

4.5 Non-contravention. The execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby by Purchaser do not and will not, assuming the authorizations, consents and approvals referred to in clauses (a) through (d) of Section 4.3 are obtained, (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Purchaser, (b) contravene, conflict with or result in a violation or breach of any provision of any Law or Order or (c) require any consent or other action by any Person under, constitute a default or a violation, or an event that, with or without notice or lapse of time or both, would constitute a default or a violation, under or of, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Purchaser is entitled under, any provision of any material Contract to which Purchaser is bound or any franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, Purchaser, except, in the case of clauses (b) and (c), which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.6 Financial Capacity. As of the date hereof and at all times prior to the Closing, Purchaser has and will have cash on hand and access to available borrowing facilities, and, as of the Closing, Purchaser will have cash on hand, sufficient for the satisfaction of all of its obligations under this Agreement, including the payment of the Purchase Price, and the payment of all related fees and expenses and any other amounts required to be paid by Purchaser in connection with the consummation of the transactions contemplated by this Agreement. Purchaser’s obligations hereunder are not subject to a condition regarding Purchaser’s obtaining of funds to consummate the transactions contemplated by this Agreement.

4.7 Securities Act. Purchaser or a Purchaser Designee is acquiring the Purchased Ruckus Interests solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof. Purchaser acknowledges that the Purchased Ruckus Interests are not registered under the Securities Act, any applicable state securities Laws or any applicable foreign securities Laws, and that such Purchased Ruckus Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act or applicable foreign securities Laws or pursuant to an applicable exemption therefrom and pursuant to applicable state securities Laws. Purchaser (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Purchased Ruckus Interests and is capable of bearing the economic risks of such investment.

4.8 Finders; Brokers. Except for LionTree Advisors LLC, neither of Purchaser nor any of its Subsidiaries has employed any finder or broker in connection with this Agreement that would have a valid claim for a fee or commission from Purchaser or any of its Subsidiaries in connection with the negotiation, execution or delivery of this Agreement or any of the other Transaction Documents or the consummation of any of the transactions contemplated hereby or thereby.

4.9 No Additional Representations. Except for the representations and warranties expressly made by Seller in Article III, Purchaser acknowledges and agrees that neither Seller nor any other Person makes any express or implied representation or warranty, including with respect to the Transferred Subsidiaries, Seller, the Company and any of their respective

Affiliates, the Business, the Purchased Assets and the Assumed Liabilities, and Purchaser hereby disclaims and acknowledges and agrees that Purchaser is not relying upon any other representation or warranty or any information provided by Seller, the Company or any Affiliate or Representative of Seller or the Company. Specifically (but without limiting the foregoing), Purchaser acknowledges and agrees that, except for the representations and warranties expressly made by Seller in Article III, neither Seller nor any other Person makes any representation or warranty with respect to (a) the physical condition or usefulness for a particular purpose of the real or tangible personal property included in the Purchased Assets, (b) the use of the Purchased Assets or the Transferred Subsidiaries or the operation of the Business by Purchaser or its Affiliates after the Closing, (c) the probable success or profitability of the Business after the Closing or (d) any documentation, forecasts, budgets, projections, estimates or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such documentation, forecasts, budgets, projections, estimates or other information) provided by Seller, the Company or any Affiliate or Representative of Seller or the Company, including in any “data rooms” or management presentations. EXCEPT AS SET FORTH EXPRESSLY IN THIS AGREEMENT, THE CONDITION OF THE BUSINESS, THE PURCHASED ASSETS AND THE ASSUMED LIABILITIES SHALL BE “AS IS,” “WHERE IS” AND “WITH ALL FAULTS.” PURCHASER ACKNOWLEDGES AND AGREES THAT ANY DUE DILIGENCE MATERIALS MADE AVAILABLE TO PURCHASER OR ITS AFFILIATES OR THEIR RESPECTIVE REPRESENTATIVES, DO NOT, DIRECTLY OR INDIRECTLY, AND SHALL NOT BE DEEMED TO, DIRECTLY OR INDIRECTLY, CONTAIN REPRESENTATIONS OR WARRANTIES OF SELLER OR ANY OF ITS AFFILIATES.

ARTICLE V

AGREEMENTS OF PURCHASER AND SELLER

5.1 Operation of the Business. Purchaser hereby acknowledges that Seller does not have the right, directly or indirectly, to control or direct the operations of the Company or its Subsidiaries prior to the Merger Effective Time, subject to the Company’s obligation to obtain Seller’s written consent (not to be unreasonably withheld, conditioned or delayed) prior to taking certain actions as expressly set forth in Section 6.01(a) through Section 6.01(s) of the Merger Agreement (such actions, the “Restricted Actions”). From the date of this Agreement until the earlier of the Merger Effective Time or the termination of this Agreement in accordance with Section 7.1 hereof, Seller shall use commercially reasonable efforts to enforce its rights with respect to the Restricted Actions, and, in the event that the Company requests Seller’s consent to the taking of any Restricted Action that is primarily related to the Business, Seller shall provide prompt notice of such request to Purchaser and Seller shall not provide the Company with Seller’s consent to the taking of such Restricted Action (to the extent primarily relating to the Business) unless Seller has received Purchaser’s written consent (not to be unreasonably withheld, conditioned or delayed) to the taking of such Restricted Action or Seller’s failure to provide the Company with such consent would be deemed to be an unreasonable withholding, conditioning or delaying of such consent pursuant to the Merger Agreement. From the Merger Effective Time until the earlier of the Closing Date or the termination of this Agreement in accordance with Section 7.1 hereof, except as expressly contemplated by this Agreement, Seller shall, in each case, to the extent relating to the Business, cause the Company and its Subsidiaries to conduct the Business in the ordinary course consistent with past practice and use commercially reasonable efforts, to maintain and preserve intact the Business and to maintain the ordinary and customary relationships of the Business with its suppliers, lessors, licensees, customers and others having business relationships with them with a view toward preserving for Purchaser after the Closing Date the Purchased Assets (it being understood that nothing in this Section 5.1 shall in any way limit Seller’s or its Subsidiaries’ operation of the Retained Business). Without limiting the generality of the foregoing, subject to (i) applicable Law, except as expressly contemplated by this Agreement, (ii) as set forth on Section 5.1 of the Disclosure Schedule, or (iii) pursuant to the written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), from and after the Merger Effective Time until the earlier of the Closing or the termination of this Agreement in accordance with Section 7.1 hereof, Seller shall cause the Company and its Subsidiaries not to take any of the following actions with respect to the Business, any of the Transferred Subsidiaries or the Purchased Assets:

(a) transfer, sell, lease, license or otherwise convey or dispose of, or suffer to exist any Lien (other than Permitted Liens) on, any material asset, property or right of the Business, other than (i) sales of Inventory in the ordinary course of business, (ii) non-exclusive licenses in the ordinary course of business consistent with past practice of less than $2,000,000 individually, (iii) non-exclusive licenses of assets, properties and rights that are not Purchased Assets or assets, properties or rights of the Transferred Subsidiaries, and (iv) licenses to any Intellectual Property Rights required by any Standards Body of which the Company or any of its Subsidiaries is a member; provided, that in no event shall the Company or any of its Subsidiaries grant exclusive licenses of any Intellectual Property Rights material to the operation or conduct of the Business without Purchaser’s prior written consent;

(b) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any securities of any Transferred Subsidiary;

(c) issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, the capital stock or any other equity interest of any Transferred Subsidiary or any securities convertible into, exercisable or exchangeable for, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating any of them to issue or purchase any such shares or other equity interests or other convertible securities to any Person other than Seller;

(d) incur any capital expenditures involving aggregate amounts in excess of $2,500,000;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any businesses, divisions of businesses or material portion of assets thereof, other than the acquisition of properties or assets of any Transferred Subsidiary by any other Transferred Subsidiary;

(f) make any loans, advances or capital contributions to, or investments in, any Person in an amount in excess of $1,000,000, other a loan, advance or capital contribution to, or investment in, a Transferred Subsidiary from another Transferred Subsidiary;

(g) except as required by applicable Law or pursuant to a Contract in effect as of the date hereof, (i) terminate or modify the terms and conditions of employment of any Business Employee or modify the salaries, wage rates, other compensation of any Business Employee or (ii) amend, modify or terminate any Transferred Benefit Plan or commit or obligate the Company, any Subsidiary of the Company or Purchaser or its Affiliates to amend, modify or terminate any Transferred Benefit Plan;

(h) enter into any Contract outside of the ordinary course of business that would be a Company Material Contract if entered into on or prior to the date hereof, or terminate (other than by expiration), relinquish, or amend or modify any material term (other than by automatic extension or renewal if deemed an amendment or modification of any such Contract) in any material respect of any Company Material Contract;

(i) fail to maintain, or allow to lapse, or abandon, including by failure to pay the required fees in any jurisdiction, any Transferred Business Registered IP;

(j) except as required by Law or GAAP, (i) make, rescind or change any material Tax election, file any material amended Tax Return, enter into any pre-filing agreement, advanced pricing agreement, or closing agreement relating to Taxes as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law), settle any material Tax claim relating to a Transferred Subsidiary or otherwise solely with respect to the Purchased Assets, knowingly surrender the right to claim any material refund of Taxes, change any method of Tax accounting used by the Transferred Subsidiaries, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement (other than pursuant to a Commercial Tax Agreement) or (ii) change any method of financial accounting or financial accounting practice used by the Transferred Subsidiaries; provided, however, that nothing in this clause (j) will restrict Seller, the Asset Sellers or any of their respective Affiliates (other than the Transferred Subsidiaries) from taking any action in connection with their own Taxes or the Taxes of any consolidated, combined, unitary or other Tax group that includes both (A) the Transferred Subsidiaries and (B) Seller, the Asset Sellers and their respective Affiliates (other than the Transferred Subsidiaries), as long as such actions are not taken solely with respect to a Transferred Subsidiary included in such consolidated, combined, unitary or other Tax group;

(k) institute, settle or offer or agree to settle any Proceeding relating to or affecting the Business, the Purchased Assets or Assumed Liabilities before any court or other Governmental Authority (other than settlements of Proceedings (i) involving solely the payment of money damages and (ii) not involving an admission of liability);

(l) permit any Transferred Subsidiaries to form or acquire any Subsidiaries;

(m) permit any Transferred Subsidiaries to (i) adopt a plan of complete or partial liquidation or dissolution, or (ii) consummate any merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

(n) amend or change the organizational documents of any Transferred Subsidiary except in order to change the name of any such Transferred Subsidiary to exclude “Brocade”;

(o) amend, change, settle, transfer, or otherwise modify that certain Promissory Note, dated as of May 1, 2016, issued by Ruckus Wireless Technology, Ltd., a company limited by shares organized under the laws of the Cayman Islands, to Ruckus; or

(p) agree, resolve or commit to do any of the foregoing.

From the Merger Effective Time until the earlier of the Closing Date or the termination of this Agreement in accordance with Section 7.1 hereof, Seller shall not, and shall cause each of its Affiliates not to, issue, deliver or sell, or authorize the issuance, delivery or sale of, any Ultimate Parent Option or Ultimate Parent RSU Award to any Business Employee.

5.2 Investigation of Business; Confidentiality.

(a) Subject to applicable Law, from the date of this Agreement until the earlier of the Merger Effective Time or the termination of this Agreement in accordance with Section 7.1 hereof, to the extent reasonably requested by Purchaser, Seller shall request that the Company permit Purchaser to conduct (and cooperate with Purchaser’s) customary due diligence investigations with respect to the Business and furnish information regarding the Business to Purchaser, subject in all cases to the limitations and terms and conditions of Section 6.08 of the Merger Agreement applicable to such due diligence investigations and the provision of such information. To the extent that Seller makes a request to the Company pursuant to this Section 5.2(a) and uses commercially reasonable efforts to enforce its rights under the Merger Agreement, in no event shall the Company’s failure to comply with such request be deemed to be a breach of Seller’s obligations under this Agreement.

(b) Subject to applicable Law, from the Merger Effective Time until the earlier of the Closing or the termination of this Agreement in accordance with Section 7.1, Seller shall, and shall cause its Subsidiaries to, permit Purchaser and its Representatives to have reasonable access during normal business hours to the properties, books, records, Contracts and such financial information (including working papers) and operating data of the Business and the Business Employees as Purchaser may reasonably request to review information and documentation, and the opportunity to ask questions relative to the properties, books, contracts, commitments and other records of the Business and to conduct any other reasonable investigations; provided, that such investigation shall only be upon reasonable notice and shall not unreasonably disrupt the personnel and operations of Seller, the Company and their respective Subsidiaries. All requests for access to the offices, properties, books and records of the Business shall be made to such Representatives of Seller as Seller shall designate, who shall be solely responsible for coordinating all such requests and all access permitted hereunder. It is further agreed that neither Purchaser nor any of its Affiliates or Representatives shall contact any of the employees, customers (including dealers and distributors), suppliers or joint venture partners of Seller, the Company or any of their Subsidiaries regarding the transactions contemplated hereby, whether in person or by telephone, electronic or other mail or other means of communication, without the specific prior authorization of such Representatives of Seller. Notwithstanding the foregoing, neither Seller nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would waive the attorney-client privilege or contravene any Law or Contract to which Seller or any of its Subsidiaries is a party. The Parties shall use commercially reasonable efforts to make appropriate substitute disclosure arrangements under the circumstances in which the restrictions of the preceding sentence apply.

(c) The Parties expressly acknowledge and agree that this Agreement and its terms and all information, whether written or oral, furnished by either Party to the other Party or any Subsidiary or representative of such other Party in connection with this Agreement shall be treated as “Evaluation Material” under the Confidentiality Agreement. The Parties acknowledge and agree that effective upon the Closing, the Confidentiality Agreement shall terminate and be of no further force and effect.

5.3 Necessary Efforts.

(a) Each of Seller and Purchaser shall use reasonable best efforts to: (i) take, or cause to be taken, all appropriate actions and do, or cause to be done, and to assist and cooperate with the other parties hereto and their respective Affiliates in doing all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable; (ii) obtain from any Governmental Authority any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Seller or Purchaser or any of their respective Subsidiaries, or to avoid any Proceeding by any Governmental Authority, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein; and (iii) as promptly as reasonably practicable (and in any event within 20 Business Days after the date hereof with respect to the HSR Act), make all necessary registrations, declarations, submissions and filings, and thereafter make any other required registrations, declarations, submissions and filings, and pay any fees due in connection therewith, with respect to this Agreement and the transactions contemplated by this Agreement required under the Exchange Act, any other applicable federal or state securities laws, the HSR Act, any applicable Competition Laws, and any other applicable Law; provided, that the Parties shall cooperate with each other in connection with (x) determining whether any action by or in respect of, or filing with, any Governmental Authority is required, in connection with the consummation of the transactions contemplated by this Agreement and (y) seeking any such actions, consents, approvals or waivers or making any such filings. The Parties shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. As promptly as practicable after the execution of this Agreement, the Parties shall prepare, prefile, and then and as promptly as practicable thereafter, but in no event earlier than five Business Days thereafter, file with CFIUS a joint voluntary notice pursuant to Exon-Florio with respect to the transactions contemplated by this Agreement. Each Party shall provide CFIUS with any additional or supplemental information requested by CFIUS or its member agencies during the Exon-Florio review process as promptly as practicable, and in all cases within the amount of time allowed by CFIUS. Subject to applicable Law, the Parties will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party relating to proceedings under Exon-Florio. The Parties, in cooperation with each other, shall use their respective reasonable best efforts to finally and successfully obtain the CFIUS Clearance as promptly as practicable. Notwithstanding anything to the contrary herein, nothing in this Section 5.3(a) shall require or obligate (i) Seller or any of its Affiliates to take any action pursuant to the Merger Agreement or with respect to or in connection with the transactions contemplated thereby, (ii) either Party to perform, satisfy or discharge any obligations of any other Party under this Agreement or otherwise or (iii) Seller or any of its Affiliates to expend any money other than for filing fees or expenses or reasonable and customary costs or expenses or agree to any restriction in order to obtain any consents.

(b) In connection with the efforts referenced in Section 5.3(a), the Parties shall, and shall cause their respective Subsidiaries to, cooperate and use their reasonable best efforts and take all actions necessary to (i) respond as promptly as practicable to any requests for information from any Governmental Authority, and to avoid and/or overcome any action, including any legislative, administrative or judicial action, and (ii) have vacated, lifted, reversed or overturned any judgment, injunction or other Order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits, or could restrict, prevent or prohibit, the consummation of the transactions contemplated by this Agreement; provided, however, that in no event shall Seller or any of its Subsidiaries be required or expected to retain any of the Purchased Assets or any assets of the Transferred Subsidiaries (including assets that would be Purchased Assets but for the inability to obtain a consent) in order to comply with its obligations in respect of the foregoing. Each Party shall furnish to the other such necessary information and assistance as the other Party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any Governmental Authority. Except as prohibited or restricted by Law or any Competition Laws, each Party or its attorneys shall provide the other Party or its attorneys with copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof) which are made after the filing of the Hart Scott Rodino Notification and Report Form between such Party or its representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby, subject to redaction or other similar approach (including sharing on an outside counsel only basis) as reasonably necessary of documents filed pursuant to Item 4(c) of the Hart Scott Rodino Notification and Report Form. Without in any way limiting the foregoing, the Parties shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party in connection with Proceedings under or relating to the HSR Act or any other Competition Law. In addition, except as may be prohibited by any Governmental Authority or by applicable Law, in connection with any request, inquiry, investigation, action or legal proceeding by or before any Governmental Authority with respect to the transactions contemplated by this Agreement, each Party will permit authorized Representatives of the other Party to be present at each meeting, conference or telephone call relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion, proposal or other communication made or submitted to any Governmental Authority in connection with such request, inquiry, investigation, action or legal proceeding.

(c) Notwithstanding anything to the contrary in this Agreement, in connection with the receipt of any necessary approvals or clearances of a Governmental Authority in respect of the transactions contemplated by this Agreement, neither Seller nor Purchaser (nor any of their respective Subsidiaries or Affiliates) shall be required to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their businesses in a specified manner, or enter into or agree to enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or similar agreement or arrangement with respect to the assets, operations or conduct of their business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of Purchaser, the Company, Seller or their respective Subsidiaries or Affiliates; provided, however, that, Purchaser agrees that if necessary to receive (i) the necessary approvals or clearances of a Governmental Authority required under the HSR Act or any applicable Competition Laws, Purchaser will (and will cause its Affiliates, including the Transferred Subsidiaries, to) take, commit to take or cause to be taken, such actions that would not reduce the reasonably anticipated benefits to Purchaser of the transactions contemplated by this Agreement in an amount that is financially material relative to the value of the Purchased Assets and the Transferred Subsidiaries, taken as a whole, and (ii) CFIUS Clearance or the necessary approvals or clearances of the Defense Security Service or other U.S. national security agencies, Purchaser will (and will cause its Affiliates, including the Transferred Subsidiaries, to) enter into or agree to enter into a voting trust, proxy, special security, “hold separate” or similar agreement or arrangement, in each case, that is customary in form and substance, with respect to the Purchased Assets or the assets, operations or conduct of the business of the Transferred Subsidiaries, so long as the assets subject to such agreement or arrangement account for less than $35,000,000 in annual aggregate revenue (measured by the fiscal year 2016 revenue of the Business).

5.4 Public Disclosures. Unless otherwise required by Law, the rules and regulations of any stock exchange or quotation services on which such Party’s stock is traded or quoted, prior to the Closing Date, no news release or other public announcement pertaining to the transactions contemplated by this Agreement will be made by or on behalf of either Party or its Subsidiaries without the prior written approval of the other Party (which approval shall not be unreasonably withheld, conditioned or delayed). If in the judgment of either Party such a news release or public announcement is required by Law or the rules or regulations of any stock exchange on which such Party’s stock is traded, the Party intending to make such release or announcement shall use commercially reasonable efforts to provide prior written notice to the other Party of the contents of such release or announcement and to allow the other Party reasonable time to comment on such release or announcement in advance of such issuance.

5.5 Access to Records and Personnel.

(a) From and after the Closing until the third anniversary of the Closing, each Party shall provide, or cause to be provided, to each other, as soon as reasonably practicable after written request therefor and at the requesting Party’s sole expense, reasonable access (including using commercially reasonable efforts to give access to Third Parties possessing information), during normal business hours, to the other Party’s Representatives and to any books, records, documents, files and correspondence in the possession or under the control of the other Party that the requesting Party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities Laws) by a Governmental Authority having jurisdiction over the requesting Party in connection with the transactions contemplated hereby, (ii) for use in any other judicial, regulatory, administrative or other Proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation or other similar requirements arising from the transactions contemplated by this Agreement, (iii) for use in any Proceeding relating to the infringement of the Intellectual Property Rights of another Person, or (iv) to comply with its obligations under this Agreement; provided, however, that no Party shall be required to provide access to or disclose information where such access or disclosure (y) is related to any claim for indemnification pursuant to Article VIII or any other claim against a Party or such Party’s Affiliates or (z) would violate any Law or agreement, or waive any attorney-client or other similar privilege, and each Party may redact information regarding itself or its Affiliates or otherwise not relating to the other Party and its Affiliates, and, in the event such provision of information could reasonably be expected to violate any Law or agreement or waive any attorney-client or other similar privilege, the Parties shall take all commercially reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence.

(b) Except as otherwise provided in this Agreement, any information owned by a Party that is provided to a requesting Party or its Representatives pursuant to this Section 5.5 shall be deemed to remain the property of the providing Party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

(c) No Party shall have any liability to any other Party in the event that any information exchanged or provided pursuant to this Section 5.5 is found to be inaccurate.

(d) From and after the Closing until the fifth anniversary thereof, unless otherwise required by Law or the rules and regulations of any stock exchange or quotation services on which such Party’s stock is traded or quoted, each Party shall hold confidentially, and shall cause its Affiliates and Representatives to hold confidentially, all information furnished or made available by a Party (the “Provider”) to the other Party (the “Receiver”) or its Representatives pursuant to this Section 5.5 and the terms of this Agreement and the other Transaction Documents and Seller shall hold confidential, and shall cause its Affiliates and Representatives to hold confidential all information regarding the Business (all such information being referred to as “Confidential Information”). The Parties shall, and shall cause their Representatives to, use the Confidential Information only in connection with the performance of this Agreement or as otherwise contemplated hereby. “Confidential Information” furnished or made available pursuant to this Section 5.5 shall not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by the Receiver or its Representatives in violation of this Agreement; (ii) becomes available to the Receiver or its Representatives on a nonconfidential basis from a Person other than the Provider or its Affiliates or Representatives who is not known by the Receiver to be bound by a confidentiality agreement with the Provider or any of its Affiliates or Representatives, or is not known by the Receiver to be under an obligation to the Provider or any of its Affiliates or Representatives not to transmit the information to the Receiver; (iii) was in the possession of the Receiver prior to disclosure by the Provider or its Representatives (provided, that any information regarding the Business in the possession of Seller or its Affiliates prior to the Closing Date or provided to Seller or its Affiliates pursuant to, or maintained by Seller or its Affiliates under, the Transition Services Agreement shall not be subject to this provision); or (iv) is developed by the Receiver independent of any Confidential Information provided hereunder (provided, that any information regarding the Business in the possession of Seller or its Affiliates prior to the Closing Date or provided to Seller or its Affiliates pursuant to, or maintained by Seller or its Affiliates under, the

Transition Services Agreement shall not be subject to this provision). Nothing in this Section 5.5 shall affect Purchaser’s rights in the Purchased Assets following the Closing. In the event that the Receiver or any of its Representatives are required by Law or the rules and regulations of any stock exchange or quotation services on which such Party’s stock is traded or quoted to disclose any Confidential Information, the Receiver shall provide the Provider with prompt notice of such request or requirement in order to enable the Provider to: (i) seek an appropriate protective order or other remedy; (ii) consult with the Receiver with respect to the Provider’s taking steps to resist or narrow the scope of such request or legal process; or (iii) waive compliance, in whole or in part, with the terms of this Section 5.5(d). In the event that such protective order or other remedy is not obtained, or the Provider waives compliance, in whole or in part, with the terms of this Section 5.5(d), the Receiver or its Representative, as the case may be, shall use commercially reasonable efforts to disclose only that portion of the Confidential Information that the Receiver is advised in writing by its legal counsel is legally required to be disclosed and to ensure that all Confidential Information that is so disclosed will be accorded confidential treatment.

(e) Nothing in this Section 5.5 shall require either Party to violate any agreement with any Third Parties regarding the confidentiality of confidential and proprietary information or of customer information; provided, however, that in the event that either Party is required under this Section 5.5 to disclose any such information, that Party shall provide notice of the basis for any such potential violation and use commercially reasonable efforts to seek to obtain such Third Party’s consent to the disclosure of such information and implement requisite procedures to enable the disclosure of such information.

5.6 Ultimate Parent Options and Ultimate Parent RSU Awards.

(a) Seller shall cause each outstanding and unvested Ultimate Parent Option held by a Transferred Employee as of immediately prior to the Closing to be vested in full and cancelled immediately prior the Closing, and Seller shall pay (or cause to be paid to) such Transferred Employee an amount in cash equal to the product obtained by multiplying (i) the aggregate number of Ultimate Parent Ordinary Shares that were issuable upon exercise of such Ultimate Parent Option as of immediately prior to the Closing and (ii) the amount, if any, by which (A) the Applicable Award Cash Out Price for such Ultimate Parent Option exceeds (B) the exercise price per Ultimate Parent Ordinary Share at which such Ultimate Parent Option was exercisable immediately prior to the Closing, without interest and subject to applicable tax withholdings. Seller shall cause such payments to be made through the payroll systems of Seller or its Subsidiaries; provided, however, to the extent that such payments are made through the payroll systems of any Transferred Subsidiary, such payments (and any related withholding payments) shall be made prior to the Closing.

(b) Seller shall cause each outstanding and unvested Ultimate Parent RSU Award held by a Transferred Employee as of immediately prior to the Closing to be vested in full and cancelled immediately prior the Closing, and Seller shall pay (or cause to be paid to) such Transferred Employee an amount in cash equal to the product obtained by multiplying (i) the aggregate number of Ultimate Parent Ordinary Shares that were issuable with regard to the related Ultimate Parent RSU Award as of immediately prior to the Closing and (ii) the Applicable Award Cash Out Price for such Ultimate Parent RSU Award, without interest and subject to applicable tax withholdings. Seller shall cause such payments to be made through the payroll systems of Seller or its Subsidiaries; provided, however, to the extent that such payments are made through the payroll systems of any Transferred Subsidiary, such payments (and any related withholding payments) shall be made prior to the Closing.

(c) As soon as reasonably practicable and prior to the Closing Date, Seller shall, and shall cause its Affiliates to, adopt such resolutions and take such other action as may be reasonably necessary to effectuate the provisions of this Section 5.6 (including using reasonable best efforts to request the consent of each holder of Ultimate Parent Options and Ultimate Parent RSU Awards that may be necessary so that the Applicable Award Cash Out Price for such Ultimate Parent Options and Ultimate Parent RSU Awards will equal the Merger Exchange Price).

(d) The Closing Date Payment shall be increased by an amount (such amount, the “Aggregate Award Cash Out Amount”) equal to (i) the aggregate amount of the total payments required to be made (or caused to be made) by Seller or its Affiliates pursuant to this Section 5.6 (including the employer portion of any payroll withholding or similar Taxes in connection therewith), minus (ii) any cash Tax savings or refunds that are actually realized by Seller or any of its Affiliates in the Tax year of such payments or are reasonably anticipated to be realized in the two immediately succeeding Tax years, and any amounts reasonably anticipated to be credited against cash Taxes payable of Seller or any of its Affiliates in the Tax year of such payments or the two immediately succeeding Tax years.

5.7 Employee Relations and Benefits.

(a) Except as otherwise provided with respect to (i) those Transferred Subsidiary Employees whose employment will continue after the Closing Date as described in Section 5.7(l) and (ii) Non-U.S. Employees whose employment will continue after the Closing Date as described in Section 5.7(j), Purchaser shall offer employment within 15 days prior to the Closing Date to each Business Employee to be effective on the Closing Date (except for those Business Employees on vacation or other approved leave of absence as of the Closing Date, which offer is to be effective on their return to employment), each such offer to be, for at least 12 months after the Closing Date (subject to the penultimate sentence of this Section 5.7(a)), at (A) the same general location as in effect immediately prior to the Closing and the same or superior base salary or base wage rate as in effect immediately prior to the Closing, and (B) cash bonus opportunities no less favorable in the aggregate as those provided to such employees by Seller or its Subsidiaries immediately prior to the Closing (unless otherwise required by local Law, in which case such offer shall comply with local Law). Those Business Employees who accept the offer of employment from Purchaser or one of its Subsidiaries and who commence employment with Purchaser or one of its Subsidiaries immediately after the Closing Date (or, for those on vacation or other approved leave of absence with a legal right to return to employment, immediately after expiration of their leave), as well as any Transferred Subsidiary Employees whose employment will continue after the Closing Date as described in Section 5.7(l) and any Non-U.S. Employees whose employment will continue after the Closing Date as described in Section 5.7(j) shall be referred to herein as “Transferred Employees.” Nothing herein shall limit Purchaser’s ability to terminate the employment of any Transferred Employee employed by Purchaser or the Transferred Subsidiaries after the Closing. If any Transferred Employee requires a work visa or permit or an employment pass or other approval for his or her employment to continue with Purchaser or one of its Affiliates as of or after the Closing Date, Purchaser shall, or shall cause one of its Affiliates to, use commercially reasonable efforts to secure prior to the Closing Date the necessary visa, permit, pass or other approval in a timely manner consistent with the terms of this Section 5.7, if and only if Seller provides in advance of Closing and in a timely manner (and no less than 30 days before Closing) all information as is necessary to secure such necessary visa, permit, pass or other approval in a timely manner, and Purchaser shall be solely responsible for any expenses related thereto.

(b) Seller shall not, and shall cause its Subsidiaries and Affiliates not to, engage in any activity intended to discourage any Business Employee from accepting an offer of employment from Purchaser and/or one of its Affiliates, and Seller shall not, and shall cause its Subsidiaries and Affiliates not to, offer employment with any business of Seller or any of its Subsidiaries or Affiliates after the date hereof and prior to the Closing Date; provided, however, that Seller and its Subsidiaries shall be permitted to take any action (i) they are legally required to take in order to comply with local Laws or (ii) as mutually agreed by the Parties.

(c) Starting on the Closing Date and ending on the first anniversary of the Closing Date or any longer period as required under local employment Laws, each Transferred Employee who remains employed by Purchaser and/or one of its Subsidiaries shall be allowed to participate in employee benefit plans, agreements, programs, policies and arrangements of Purchaser and/or one of its Subsidiaries that provide 401(k), medical, dental, vision, long-term disability, long-term care, tuition assistance, business travel accident and employee recognition benefits (the “Purchaser Plans”) that are no less favorable than those provided to similarly situated employees of Purchaser and/or one of its Subsidiaries.

(d) Seller shall retain responsibility for and continue to pay all medical, life insurance, disability and other welfare plan expenses and benefits for each Business Employee with respect to claims incurred by such Business Employees or their covered dependents prior to the Closing Date (and, for those Business Employees who are not employed by a Transferred Subsidiary but are on an approved leave of absence as of the Closing Date, prior to their return to employment). Expenses and benefits with respect to claims incurred by Transferred Employees or their covered dependents under Purchaser Plans or any Transferred Benefit Plan on or after the Closing Date shall be the responsibility of Purchaser. For purposes of this paragraph, a claim is deemed incurred: in the case of medical or dental benefits, when the services that are the subject of the claim are performed; in the case of life insurance, when the death occurs; in the case of disability benefits, when the disability occurs; in the case of workers compensation benefits, when the event giving rise to the benefits occurs; and otherwise, at the time the Transferred Employee or covered dependent becomes entitled to payment of a benefit (assuming that all procedural requirements are satisfied and claims applications properly and timely completed and submitted).

(e) With respect to any plan that is a group health plan maintained by Purchaser or its Subsidiaries and provided to Transferred Employees after the Closing, Purchaser shall, and Purchaser shall cause its Subsidiaries to, with respect to Transferred Employees, use commercially reasonable efforts to (i) cause to be waived any pre-existing condition and waiting periods, except to the extent such provisions were applicable under the similar Benefit Plan as of the Closing Date (or, for those Business Employees who are not employed by a Transferred Subsidiary but are on vacation or other approved leave of absence as of the Closing Date, on their return to employment) and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to amounts paid by such Transferred Employees during the plan year of the applicable group health plan sponsored by Seller or one of its Subsidiaries during which the Closing (or, for those Business Employees who are not employed by a Transferred Subsidiary but are on vacation or other approved leave of absence as of the Closing Date, their return to employment) occurs. Seller shall, or shall cause its Subsidiaries to, provide all necessary information on a timely basis that Purchaser and its Subsidiaries shall require to verify that such deductible and maximum out-of-pocket limitations have been paid by such Transferred Employees, and Purchaser’s and its Subsidiaries’ duties under this paragraph shall be contingent upon obtaining such information on a timely basis.

(f) For purposes of eligibility and vesting only, Transferred Employees shall be given credit for all service with Seller, any of its Subsidiaries, and any predecessor employer for which Seller credited service, under each plan of Purchaser or its Affiliates in which such Transferred Employees are eligible to participate (other than equity incentive plans or defined benefit plans) to the same extent as recognized under any comparable Benefit Plan.

(g) Except as required by applicable Law or as may be agreed to by Seller and Purchaser, as of the Closing Date (or, for those Business Employees on vacation or other approved leave of absence as of the Closing Date, as of the expiration of their leave), the Transferred Employees shall cease to accrue further benefits under the employee benefit plans and arrangements maintained by Seller and its Subsidiaries, except for the Transferred Benefit Plans, and shall commence participation in the Purchaser Plans to the extent permitted by, and in accordance with, the terms of such Purchaser Plans. Seller shall use commercially reasonable efforts to take all steps necessary to (i) permit such employees to take distributions of such balances from any 401(k) plan of Seller and to the extent permitted by Purchaser’s 401(k) plan, rollover such balances (including notes associated with plan loans) to Purchaser’s 401(k) plan, and (ii) following the Closing Date, prevent any Transferred Employee’s plan loans from going into default prior to such rollovers occurring unless such rollovers do not occur prior to the end of the calendar quarter following the calendar quarter in which the Closing Date (or, for those Business Employees on vacation or other approved leave of absence as of the Closing Date, the expiration of their leave) occurs. Purchaser shall use commercially reasonable efforts to permit each such Transferred Employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from a 401(k) plan of the Company or its Subsidiaries to roll such eligible rollover distribution, including, for a reasonable period of time following the Closing Date, any associated loans into an account under a 401(k) plan maintained by Purchaser or its Affiliates to the extent permitted by Purchaser’s 401(k) plan. Notwithstanding any other provision of this Section 5.7(g), neither Purchaser nor its Affiliates shall be obligated to comply with the provisions hereof if Purchaser and/or its Affiliates reasonably determine that compliance with the provisions of this Section 5.7(g) would negatively impact the tax-qualified status of Purchaser’s 401(k) Plan.

(h) With respect to (i) any accrued but unused vacation, sick and paid time off of Transferred Employees and (ii) any gratuity payments required to made to Transferred Employees in India pursuant to the Payment of Gratuity Act, 1972, as amended, as of the Closing Date (or, for those Business Employees on vacation or other approved leave of absence as of the Closing Date, the expiration of their leave) to which any Transferred Employee is entitled pursuant to the policy of the Company or its Subsidiaries immediately prior to the Closing (or, for those Business Employees on vacation or other approved leave of absence as of the Closing Date, their return to employment), to the extent permitted by applicable Law, Seller shall, or shall cause its Subsidiaries to, pay each Transferred Employee in full for such accrued but unused vacation, sick and paid time off and any gratuity payments within 30 days after the Closing (or, for those Business Employees on vacation or other approved leave of absence as of the Closing Date, 30 days after the expiration of their leave). Closing Net Working Capital shall be decreased by the aggregate amount of any accrued but unused vacation, sick and paid time off and any gratuity payments to which any Transferred Employee is entitled pursuant to the policy of the Company or its Subsidiaries immediately prior to the Closing (or, for those Business Employees on vacation or other approved leave of absence as of the Closing Date, their return to employment) that cannot be paid in full within 30 days after the Closing (or, for those Business Employees on vacation or other approved leave of absence as of the Closing Date, 30 days after the expiration of their leave) in accordance with applicable Law (such aggregate amount, the “Aggregate Vacation Cash Out Liability”).

(i) Purchaser shall indemnify and hold harmless Seller and its Subsidiaries with respect to any liability under COBRA or similar applicable Laws in the United States arising from the actions (or inactions) of Purchaser or its Subsidiaries relating to Transferred Employees after the Closing Date. Seller shall retain, and indemnify and hold harmless Purchaser and its Affiliates for, all liabilities, including with respect to any “qualifying event” (as defined under COBRA) occurring on or before the Closing, and liabilities under similar applicable Laws incurred on or prior to the Closing Date or arising as a result of the transactions described herein, including without limitation with respect to all qualifying M&A Beneficiaries under COBRA relating to the Business.

(j) Seller and Purchaser acknowledge and agree that each contract of employment between a Transferred Subsidiary and a Non-U.S. Employee shall not terminate upon the Closing to the extent required to remain in effect under applicable Law, but rather shall continue in full force and effect after the Closing Date pursuant to applicable Laws and as described in Section 5.7(a), each such Non-U.S. Employee shall be considered a “Transferred Employee” hereunder.

(k) In the case of any Benefit Plan that is a Non-U.S. Benefit Plan, Seller or its Affiliates, as the case may be, shall take any necessary actions to cause, effective as of the Closing, any Non-U.S. Employees and former international employees of the Business (and their respective eligible dependents and beneficiaries) who are participating in any such Non-U.S. Benefit Plan to cease participation in such Non-U.S. Benefit Plan. Seller shall, and shall cause its Subsidiaries to, comply with all obligations under applicable Laws to inform or consult, whether individually or collectively, with Non-U.S. Employees (and obtain any required consent from any such Non-U.S. Employee) or employee representatives, unions, works councils or other employee representative bodies, if any, and shall provide such information to Purchaser as is required for Purchaser to comply with its obligations on a timely basis. Purchaser and its Affiliates shall assume and be solely responsible for, and shall indemnify and hold harmless, Seller and its Affiliates from and against, all obligations, Liabilities, costs and commitments in respect of (i) claims made by any Transferred Employee for (A) any statutory, contractual or common law severance, termination pay or separation benefits (including the employer portion of any employment taxes, together with any compensation payable during any mandatory termination period related thereto) including, but not limited to, claims for wrongful dismissal, constructive dismissal, notice of termination of employment, pay in lieu of notice or termination, termination indemnities or other indemnities, (B) any damages arising from a breach of such Transferred Employee’s employment Contract and (C) any payments required to be made in respect of the termination of the Transferred Employee’s employment, in case of (A), (B) or (C) arising out of, relating to or in connection with the failure of Purchaser or one of its Affiliates to offer employment to any such Transferred Employee that complies with the terms of Section 5.7(a) and as required by applicable Law; (ii) the failure of Purchaser and/or any of its Affiliates to inform or consult any Business Employees, any Governmental Entity, or any employee representatives as required by applicable Law in connection with the foregoing; and (iii) amounts imposed by a Governmental Entity and/or under applicable Law arising out of any difference between the terms and conditions of employment applicable to a Transferred Employee immediately prior to the Closing Date and those applicable to that Transferred Employee on and after the Closing Date (but only to the extent the terms and conditions of employment applicable to a Transferred Employee prior to the Closing Date complied with applicable Law). Notwithstanding the foregoing, Seller shall be solely responsible for any and all Liabilities arising from or relating to the termination of employment by Seller or any of its Affiliates of any Business Employee, including any Non-U.S. Employee, who fails to accept the offer of employment by Purchaser or one of its Affiliates described in Section 5.7(a).

(l) Each Transferred Subsidiary Employee as of the Closing Date shall be employed by the applicable Transferred Subsidiary immediately following the Closing Date, and shall be provided with, for at least 12 months after the Closing Date (subject to the penultimate sentence of Section 5.7(a)), (i) the same general location of employment as in effect immediately prior to the Closing and the same or superior base salary or base wage rate as in effect immediately prior to the Closing, and (ii) cash bonus opportunities no less favorable in the aggregate as those provided to such employees by Seller or its Subsidiaries immediately prior to the Closing (unless otherwise required by local Law, in which case in compliance with local Law).

(m) Purchaser agrees that it will take, and will cause its Affiliates to take, all steps reasonably necessary to be in a position to employ (which shall include, but not be limited to, establishing the appropriate payroll systems, plans and insurance arrangements to provide the compensation and benefits described in this Section 5.7) as of the Closing Date all Transferred Employees (including those Transferred Employees who are Non-U.S. Employees) as of the Closing Date (or, as of immediately after the expiration of such leave and their return to employment, for those Business Employees who are not employed by a Transferred Subsidiary but are on an approved leave of absence as of the Closing Date) in compliance with applicable Law, any applicable Contractual requirements and the requirements of this Section 5.7. Purchaser and Seller agree to provide the other in a timely manner, whether before or after the Closing Date, with such information and, when appropriate, documentation, as such Party may reasonably request about the provisions of this Section 5.7 so that both Purchaser and Seller may fulfill their legal obligations hereunder, comply with its obligations under this Agreement and confirm compliance with their obligations under applicable Law. Subject to the requirements of applicable Law, the Parties will cooperate with respect to the transfer of employee data relating to the Business Employees as necessary to carry out their obligations set forth in this Section 5.7 no later than 45 days before the Closing. Seller will transfer to Purchaser such employee data relating to the Transferred Employees as required by Purchaser for purposes of this Section 5.7 at least 45 days before the Closing and as soon as administratively practicable following the Closing to the extent necessary for the operation of the Business; except that Seller shall not be required to create records that are not required by law or usually maintained in such circumstances.

(n) Seller shall be solely responsible for any compensation or other amounts payable to any Transferred Employee in respect of his or her employment by the Company or its Subsidiaries at any time prior to the Closing Date (excluding any Liabilities relating to any Transferred Benefit Plan that exist as of, or arise on or after, the Closing Date under such Transferred Benefit Plan other than any amounts with respect to which Seller specifically retains responsibility under this Section 5.7), including, without limitation, any payroll, bonuses, workers compensation or employee benefits (but excluding any amount payable under Section 5.7(h)), for any period relating to service with the Company or any of its Subsidiaries at any time prior to the Closing Date, and (i) Seller shall pay, or cause to be paid, all such unpaid amounts to which Transferred Employees who are not employed by a Transferred Subsidiary are entitled as of the Closing on or prior to the Closing Date (or, as of immediately after the expiration of such leave and their return to employment, for those Business Employees who are not employed by a Transferred Subsidiary but are on an approved leave of absence as of the Closing Date) and (ii) Closing Net Working Capital shall be decreased by the aggregate amount of all such unpaid amounts to which Transferred Employees who are employed by a Transferred Subsidiary are entitled as of the Closing (the “Aggregate Transferred Subsidiary Compensation Liability”).

(o) The Parties acknowledge and agree that all provisions contained in this Section 5.7 with respect to employees are included for the sole benefit of the respective Parties and shall not create any right in any other Person, including any employees, former employees, Transferred Employees, any participant in any Benefit Plan or any spouse, dependent or beneficiary thereof or any right to continued employment with Seller or Purchaser, nor require Purchaser or any Subsidiary of Purchaser to continue or amend any particular benefit plan on or after the Closing Date for Transferred Employees, and any such plan may be amended or terminated in accordance with its terms and applicable Law.

5.8 Tax Matters.

(a) Transfer Taxes. Transfer Taxes shall be borne one-half by Purchaser and one-half by Seller and the Asset Sellers, as applicable. For purposes of this Agreement, the term “Transfer Taxes” shall mean all transfer, filing, recordation, ad valorem, sales and use, bulk sales, stamp duties, GST, value added, excise, license or similar fees or Taxes attributable to the transactions occurring pursuant to this Agreement; provided, however, that any GST, value added taxes or similar taxes that are creditable or recoverable by Purchaser (or its assignees that acquire the Purchased Assets) shall be borne solely by Purchaser (or such assignees). Purchaser and Seller shall cooperate in timely making all filings, returns, reports and forms as may be required in connection with the payment of Transfer Taxes. Purchaser or Seller, as applicable, shall execute and deliver all instruments and certificates necessary to enable the other to comply with any filing requirements relating to any such Transfer Taxes. Purchaser and Seller shall take all action reasonably necessary to cause GST, value added taxes and similar taxes to be creditable or recoverable by Purchaser (or its assignees that acquire the Purchased Assets).

(b) Straddle Period Allocation. All Property Taxes levied solely with respect to the Purchased Assets for the Straddle Period shall be apportioned between Purchaser, on the one hand, and Seller (in the case of the Transferred Subsidiaries) or the applicable Asset Seller, on the other hand, based on the number of days of such Straddle Period included in the Pre-Closing Tax Period and the number of days of such Straddle Period included in the Post-Closing Tax Period. Seller and the Asset Sellers, as applicable, shall be liable for the proportionate amount of such Property Taxes that is attributable to the Pre-Closing Tax Period, and Purchaser shall be liable for the proportionate amount of such Property Taxes that is attributable to the Post-Closing Tax Period. Upon receipt of any bill for such Property Taxes, Purchaser or either Seller or an Asset Seller, as applicable, shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 5.8(b) together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the Party owing it to the other within ten days after delivery of such statement. In the event that Purchaser, Seller or an Asset Seller makes any payment for which it is entitled to reimbursement under this Section 5.8(b), the applicable Party shall make such reimbursement promptly but in no event later than ten days after the presentation of a statement setting forth the amount of reimbursement to which the presenting Party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement. With respect to the Transferred Subsidiaries, (i) in the case of Property Taxes that are payable for a Straddle Period, the portion of such Tax related to the portion of such Tax period ending on and including the Closing Date shall be deemed equal to the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any other Tax for a Straddle Period, the amount allocated to the portion of such Tax period ending on and including the Closing Date shall be deemed equal to the amount which would be payable if the relevant Tax period ended on and included the Closing Date. For the avoidance of doubt, responsibility for the Taxes attributable to the Pre-Closing Tax Period in the preceding sentence is governed by Section 5.8(f).

(c) Cooperation. From the date hereof until the expiration of the applicable statute of limitations in effect with respect to the Taxes arising from the Pre-Closing Tax Period, Purchaser and Seller agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to the Transferred Subsidiaries and the Purchased Assets as is reasonably necessary for the filing of all Tax Returns by Purchaser or Seller (including information necessary for making a determination required to be made under Section 7874 of the Code and the Regulations promulgated thereunder), the making of any election relating to Taxes, the preparation for, and the prosecution or defense of, any Proceeding relating to any Tax or Tax Return; provided that, prior to the Merger Effective Time, Seller shall not be required to furnish, or cause to be furnished, any information or assistance that it does not have the authority or right to provide, or cause to be provided, under the terms of the Merger Agreement. Each of Purchaser and Seller shall retain all books and records with respect to Taxes for a Pre-Closing Tax Period pertaining to the Transferred Subsidiaries and the

Purchased Assets for a period of at least six years following the Closing Date. Notwithstanding the foregoing, Purchaser shall not be entitled to review any Tax Return that a Seller joins as a member of an affiliated, combined or unitary group except for any portion of such Tax Return that relates solely to a Transferred Subsidiary. Further, Purchaser and Seller shall cooperate and work together to properly implement the alternate procedure set forth in Rev. Proc. 2004-53 with respect to the Transferred Employees. All information shared pursuant to this Section 5.8(c) shall be kept confidential, other than with respect to such information reasonably needed to be provided to a Governmental Authority.

(d) No Amended Returns, etc. Unless required to comply with an Order pertaining to a Tax Claim, Purchaser shall not, and shall not cause or permit any Transferred Subsidiary to (i) make, change or revoke any Tax election or deemed Tax election (including without limitation an election pursuant to Section 336 or Section 338 of the Code) that has any retroactive effect in the portion of any Pre-Closing Tax Period ending on or prior to the Closing Date, (ii) grant an extension of any applicable statute of limitations that relates to a Pre-Closing Tax Period, (iii) amend or cause to be amended any Tax Return of Transferred Subsidiary that relates to a Pre-Closing Tax Period, (iv) initiate contact with a Taxing Authority through a voluntary disclosure or similar program in respect of Taxes or Tax Returns of any Transferred Subsidiary for any Pre-Closing Tax Period, or (v) take any action on the Closing Date after the Closing not contemplated by this Agreement that is outside the ordinary course of business of a Transferred Subsidiary that would otherwise increase the liability of Seller, the Asset Sellers or any of their respective Affiliates for Taxes pursuant to this Agreement or otherwise, in each case without the prior written consent of Seller which may not be unreasonably withheld, conditioned, or delayed. Unless required to comply with an Order pertaining to a Tax Claim, Seller shall not, and shall not cause or permit any of its Affiliates to amend or cause to be amended any Tax Return of which any Transferred Subsidiary was included if such amendment will materially and adversely affect the Tax attributes of such Transferred Subsidiary for any Post-Closing Tax Period without the prior written consent of Purchaser which may not be unreasonably withheld, conditioned, or delayed.

(e) Transferred Subsidiary Tax Returns.

(i) The Company shall, at its expense, prepare and file, or cause to be prepared and filed, the following Tax Returns: (A) all combined, consolidated or unitary Tax Returns for any Seller Group and (B) in the case of the Transferred Subsidiaries, any other Income Tax Return for a Taxable period that ends on or before the Closing Date but is required to be filed thereafter, and all such Tax Returns, as they relate to the Transferred Subsidiaries, shall be prepared in accordance with applicable Law and in accordance and consistent with past practice, unless otherwise required by applicable Law. Seller will provide Purchaser with a copy of each Tax Return, together with supporting workpapers, referenced in clause (B) at least 30 days prior to the due date for such Tax Return for Purchaser’s review and comment and Seller shall make such revisions as are reasonably requested by Purchaser with respect to any items on such Tax Returns relating to the Transferred Subsidiaries provided by Purchaser prior to the due date for filing any such Tax Return (taking into account any applicable extensions of time to file).

(ii) Subject to Section 5.8(e)(iii), Purchaser shall, at Purchaser’s expense, prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed by or with respect to the Transferred Subsidiaries or the Purchased Assets other than those prepared by Seller pursuant to Section 5.8(e)(i). Purchaser shall prepare any such Tax Returns that relate to a Pre-Closing Tax Period or a Straddle Period of the Transferred Subsidiaries in accordance with applicable Law and in accordance and consistent with past practice, unless otherwise required by applicable Law. Purchaser shall provide a copy of each such Tax Return that relate to a Pre-Closing Tax Period or a Straddle Period for their review and comment, together with supporting documents, at least 30 days prior to the due date for such Tax Return for Seller’s review and comment. Purchaser shall make such revisions as are reasonably requested by Seller to the extent that such revisions relate to Taxes for any Pre-Closing Tax Period or for which Seller may otherwise be liable.

(iii) For avoidance of doubt, Seller shall have sole discretion regarding the preparation, filing and content of all combined, consolidated or unitary Tax Returns for any Seller Group (consistent with and as provided in Section 5.8(e)(i)(A)) consistent with applicable Law and Seller’s past practices; provided, however, that Seller shall provide Purchaser with a copy of a pro forma Tax Return for each Transferred Subsidiary included in a Seller Group Tax Return for the Taxable Period that ends on or before the Closing Date for Purchaser’s review and comment and Seller shall consider in good faith any revisions as are reasonably requested by Purchaser.

(f) Tax Indemnity.

(i) Seller shall indemnify Purchaser Indemnified Parties, including the Transferred Subsidiaries after the Closing, and hold them harmless from and against any and all Losses to the extent arising out of or resulting from, without duplication, any and all Taxes (or the nonpayment thereof) of (A) Seller or its Affiliates (other than the Transferred Subsidiaries) for any taxable period, including its portion of Transfer Taxes pursuant to Section 5.8(a) (but excluding Purchaser’s portion of such Transfer Taxes), (B) the Transferred Subsidiaries for a Pre-Closing Tax Period (including, without limitation, any such Taxes resulting from any internal restructuring of any of the Transferred Subsidiaries that occurs prior to the Closing, other than any such restructuring undertaken in accordance with Purchaser’s written request), and (C) any and all Taxes of any Person imposed on a Transferred Subsidiary or the Purchaser or its Affiliates or with respect to a Purchased Asset, as a transferee or successor, by Contract (other than a Commercial Tax Agreement) or pursuant to any Law, which Taxes relate to an event or transaction occurring on or before the Closing (including any Taxes for which a Transferred Subsidiary is liable pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. Law as a result of having been a member of a consolidated, combined or similar Tax group before the Closing); in each case except to the extent attributable to Purchaser’s breach of the covenant set forth in Section 5.8(d) or of any other covenant set forth in this Agreement.

(ii) Purchaser shall indemnify Seller and its Affiliates and hold them harmless from and against any and all Losses to the extent arising out of or resulting from, without duplication, any and all Taxes of the Transferred Subsidiaries or otherwise solely with respect to the Purchased Assets for any Post-Closing Tax Period, except to the extent such Tax is attributable to Seller’s or its Affiliates’ breach of the covenants set forth in this Agreement.

(g) Tax Refunds. All refunds (or credits in lieu of a refund) of Taxes paid prior to the Closing Date relating to the Transferred Subsidiaries for any Pre-Closing Tax Period (or other Taxes which Seller or any of its Affiliates have paid pursuant to this Section 5.8) shall be for the account of Seller, except to the extent any such refund (or credit in lieu of a refund) is attributable to any loss or other Tax attribute that arises in a Post-Closing Tax Period. Purchaser shall, if Seller so requests and at Seller’s expense, use commercially reasonable efforts to file for and obtain or cause the Transferred Subsidiaries to file for and obtain any refunds or credits to which Seller is entitled under this Section 5.8(g). The amount of any refund of Taxes (or credit in lieu thereof) to which Seller is entitled under this Section 5.8(g) shall be paid over to Seller (net of any incremental Taxes payable by Purchaser or the Transferred Subsidiaries as a result of the receipt of such refund) within five days of receipt from any Governmental Authority. To the extent any Tax refund paid to Seller pursuant to this Section 5.8(g) is subsequently disallowed or required to be returned to the applicable Governmental Authority, Seller shall repay the amount of such refund, together with any interest, penalties or other additional amounts imposed by such Governmental Authority by reason of such disallowance or requirement to return, to Purchaser within five days of receiving notice of such disallowance.

(h) Tax Claims.

(i) Purchaser, on the one hand, and Seller, on the other, shall inform the other in writing promptly after receipt of notice of any audit, claim, inquiry, examination or other proceeding relating to Taxes of the Transferred Subsidiaries or otherwise with respect to the Purchased Assets for any Pre-Closing Tax Period or which may otherwise be the subject of an indemnification claim pursuant to Section 5.8(f) of this Agreement (a “Tax Claim”); provided, however, a failure to give such notice shall not affect a Party’s rights to indemnification hereunder except to the extent the indemnifying party is prejudiced by such failure. Such notice shall include a copy of the relevant portion of any correspondence received from the relevant Governmental Authority and describe in reasonable detail the nature of such Tax Claim. Purchaser and Seller shall cooperate with each other in the conduct of any Tax Claim. Seller shall, at its expense, have the right to elect to control the conduct of (A) any Tax Claim that does not include a Straddle Period and (B) any Tax Claim that relates solely to the Purchased Assets; provided, that if Seller elects to control such Tax Claim, Seller shall keep Purchaser informed regarding the progress and substantive aspects of such Tax Claim; provided, further, Purchaser shall be entitled at its expense to participate in any such Tax Claim and Seller shall not abandon, compromise or settle any such Tax Claim or appeal any adverse determination made by a Governmental Authority with respect to such Tax Claim without obtaining Purchaser’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). If Seller does not elect to control the conduct of a Tax Claim, then Purchaser shall control the conduct of the Tax Claim at Seller’s expense, but Purchaser shall keep Seller informed regarding the progress and substantive aspects of such Tax Claim, Seller shall be entitled to participate in such Tax Claim at its expense, and Purchaser shall not abandon, compromise or settle any such Tax Claim without obtaining Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(ii) Purchaser shall control any other Tax Claim relating to Taxes of the Transferred Subsidiaries or otherwise with respect to the Purchased Assets; provided, however, that in the case of any such Tax Claim for which Seller is obligated to indemnify Purchaser pursuant to Section 5.8(f), Purchaser shall keep Seller informed regarding the progress and substantive aspects of such Tax Claim, Seller shall be entitled to participate in such Tax Claim at its expense, and Purchaser shall not settle such a Tax Claim without obtaining Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(iii) For the avoidance of doubt, Seller and its Affiliates (other than the Transferred Subsidiaries), shall be entitled to control any Tax Claim with respect to a combined, consolidated or unitary Tax Return for any Seller Group in its sole and absolute discretion; provided, however, that Seller shall not settle any such Tax Claim in a manner which materially and disproportionately adversely affects Purchaser or any of its Affiliates (including the Transferred Subsidiaries) in a Post-Closing Tax Period for which Seller does not have an indemnification obligation pursuant to this Agreement without obtaining Purchaser’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, further, Seller shall provide Purchaser written notice of the resolution of any Tax Claims to the extent such resolution could affect Purchaser or any of its Affiliates (including the Transferred Subsidiaries) in a Post-Closing Tax Period.

(i) Tax Sharing Agreements. Other than with respect to Commercial Tax Agreements, Seller shall cause all Tax allocation agreements or Tax sharing agreements between Seller or any of its Affiliates (other than a Transferred Subsidiary), on the one hand, and any Transferred Subsidiary, on the other hand, to be terminated as of the Closing Date, and shall ensure that such agreements are of no further force or effect as to any of the Transferred Subsidiaries on and after the Closing Date and that there shall be no further liabilities or obligations imposed on any of the Transferred Subsidiaries under any such agreements.

(j) Conflict. In the event of any conflict between this Section 5.8 and Article VIII as it relates to Taxes, this Section 5.8 shall govern.

5.9 Mail Handling. From and after the Closing Date, to the extent that Purchaser or any of its Subsidiaries receives any mail or packages addressed to Seller or any of its Subsidiaries (other than the Transferred Subsidiaries) not relating to the Purchased Assets or the Assumed Liabilities, Purchaser shall promptly deliver such mail or packages to Seller. After the Closing Date, Purchaser may deliver to Seller any checks or drafts made payable to Seller or any of its Subsidiaries (other than the Transferred Subsidiaries) that constitutes a Purchased Asset, and Seller shall promptly deposit such checks or drafts, and, upon receipt of funds, reimburse Purchaser within five Business Days for the amounts of all such checks or drafts, or, if so requested by Purchaser, endorse such checks or drafts to Purchaser for collection. To the extent Seller or any of its Subsidiaries receives any mail or packages addressed to Seller or any of its Subsidiaries (including the Transferred Subsidiaries) but relating to the Business, the Purchased Assets or the Assumed Liabilities, Seller shall promptly deliver such mail or packages to Purchaser. After the Closing Date, to the extent that Purchaser receives any cash or checks or drafts made payable to Purchaser that constitutes an Excluded Asset, Purchaser shall promptly use such cash to, or deposit such checks or drafts and upon receipt of funds from such checks or drafts, reimburse Seller within five Business Days for such amount received, or, if so requested by Seller, endorse such checks or drafts to Seller for collection. After the Closing Date, to the extent that Seller or any of its Subsidiaries receives any cash (including by electronic transfer) or checks or drafts made payable to Purchaser or any of its Subsidiaries (including the Transferred Subsidiaries) that constitutes a Purchased Asset or an asset of any of the Transferred Subsidiaries (including any accounts receivable of the Business in respect of goods sold or services provided after the Closing), Seller shall promptly use such cash to, or deposit such checks or drafts and upon receipt of funds from such checks or drafts, reimburse Purchaser within five Business Days for such amount received, or, if so requested by Purchaser, endorse such checks or drafts to Purchaser for collection. All payments other than by check or draft described in this Section 5.9 shall be remitted no later than five Business Days following receipt. The Parties may not assert any set off, hold back, escrow or other restriction against any payment described in this Section 5.9.

5.10 No Solicitation of Acquisition Proposals. Seller shall not, and shall cause its Affiliates and its and their respective Representatives not to, directly or indirectly, (a) initiate, solicit or knowingly encourage or facilitate the making or submission of any Acquisition Proposal, (b) participate in any discussions or negotiations with any Person regarding an Acquisition Proposal (it being understood that informing a Person of the existence of this Agreement after any such Person contacts Seller regarding an Acquisition Proposal and the restrictions set forth in this Section 5.10 shall not be a breach of this Section 5.10) or (c) furnish any information to any other Person with respect to, or agree to or otherwise enter into, any Acquisition Proposal. Seller hereby confirms that it has discontinued, and has previously directed its Affiliates and its and their respective Representatives to discontinue, any solicitation efforts or negotiations with respect to or in furtherance of any Acquisition Proposal. Seller shall promptly (and in any event within three Business Days after receipt thereof by Seller, any of its Affiliates or its or their respective Representatives) advise Purchaser orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same. In addition, Seller agrees that it shall use commercially reasonable efforts to enforce its rights under Section 6.03 of the Merger Agreement as it relates to any Acquisition Proposal and shall provide Purchaser prompt notice of any notices or other information that Seller receives with respect thereto.

5.11 Noncompetition; Nonsolicitation.

(a) In order that Purchaser may have and enjoy the full benefit of the Business, Seller agrees that for a period beginning on the Closing Date and ending on the second anniversary thereof (the “Term”), Seller shall not, and shall cause its Affiliates not to, without the prior written consent of Purchaser, (i) engage, directly or indirectly, in any Competing Business; or (ii) acquire or own more than 15% of the outstanding equity interests in any Business Competitor. Notwithstanding the foregoing, neither Seller nor any of its Affiliates shall be precluded from (A) engaging in the Retained Business, and reasonably expected or foreseeable extensions of those businesses and the products developed or sold, and the services developed or provided in connection therewith (other than any such extensions, products or services relating to standalone Wi-Fi access points or controllers); or (B) acquiring, merging with or consolidating with any Person which, at the time of the parties’ agreement to enter into such transaction is not a Business Competitor.

(b) For purposes of this Section 5.11, (i) “Business Competitor” shall mean any Person that derived more than 25% of its consolidated gross revenues from a Competing Business during the four fiscal quarters prior to Seller or any of its Subsidiaries’ entering into an agreement providing for the investment in or acquisition of such Person, and (ii) “Competing Business” shall mean the business that designs, develops, manufactures, markets, sells, installs or distributes products in competition with the Business (as conducted as of the Closing).

(c) Notwithstanding the foregoing, the provisions of this Section 5.11 shall not restrict Seller or any of its Affiliates from acquiring and operating any Person who is a Business Competitor so long as Seller or such Affiliate divests all or the required portion of the Competing Business conducted by such Person (the “Divestiture”) within one year of the consummation of such transaction such that an acquisition by Seller or such Affiliate of the retained portion of the Competing Business would be permissible under the terms of the foregoing Section 5.11(a)(ii).

(d) For the avoidance of doubt, this Section 5.11 shall not be applicable to (i) any Person or any of its Affiliates (other than Ultimate Parent and its Subsidiaries) that acquires an interest in Ultimate Parent or its Subsidiaries through any merger, stock purchase, asset purchase or other business combination (provided that such Person was not an Affiliate of Ultimate Parent or any of its Subsidiaries prior to such transaction), (ii) any Person as of and following such time that such Person ceases to be an Affiliate of Seller, (iii) the marketing, sale, installation or distribution by Seller or its Affiliates of any products which incorporate optics products of an original equipment manufacturer or other third party or (iv) the design, development, manufacture, marketing, sale, installation or distribution by Seller and its Affiliates of devices, components or other products for use in standalone Wi-Fi access points or controllers or IoT gateways (it being understood that this clause (iv) does not permit the design, development, manufacture, marketing, sale, installation or distribution by Seller and its Affiliates of standalone Wi-Fi access point or controller products or IoT gateways themselves).

(e) To the extent Purchaser believes that Seller is in breach of Section 5.11(a), Purchaser will use its commercially reasonable efforts to provide written notice to Seller of the operations of Seller or its Affiliates that Purchaser believes constitute a violation of Section 5.11(a) and a period of 10 days following receipt of such notice to resolve such alleged breach (the “Resolution Period”). Such notice shall specify in reasonable detail the basis for such alleged breach. The senior management of the Parties, including each Party’s legal and business Representatives, shall meet (including via telephone) and attempt in good faith to negotiate a resolution of such dispute during the Resolution Period, it being understood that Purchaser shall have no obligation to resolve such alleged breach or to make any concessions to Seller.

(f) Seller agrees that during the Term, Seller shall not, and shall cause its Affiliates not to, directly or indirectly, solicit or recruit any Transferred Employee to leave or terminate his or her employment with Purchaser or its Affiliates. Notwithstanding the foregoing, it shall not be a breach of this paragraph for Seller or its Affiliates to (i) conduct general, non-directed solicitation advertisements or web postings for employment or utilizing an independent employment search firm who has been instructed not to target employees of Purchaser or its Affiliates or (ii) solicit any Transferred Employee whose employment with Purchaser or any of its Affiliate has been terminated (provided there was no breach of this paragraph with respect to such Transferred Employee prior to such termination).

5.12 Termination of Use of Name and Marks.

(a) As soon as reasonably practicable after the Closing Date (but, in any event, within 90 days after the Closing Date), Purchaser shall make all filings with any office, agency or body and take all other actions necessary to effect the elimination of all uses of “Brocade” from the corporate names (to the extent not changed prior to the Closing), registered names or registered fictitious names of the Transferred Subsidiaries.

(b) Seller hereby agrees that upon the Closing, Purchaser and the Transferred Subsidiaries shall have the sole right to use the names and trademarks listed on Annex 2 hereto (the “Sold Marks”). Seller shall not, and shall not permit its Subsidiaries to, use and of the Sold Marks or any variation or simulation thereof in any manner in the world after the Closing, except as required by applicable Law or in connection with disclosure of historical activities of Seller and its Subsidiaries.

5.13 Excluded Litigation Liabilities. In connection with any Proceeding for which the related Liabilities constitute Excluded Litigation Liabilities, Purchaser shall, and shall cause its Affiliates and Representatives to, reasonably cooperate in the investigation and defense by Seller and its Affiliates of such Proceeding (at Seller’s cost and expense), including, (a) permitting Seller, its Affiliates and their respective Representatives to discuss during regular business hours matters related to such Proceeding with such officers, employees, consultants and Representatives of Purchaser and its Affiliates as Seller reasonably requests, (b) permitting Seller, its Affiliates and their respective Representatives to have reasonable access to the properties, books, records, papers and documents of Purchaser, its Affiliates (including the Transferred Subsidiaries) and their respective Representatives related to such Proceeding during regular business hours and upon prior notice to review information and documentation related to such Proceeding, (c) notifying Seller promptly of receipt by Purchaser or its Affiliates (including the Transferred Subsidiaries) of any subpoena or other third party request for documents or interviews and testimony, and (d) providing to Seller copies of any documents produced by Purchaser or its Affiliates (including the Transferred Subsidiaries) in response to or compliance with any subpoena or other third party request for documents. The Parties agree that all communications between any Party or its Affiliates and counsel responsible for or participating in the defense of such Proceeding shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

5.14 Required Business Financial Statements. If Purchaser determines in good faith that Purchaser is required to file the financial statements of the Business with the SEC under the 1934 Act pursuant to Rule 3-05 of Regulation S-X in connection with a filing made with the SEC on Form 8-K announcing the consummation of the transactions contemplated by this Agreement, Purchaser shall promptly file with the SEC a request for the SEC’s concurrence with filing certain abbreviated financial statements (such financial statements to include audited statement of revenues and direct operating expenses and an audited statement of acquired assets and liabilities) in lieu of the full financial statements otherwise required by Rule 3-05 of Regulation S-X. Such financial statements (whether full or abbreviated) and such other information, if any, required by the SEC in response to the waiver letter are referred to herein as the “Required Business Financial Statements”; provided, that the Required Business Financial Statements must satisfy the requirements of any registration statement under the 1933 Act filed by Purchaser prior to the filing of its Annual Report on Form 10-K for the year ending December 31, 2017; provided, further that in no event shall the Required Business Financial Statements be required to include (i) any pro forma financial information or (ii) any financial statements for periods ending on or after the Closing Date or other than for the three most recently completed fiscal years of the Company (or such shorter period as may be required by Rule 3-05 of Regulation S-X). Seller will provide such reasonable cooperation and assistance as may be required by Purchaser in connection with preparing such waiver letter. As promptly as practicable following the SEC’s response to such waiver letter, Seller shall use reasonable best efforts to cause the Company to provide to Purchaser the Required Business Financial Statements.

5.15 Shared Contracts.

(a) Within 30 days after the date hereof, Seller shall deliver an updated Section 3.6(c) of the Disclosure Schedule that sets forth a correct and complete list of Shared Contracts. A Shared Contract that is added to Schedule 3.6(c) of the Disclosure Schedule pursuant to this Section 5.15(a) is referred to herein as a “Supplemental Shared Contract.”

(b) Seller and Purchaser shall use their commercially reasonable efforts to arrange for a Transferred Subsidiary or Purchaser Designee, as applicable, to enter into a new Contract with the applicable Third Party to each Shared Contract, which new Contract contains the terms and conditions applicable to the Business as of the date hereof with respect to such Shared Contract.

(c) In the event a new Contract is not entered into prior to the Closing as contemplated by Section 5.15(b), from and after the Closing, Seller and Purchaser shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to develop a mutually agreeable arrangement (including by way of amendment or addition of services to the Transition Services Agreement) under which (i) a Transferred Subsidiary or a Purchaser Designee would obtain the benefits and assume the obligations under such Shared Contract to the extent applicable to the Business, including by sub-contracting, sub-licensing, or sub-leasing to such Transferred Subsidiary or Purchaser Designee and/or (ii) such portion of such Shared Contract would be held, as of and from the Closing Date, by Seller or its applicable Subsidiary in trust for a Transferred Subsidiary or Purchaser Designee and the covenants and obligations thereunder would be performed by such Transferred Subsidiary or Purchaser Designee in Seller’s or such Subsidiary’s name and all benefits, obligations and liabilities existing thereunder to the extent applicable to the Business would be for such Transferred Subsidiary’s or Purchaser Designee’s account.

(d) Notwithstanding anything contained herein to the contrary, with respect to any Supplemental Shared Contracts that involve the licensing or other use of third party Intellectual Property Rights that are material to the operation or conduct of the Business, in the event that the continued license or use of such Intellectual Property Rights in the operation or conduct of the Business following the Closing Date would require payment by Purchaser or its Subsidiaries of more than $5,000,000 in the aggregate during the 12-month period immediately following the Closing Date (after taking into account the availability of any enterprise licenses or similar rights then held by Purchaser and its Subsidiaries), Purchaser and Seller shall negotiate in good faith with respect to the appropriate allocation of responsibility for such costs.

5.16 Indemnification of Officers and Directors.

(a) Purchaser agrees that, subject to applicable Law, all rights to exculpation or indemnification for acts or omissions occurring prior to the Closing existing as of the date of this Agreement in favor of the current and former directors and officers of any Transferred Subsidiary and his or her heirs and personal representatives (each, a “D&O Indemnitee”), as provided in such Transferred Subsidiary’s articles or certificates of incorporation or bylaws (or comparable organizational or governing documents) or in any agreement between any Transferred Subsidiary and such D&O Indemnitee, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect in accordance with their terms following the Closing, and Purchaser shall cause each Transferred Subsidiary to fulfill and honor such obligations to the maximum extent permitted by applicable Law. In addition, for a period of six years following the Closing Date, Purchaser shall, and shall cause the Transferred Subsidiaries to, cause the certificate of incorporation and bylaws (or comparable organizational or governing documents) of each Transferred Subsidiary to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation and bylaws (or comparable organizational or governing documents) of such Transferred Subsidiary immediately prior to the Effective Time, and during such six-year period, such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of any D&O Indemnitee, except as required by applicable Law.

(b) The provisions of this Section 5.16 shall survive the Closing and are intended to be for the benefit of, and enforceable by, each D&O Indemnitee, and nothing in this Agreement shall affect any indemnification rights that any such D&O Indemnitee may have under the certificate of incorporation or bylaws of any Transferred Subsidiary or any Contract or Applicable Law. Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 5.16 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnitee without the consent of such D&O Indemnitee.

(c) In the event that any of the Transferred Subsidiaries (or any of their respective successors or assigns) shall consolidate or merge with any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or transfers at least fifty percent (50%) of its properties and assets to any other person, then in each case proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable), or transferee of such assets, as the case may be, shall, unless such corporation or entity (or its successors or assigns, if applicable) is otherwise bound by the obligations set forth in this Section 5.16 by applicable Law, assume the obligations set forth in this Section 5.16.

(d) Nothing in this Section 5.16 shall alter or modify in any way the indemnification provisions set forth in Article VIII or the other applicable provisions hereof relating to Excluded Liabilities or Excluded Litigation Liabilities.

ARTICLE VI

CONDITIONS TO CLOSING

6.1 Conditions Precedent to Obligations of Purchaser and Seller. The respective obligations of the Parties to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by the Party for whose benefit such condition exists) on or prior to the Closing Date of each of the following conditions:

(a) No Injunction, etc. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law which is in effect on the Closing Date which would prohibit, enjoin or restrain the consummation of the transactions contemplated by this Agreement to occur on the Closing Date or otherwise making such transactions illegal.

(b) Regulatory Authorizations. The waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated. Any affirmative approval or clearance required under any Competition Laws in the foreign jurisdictions identified on Schedule 6.1(b) shall have been obtained or deemed to have been obtained. CFIUS Clearance shall have been obtained.

(c) Merger. The Merger shall have been consummated.

6.2 Conditions Precedent to Obligation of Seller. The obligation of Seller to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of each of the following conditions:

(a) Accuracy of Purchaser’s Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement (i) that are not qualified by “Purchaser Material Adverse Effect” or other materiality qualifications shall have been accurate in all material respects on the date of this Agreement and shall be accurate in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be accurate in all material respects as of such date), and (ii) that are qualified by “Purchaser Material Adverse Effect” or other materiality qualifications shall have been accurate in all respects on the date of this Agreement and shall be accurate in all respects as of the Closing Date as made on and as of the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be accurate in all respects as of such date).

(b) Covenants of Purchaser. Purchaser shall have performed and complied in all material respects with all covenants contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing.

(c) Closing Certificate. Purchaser shall have delivered a certificate of an authorized officer of Purchaser, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a) and Section 6.2(b) have been satisfied.

(d) Closing Documents. Purchaser shall have executed, or caused to be executed, and delivered to Seller the documents set forth in Section 2.4, and each such agreement and document shall be in full force and effect.

6.3 Conditions Precedent to Obligation of Purchaser. The obligation of Purchaser to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of each of the following conditions:

(a) Accuracy of Representations and Warranties of Seller. The representations and warranties of Seller contained in this Agreement (i) that are not qualified by “Company Material Adverse Effect” or other materiality qualifications shall have been accurate in all material respects on the date of this Agreement and shall be accurate in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be accurate in all material respects as of such date), and (ii) that are qualified by “Company Material Adverse Effect” or other materiality qualifications shall have been accurate in all respects on the date of this Agreement and shall be accurate in all respects as of the Closing Date as made on and as of the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be accurate in all respects as of such date).

(b) Covenants of Seller. Seller shall have performed and complied in all material respects with all covenants contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing.

(c) Closing Certificate. Seller shall have delivered a certificate of an authorized officer of Seller, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a), Section 6.3(b) and Section 6.3(e) have been satisfied.

(d) Closing Documents. Seller shall have executed, or caused to be executed, and delivered to Seller the documents set forth in Section 2.5, and each such agreement and document shall be in full force and effect.

(e) No Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred and be continuing.

(f) Intellectual Property Transfer. Seller shall have delivered to Purchaser executed trademark assignments, patent assignments, copyright assignments and domain name assignments conveying any trademarks, service marks, patents, copyrights and domain names included within the Purchased Assets to Purchaser, in form and substance reasonably satisfactory to Purchaser.

(g) Financial Statements. Purchaser shall have received the Required Business Financial Statements.

ARTICLE VII

TERMINATION

7.1 Termination Events. Without prejudice to other remedies which may be available to the Parties by Law or this Agreement, this Agreement may be terminated and the transactions contemplated herein may be abandoned:

(a) by mutual written consent of the Parties;

(b) by either Party by notice to the other Party if the Closing shall not have been consummated on or prior to the date which is six months following the date hereof (such later date, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to either Party whose failure to perform in all material respects any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date; provided, further, that if the conditions set forth in Section 6.1(b) or 6.1(c) shall not have been satisfied or waived as of the Outside Date but all other conditions set forth in Article VI shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then either Party may, in its sole and exclusive discretion, extend the End Date to the date which is nine months following the date hereof by providing the other Party written notice of such extension on or before the Outside Date;

(c) by either Party by written notice to the other Party, if (i) a final, non-appealable Order, decree or ruling enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement to occur on the Closing Date has been issued by any Governmental Authority of competent jurisdiction (unless such Order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable) or (ii) any Law has been enacted that would make the consummation of the transactions contemplated by this Agreement to occur on the Closing Date illegal;

(d) by Purchaser by written notice to Seller (which shall include notice of Purchaser’s intention to terminate pursuant to this Section 7.1(d)), if (i) any representation or warranty of Seller contained in this Agreement shall be inaccurate such that the condition set forth in Section 6.3(a) would not be satisfied, or (ii) the covenants or obligations of Seller contained in this Agreement shall have been breached in any material respect such that the condition set forth in Section 6.3(b) would not be satisfied; provided, however, that if an inaccuracy or breach is curable by Seller during the 15-day period after Purchaser notifies Seller in writing of the existence of such inaccuracy or breach (the “Seller Cure Period”), then Purchaser may not terminate this Agreement under this Section 7.1(d) as a result of such inaccuracy or breach prior to the expiration of the Seller Cure Period unless Seller is no longer continuing to exercise commercially reasonable efforts to cure such inaccuracy or breach;

(e) by Seller by written notice to Purchaser (which shall include notice of Seller’s intention to terminate pursuant to this Section 7.1(e)), if (i) any representation or warranty of Purchaser contained in this Agreement shall be inaccurate such that the condition set forth in Section 6.2(a) would not be satisfied, or (ii) the covenants or obligations of Purchaser contained in this Agreement shall have been breached in any material respect such that the condition set forth in Section 6.2(b) would not be satisfied; provided, however, that if an inaccuracy or breach is curable by Purchaser during the 15-day period after Seller notifies Purchaser in writing of the existence of such inaccuracy or breach (the “Purchaser Cure Period”), then Seller may not terminate this Agreement under this Section 7.1(e) as a result of such inaccuracy or breach prior to the expiration of the Purchaser Cure Period unless Purchaser is no longer continuing to exercise commercially reasonable efforts to cure such inaccuracy or breach; or

(f) by either Party by notice to the other Party, if the Merger Agreement shall have been validly terminated pursuant to Section 9.01 of the Merger Agreement.

7.2 Effect of Termination.

(a) Except as set forth in this Section 7.2, in the event of any termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become wholly void and of no further force and effect, all further obligations of the parties under this Agreement shall terminate and there shall be no liability on the part of either Party to the other Party, except that the provisions of Sections 5.2(c) (Confidentiality), 5.4 (Public Disclosures) and Article IX (Miscellaneous Agreements of the Parties) of this Agreement shall remain in full force and effect and the Parties shall remain bound by and continue to be subject to the provisions thereof. Notwithstanding the foregoing, the provisions of this Section 7.2 shall not relieve either Party of any liability for any Willful Breach of this Agreement prior to such termination of this Agreement.

(b) If, but only if, (i) this Agreement is terminated pursuant to Section 7.1(f) and (ii) Seller actually receives a Company Termination Fee (as defined in the Merger Agreement) from the Company pursuant to Section 9.03 of the Merger Agreement, then Seller shall reimburse Purchaser for all reasonable out-of-pocket fees and expenses incurred by or on behalf of Purchaser in connection with the preparation, negotiation, execution and performance of this Agreement and the transactions contemplated by this Agreement (such expenses, collectively, the “Third Party Expenses”), up to a maximum of $4,000,000 in the aggregate, by wire transfer of same-day funds within five Business Days following the date on which Purchaser delivers to Seller true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, that such Third Party Expenses shall not include any amounts for a financial advisor to Purchaser or its Affiliates except for reasonably documented out-of-pocket expenses otherwise reimbursable by Purchaser or its Affiliates to such financial advisor pursuant to the terms of the engagement letter or similar arrangement with such financial advisor.

ARTICLE VIII

INDEMNIFICATION

8.1 Indemnification.

(a) Following the Closing and subject to the terms and conditions of this Article VIII, Seller shall indemnify and hold harmless each of Purchaser, Purchaser’s Affiliates and their respective Representatives and successors (each, a “Purchaser Indemnified Party”) from and against any Losses actually incurred or sustained by such Purchaser Indemnified Party (“Purchaser Losses”) as a proximate result of (i) any breach of or inaccuracy in any representation or warranty of Seller set forth in this Agreement or in the certificate delivered pursuant to Section 6.3(c), (ii) any breach of any covenant or agreement of Seller herein, (iii) any Excluded Liabilities, (iv) any Excluded Litigation Liabilities of the Transferred Subsidiaries and (v) the Retained Ruckus Liabilities.

(b) Following the Closing and subject to the terms and conditions provided in this Article VIII, Purchaser shall indemnify, defend and hold harmless Seller, Seller’s Affiliates and their respective Representatives and successors (each, a “Seller Indemnified Party”) from and against any Losses actually incurred or sustained by such Seller Indemnified Party (“Seller Losses”) as a proximate result of (i) any breach of or inaccuracy in any representation or warranty of Purchaser set forth in this Agreement or in the certificate delivered pursuant to Section 6.2(c), (ii) any breach of any covenant or agreement of Purchaser herein, (iii) any and all Liabilities of the Transferred Subsidiaries whether arising on, before or after the Closing (other than any Losses indemnifiable under Section 8.1(a) (determined without regard to Section 8.2) or under Section 5.8), and (iv) any Assumed Liabilities.

8.2 Certain Limitations.

(a) Notwithstanding anything contained herein to the contrary, Seller shall not be obligated to indemnify Purchaser Indemnified Parties for aggregate Purchaser Losses (i) under this Agreement pursuant to Section 8.1(a)(i) in excess of $100,000,000; provided, however, that the limitation set forth in this clause (i) shall not apply to breaches of Sections 3.1, 3.2, 3.6(a), 3.13, 3.14(c), 3.14(e), 3.14(f), 3.14(h) and 3.17 (the “Seller Fundamental Representations”) or (ii) under this Agreement (other than pursuant to Section 5.8 or Sections 8.1(a)(iii) through (v)) in excess of an amount equal to the Purchase Price.

(b) Notwithstanding anything contained herein to the contrary, Seller shall not be obligated to indemnify Purchaser Indemnified Parties under this Agreement pursuant to Section 8.1(a)(i), unless and until the aggregate Purchaser Losses subject to such indemnification collectively exceed $8,000,000 (the “Deductible”), whereupon such indemnification shall be made by Seller only with respect to the amount of such Purchaser Losses in excess of the Deductible; provided, however, that the Deductible shall not apply to any breach of a Seller Fundamental Representation.

(c) The representations and warranties of Seller and Purchaser contained in Article III and Article IV, respectively, of this Agreement shall survive the Closing and terminate on the date that is 12 months following the Closing Date; provided that the Seller Fundamental Representations and the representations and warranties set forth in Sections 4.1, 4.2 and 4.5 shall survive until the expiration of the applicable statute of limitations.

(d) The obligations to indemnify and hold harmless a Party pursuant to Sections 8.1(a)(i) or 8.1(b)(i) shall terminate when the applicable representation or warranty terminates pursuant to Section 8.2(c); provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any claims as to which the Seller Indemnified Party or Purchaser Indemnified Party, as the case may be, to be indemnified (each, an “Indemnified Party”) shall have, before the expiration of the applicable survival period, previously made a claim by delivering a written notice (stating in reasonable detail the basis of such claim, to the extent known by the Indemnified Party) to the indemnifying Party hereunder (the “Indemnifying Party”).

(e) Each Person entitled to indemnification hereunder shall, to the extent as would be required under applicable Law, take all reasonable steps to mitigate all Losses after becoming aware of any event that could reasonably be expected to give rise to any Losses which are indemnifiable or recoverable hereunder or in connection herewith.

(f) For purposes of this Article VIII, any breach of or inaccuracy in any representation or warranty shall be determined without regard to any materiality, Company Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty (other than with respect to (i) the use of such terms in the representations and warranties in Sections 3.6(c), 3.7 (with, for the avoidance of doubt, any determination with respect to a breach of the representation and warranty set forth in the second sentence of Section 3.7 applying “materiality” to the applicable Ruckus Financial Statement(s) or Revenue Statement taken as a whole and not solely with respect to any individual line item(s) therein), 3.8(b), 3.14(a) and 3.16(a) in which case such terms shall not be ignored for the purposes of determining any breach of or inaccuracy in any representation or warranty, and (ii) the word “Material” as used in the term “Company Material Contracts”).

8.3 Procedures for Third Party Claims and Excluded Liabilities.

(a) Promptly after the receipt by any Indemnified Party of a notice of any Proceeding by any third party that may be subject to indemnification under this Article VIII, including any Proceeding relating to any Excluded Liability or Assumed Liability, such Indemnified Party shall give written notice of such Proceeding to the Indemnifying Party, stating in reasonable detail the nature and basis of each claim made in the Proceeding and the amount thereof, to the extent known, along with copies of the relevant documents received by the Indemnified Party evidencing the Proceeding and the basis for indemnification sought. Failure of the Indemnified Party to give such notice shall not relieve the Indemnifying Party from liability on account of this indemnification, except if and only to the extent that the Indemnifying Party is actually prejudiced thereby. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Proceeding.

(b) The Indemnifying Party shall have the right to assume the defense of the Indemnified Party against the third party claim upon written notice to the Indemnified Party delivered within 30 days after receipt of the particular notice from the Indemnified Party which such notice shall include Indemnifying Party’s agreement that it will provide full indemnification to the Indemnified Party for all Losses relating thereto in accordance with the terms of this Agreement; provided, however, that the Indemnifying Party shall not have the right to assume the defense of the third party claim (i) if such third party claim seeks as its primary remedy the imposition of an equitable remedy that is binding upon Purchaser, the Purchased Assets or the Assumed Liabilities, or (ii) the amount of Losses relating to such third party claim could be reasonably expected to exceed the amounts for which the Indemnifying Party is obligated to indemnify hereunder.

(c) So long as the Indemnifying Party has assumed the defense of the third party claim in accordance herewith and notified the Indemnified Party in writing thereof, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the third party claim, it being understood that the Indemnifying Party shall pay all reasonable costs and expenses of co-counsel for the Indemnified Party (A) if the Indemnified Party reasonably and in good faith believes that a conflict of interest exists or could arise which, under applicable principles of legal ethics could prohibit a single legal counsel from representing both the Indemnified Party and the Indemnifying Party in such Proceeding or (B) during the period after such time as the Indemnified Party has notified the Indemnifying Party of such third party claim and prior to such time as the Indemnifying Party has notified the Indemnified Party that the Indemnifying Party has assumed the defense of such third party claim, (ii) the Indemnified Party shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the third party claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed) and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the third party claim (other than a judgment or settlement that is solely for money damages in an amount less than the remaining balance of the limitations on indemnity set forth in Section 8.2 and is accompanied by the Indemnifying Party’s irrevocable commitment to make payment of amounts set forth in such settlement or judgment and a release of all indemnifiable claims against the Indemnified Party) without the prior written consent of the Indemnified Party, which such consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party shall have assumed the defense, such Indemnifying Party shall not be obligated to indemnify and hold harmless the Indemnified Party hereunder for any settlement entered into without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(d) In the case of any third party claims where the Indemnifying Party reasonably believes that it would be appropriate to settle such claim using equitable remedies (i.e., remedies involving the future use of the Purchased Assets), the Indemnifying Party and the Indemnified Party shall work together in good faith to agree to a settlement; provided, however, that no Party shall be under any obligation to agree to any such settlement.

(e) Any payment made pursuant to the indemnification obligations arising under this Agreement shall be treated as an adjustment to the Purchase Price to the extent allowable under applicable Law.

(f) Any indemnity obligation under this Agreement shall be decreased by any amounts actually received by the Indemnified Party under third party insurance policies and any indemnity, contribution or other similar payment actually received by the Indemnified Party from any third party with respect thereto, net of any deductibles or co-payments paid by such Indemnified Party under the relevant insurance policy, any “retro-premium” obligations in connection with such Loss and any costs incurred by such Indemnified Party in procuring such payment under such policy (the “Net Insurance Proceeds”), each Party agreeing (i) to use commercially reasonable efforts to recover all available insurance proceeds and (ii) to the extent that any indemnity payment under this Agreement has been paid by the Indemnifying Party to or on behalf of the Indemnified Party prior to the receipt, directly or indirectly, by the Indemnified Party of any Net Insurance Proceeds under third party insurance policies on account of such Loss which duplicate, in whole or in part, the payment made by the Indemnifying Party to or on behalf of the Indemnified Party, the Indemnified Party shall remit to the Indemnifying Party an amount equal to the amount of the Net Insurance Proceeds actually received by the Indemnified Party on account of such Loss which duplicate, in whole or in part, the payment made by the Indemnifying Party to or on behalf of the Indemnified Party. The amount of any Loss subject to indemnification under this Agreement shall be calculated net of any Tax Benefits actually realized by the Indemnified Party or any of its Affiliates on account of such Losses or any of the circumstances giving rise thereto. If the Indemnified Party actually realizes a Tax Benefit at any time after the indemnity payment is made to it, the Indemnified Party shall promptly pay to the Indemnifying Party the amount of such Tax Benefit. For purposes hereof, “Tax Benefit” shall mean, with respect to any applicable Losses, any cash Tax savings or refunds that are actually realized by the Indemnified Party or any of its Affiliates in the Tax year of the respective Losses or the two immediately succeeding Tax years, and any amounts reasonably anticipated to be credited against cash Taxes payable of the Indemnified Party or any of its Affiliates in the Tax year of the respective Losses or the two immediately succeeding Tax years.

8.4 Certain Procedures. The Indemnified Party shall notify the Indemnifying Party promptly of its discovery of any matter that may give rise to a claim for indemnification pursuant hereto; provided, however, that failure of the Indemnified Party to give such notice shall not relieve the Indemnifying Party from liability on account of this indemnification, except if and only to the extent that the Indemnifying Party is actually prejudiced thereby. The Indemnified Party shall, and shall cause its Affiliates and Representatives to, reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party. Subject to the provisions of Section 8.3, in connection with any actual or threatened claims by, or actual or threatened litigation or other disputes with, third parties relating to Assumed Liabilities or Excluded Liabilities, any such claims, litigation and disputes being referred to as “claims” for purposes of this Section 8.4, to the extent such activities are permitted by applicable Law and would not result in a waiver of the attorney-client privilege, the Indemnified Party shall, and shall cause its Affiliates and Representatives to, reasonably cooperate in the defense by the Indemnifying Party of such claim (at the Indemnifying Party’s cost and expense), including, (i) permitting the Indemnifying Party to discuss during regular business hours the claim with such officers, employees, consultants and Representatives of the Indemnified Party as the Indemnifying Party reasonably requests, (ii) permitting the Indemnifying Party to have reasonable access to the properties, books, records, papers, documents, plans, drawings, electronic mail, databases and computers of the Indemnified Party and its Affiliates and Representatives related to the claim during regular business hours and upon prior notice to review information and documentation relative to the claim, (iii) notifying the Indemnifying Party promptly of receipt by the Indemnified Party of any subpoena or other third party request for documents or interviews and testimony, and (iv) providing to the Indemnifying Party copies of any documents produced by the Indemnified Party in response to or compliance with any subpoena or other third party request for documents.

8.5 Remedies Exclusive. Following the Closing, subject to the dispute resolution procedure set forth in Section 2.2 hereof, the remedies set forth in this Article VIII shall constitute the sole and exclusive remedy for money damages and shall be in lieu of any other remedies for money damages that may be available to the Indemnified Parties under any other agreement or pursuant to any statutory or common law (including Environmental Law) with respect to any Losses of any kind or nature incurred directly or indirectly resulting from or arising out of any of this Agreement, the Business, the Purchased Assets, the Assumed Liabilities or the Excluded Liabilities (it being understood that nothing in this Section 8.5 or elsewhere in this Agreement shall affect the Parties’ rights to specific performance or other similar non-monetary equitable remedies with respect to the covenants referred to in this Agreement or the Parties’ rights under the other Transaction Documents); provided, however, that nothing in this Section 8.5 or elsewhere in this Agreement shall limit any Person’s right to seek any remedy on account of any Party’s Fraud, criminal misconduct or Willful Breach. Seller and Purchaser each hereby waive any provision of any applicable Law to the extent that it would limit or restrict the agreement contained in this Section 8.5.

ARTICLE IX

MISCELLANEOUS AGREEMENTS OF THE PARTIES

9.1 Notices. All notices, requests and other communications required or permitted under, or otherwise made in connection with, this Agreement, shall be in writing and shall be deemed to have been duly given (a) when delivered, if delivered, in person, (b) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed, (c) if sent by email transmission after 6:00 p.m. recipient’s local time and receipt is confirmed, the Business Day following the date of transmission, (d) on receipt after dispatch by registered or certified mail, postage prepaid, (e) on the next Business Day if transmitted by national overnight courier (with confirmation of delivery), in each case, addressed as follows:

if to Purchaser, to:

ARRIS International plc

3871 Lakefield Drive

Suwanee, Georgia 30024

Attention: Patrick W. Macken

Email: Patrick.Macken@arris.com

Attention: Patrick W. Macken

with a copy to (which shall not constitute notice):

Troutman Sanders LLP

600 Peachtree Street

Suite 5200

Atlanta, Georgia 30308

Attention: W. Brinkley Dickerson, Jr.

                Tyler B. Dempsey

Email: brink.dickerson@troutmansanders.com

             tyler.dempsey@troutmansanders.com

if to Seller, to:

LSI Corporation

1320 Ridder Park Drive

San Jose, California 95131

Email: bobcat.notices@broadcom.com

Attention: Patricia McCall

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Attention: Christopher L. Kaufman

                  Anthony J. Richmond

                  Chad G. Rolston

Email: christopher.kaufman@lw.com

            tony.richmond@lw.com

            chad.rolston@lw.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

9.2 Guaranty. Broadcom hereby fully and unconditionally guarantees the timely and full performance of all of the indemnification payment obligations of Seller solely under Section 5.8(f)(i) and Article VIII of this Agreement, as if it were Seller. Broadcom hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the foregoing guaranteed obligations and this Section 9.2 and all demands whatsoever, and covenants that the guaranty in this Section 9.2 will not be discharged, except by complete performance of the obligations contained herein.

9.3 Bulk Transfers. Purchaser hereby waives, on behalf of itself and any Purchaser Designee, compliance by Seller and any of its Subsidiaries with the requirements and provisions of any “bulk-transfer” Laws of any jurisdiction, including Article 6 of the California Uniform Commercial Code, in each case that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Purchaser or any Purchaser Designee; it being understood that any Liabilities arising out of the failure of Seller or any of its Subsidiaries to comply with the requirements and provisions of any such Laws which would not otherwise constitute Assumed Liabilities shall be treated as Excluded Liabilities.

9.4 Remedies Cumulative; Specific Performance. The rights and remedies of the Parties shall be cumulative (and not alternative). The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions of this Agreement in addition to any other remedy to which they are entitled to at law or in equity, in each case without the requirement of posting any bond or other type of security.

9.5 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement or, in the case of a waiver, by the Party against whom the waiver is to be effective.

(b) No failure or delay by either Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

9.6 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement, including all third-party legal, accounting, financial advisory, consulting or other fees and expenses incurred in connection with the transactions contemplated hereby, shall be paid by the Party incurring such cost or expense; provided, that Seller shall be responsible for any such costs or expenses incurred by the Transferred Subsidiaries.

9.7 Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns. Except (i) as provided in Section 5.16 and Article VIII and (ii) solely from and after the consummation of the Merger, for the Company and the Asset Sellers, which, solely from and after the consummation of the Merger, shall be express third party beneficiaries of, and entitled to enforce, Purchaser’s obligations pursuant to Section 2.4, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and assigns.

(b) No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other Party.

9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of laws that would require the application of the laws of any other jurisdiction.

9.9 Jurisdiction. Each of the Parties hereto irrevocably consents to the exclusive jurisdiction and venue of Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in connection with any matter based upon or arising from this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and irrevocably waives, to the fullest extent permitted by applicable Law, and covenants not to assert or plead any objection it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.10 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.11 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by the other Party. Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Agreement shall have no effect, and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

9.12 Entire Agreement. This Agreement, the Confidentiality Agreement, and each of the documents, instruments and agreements delivered in connection with the transactions contemplated by this Agreement, including the other Transaction Documents and the Disclosure Schedule, constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

9.13 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the Parties have caused this Stock and Asset Purchase Agreement to be duly executed as of the date first written above.

LSI CORPORATION

By:	/s/ Thomas H. Krause, Jr.
Name:	Thomas H. Krause, Jr.
Title:	President

BROADCOM CORPORATION, solely for purposes of Section 9.2 hereof

By:	/s/ Thomas H. Krause, Jr.
Name:	Thomas H. Krause, Jr.
Title:	Chief Financial Officer

IN WITNESS WHEREOF, the Parties have caused this Stock and Asset Purchase Agreement to be duly executed as of the date first written above.

ARRIS INTERNATIONAL PLC

By:	/s/ Bruce McClelland
Name:	Bruce McClelland
Title:	Chief Executive Officer